Form 20-F
period 2003-06-30
JUPITERS LTD
filed 2003-10-31
CIK 1087238

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 20-F

 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

                     FOR THE FISCAL YEAR ENDED JUNE 30, 2003
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

      For the transition period from _________________ to ________________

                        Commission file number 333-10374

                                JUPITERS LIMITED
             (Exact name of Registrant as specified in its charter)

                                    AUSTRALIA
                 (Jurisdiction of incorporation or organization)

                             9TH FLOOR, NIECON TOWER
                               17 VICTORIA AVENUE
                          BROADBEACH, QUEENSLAND, 4218
                                    AUSTRALIA
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act

                      8.5% SENIOR REDEEMABLE NOTES DUE 2006
                                (Title of class)

                                  -------------

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                  -------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                [X] Yes       No

                                  ------------

Indicate by check mark which financial statement item the registrant has elected to follow.

                            [X] Item 17     Item 18

                                JUPITERS LIMITED

                                    FORM 20-F
              ANNUAL REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2003

                                TABLE OF CONTENTS

CERTAIN TERMINOLOGY..........................................................................................   3

CURRENCY OF PRESENTATION AND EXCHANGE RATES..................................................................   3

PRESENTATION OF FINANCIAL INFORMATION........................................................................   4

PART I

Item 1.    Identity of Directors, Senior Management and Advisers.............................................   5

Item 2.    Offer Statistics and Expected Timetable...........................................................   5

Item 3.    Key Information...................................................................................   6

Item 4.    Information on the Company........................................................................  15

Item 5.    Operating and Financial Review and Prospects......................................................  33

Item 6.    Directors, Senior Management and Employees........................................................  57

Item 7.    Major Shareholders and Related Party Transactions.................................................  65

Item 8.    Financial Information.............................................................................  67

Item 9.    The Offer and Listing.............................................................................  68

Item 10.   Additional Information............................................................................  69

Item 11.   Quantitative and Qualitative Disclosures about Market Risk........................................  85

Item 12.   Description of Securities Other than Equity Securities............................................  86

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies...................................................  87

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds......................  87

Item 15.   Controls and Procedures...........................................................................  88

Item 16A.  Audit Committee Financial Expert..................................................................  89

Item 16B.  Code of Ethics....................................................................................  89

Item 16C.  Principal Accountant Fees and Services............................................................  89

PART III

Item 17.   Financial Statements..............................................................................  90

Item 18.   Financial Statements..............................................................................  90

Item 19.   Exhibits.......................................................................................... 123

SIGNATURES

CERTAIN TERMINOLOGY

"Jupiters", the "Company" and "we" as used in this Annual Report refer to Jupiters Limited and its controlled entities as an economic entity, except where we make clear that such terms mean only the parent company, Jupiters Limited.

"Park Place" refers to Park Place Entertainment Corporation and "BI Gaming" refers to BI Gaming Corporation, a wholly owned subsidiary of Park Place.

The "Notes" refers to the 8.5% Senior Redeemable Notes due 2006 that have been registered under the Securities Act of 1933 by Jupiters.

"Conrad Jupiters" refers to the Hotel Conrad and Jupiters Casino, the Company's hotel/casino property located on the Gold Coast in the state of Queensland, Australia. "Conrad Treasury" refers to the Conrad International Hotel and Treasury Casino, the Company's hotel/casino property located in Brisbane, the capital city of the state of Queensland, Australia. "Jupiters Townsville" refers to Jupiters Townsville Hotel and Casino", the Company's hotel/casino property in the north of Queensland, Australia.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

Jupiters publishes its consolidated financial statements in Australian dollars ("A$"). Unless otherwise indicated, or the context otherwise requires, all dollar amounts in this Annual Report are expressed in Australian dollars.

The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 into U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average noon buying rates included in the following table were computed based on the noon buying rate on the last day of each month in the relevant period.

   YEAR ENDED JUNE 30,     AT PERIOD END   AVERAGE     HIGH        LOW
-------------------------  -------------  ---------  ---------  ---------
1999.....................    US$0.6611    US$0.6245  US$0.6712  US$0.5500
2000.....................       0.5971       0.6238     0.6703     0.5685
2001.....................       0.5100       0.5320     0.5996     0.4828
2002.....................       0.5628       0.5240     0.5748     0.4841
2003.....................       0.6713       0.5884     0.6729     0.5280

MONTH ENDED                  HIGH        LOW
-----------                ---------  ---------
April 2003...............  US$0.6262  US$0.5970
May 2003.................     0.6585     0.6298
June 2003................     0.6729     0.6564
July 2003................     0.6823     0.6454
August 2003..............     0.6593     0.6390
September 2003...........     0.6810     0.6395

The Australian dollar is convertible into U.S. dollars at freely floating rates and there are currently no applicable exchange control restrictions in Australia. On October 14, 2003, the noon buying rate was US$0.6889 per A$1.00.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise stated, the financial statements included in Item 17 of the Annual Report (the "Financial Statements") have been prepared in accordance with Australian Generally Accepted Accounting Principles ("GAAP") which differ in certain respects from U.S. GAAP. You should read Note 31 to the Financial Statements for a discussion of these differences.

Amounts and percentages appearing in this Annual Report may not total due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

                                                                             FISCAL YEAR ENDED JUNE 30,
                                                           ---------------------------------------------------------------
                                                             1999        2000          2001         2002          2003
                                                           --------- ------------  -----------  -----------   ------------
                                                                    (DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA))
FINANCIAL DATA
   AMOUNTS IN ACCORDANCE WITH
   AUSTRALIAN GAAP
FINANCIAL PERFORMANCE
Operating revenues.......................................  A$568,892  A$  672,673  A$  768,970  A$  789,048   A$   783,768
Operating expenses.......................................    481,708      548,009      622,269      636,219        659,001
Interest expense, net....................................     20,387       19,289       20,705       27,524         35,686
Profit from ordinary activities before income tax
   expense...............................................     66,797      105,375      125,996      125,305         89,081
Income tax expense.......................................     22,237       37,947       46,975       46,516         30,013
Net profit after income tax and outside equity interest..     44,560       67,428       77,100       78,069         58,519
Basic (and diluted) earnings per share (Australian
   cents)................................................       18.5         27.9         31.9         33.6           29.0
Dividends provided for or paid per share (Australian
   cents)................................................       14.0         17.0         19.0         21.0           29.0
Basic (and diluted) earnings per share (US cents)(1)            12.2         16.7         16.3         18.9           19.5
Dividends provided for or paid per share (US cents)(1)           9.3         10.1          9.7         11.8           19.5
BALANCE SHEET DATA (AT PERIOD END)
Cash assets..............................................     83,868      122,946      116,742       85,301         77,933
Total current assets.....................................    116,862      169,844      177,056      133,915        144,642
Property, plant and equipment............................    683,253      748,551      744,622      746,867        758,842
Total assets.............................................    878,578    1,110,117    1,141,535    1,067,331      1,052,416
Non-current interest bearing liabilities.................    219,917      332,480      340,739      431,695        392,270
Total liabilities........................................    344,552      520,976      520,891      597,924        573,452
Contributed equity.......................................    466,125      466,125      466,125      310,457        312,954
Total equity.............................................    534,026      589,141      620,644      469,407        478,964
OTHER FINANCIAL DATA
EBITDA(2) (refer below)..................................    126,540      170,132      198,519      207,251        178,733
Net cash flows:
   Operating activities..................................     87,796      154,657      117,980      136,190         85,561
   Investing activities..................................    (46,695)    (173,956)     (46,935)     (48,124)       (88,280)
   Financing activities..................................     (4,256)      58,377      (77,249)    (119,507)        (4,649)
Depreciation and amortization............................     39,356       45,468       51,818       54,422         53,968
Purchase of property plant and equipment.................     37,924       32,070       44,458       46,313         63,005
Ratio of earnings to fixed charges.......................        3.8x         5.4x         5.7x         5.1x           3.4x
Number of ordinary shares................................    241,357      241,357      241,357      201,346        201,784
AMOUNTS IN ACCORDANCE WITH U.S. GAAP

Operating revenues.......................................  A$557,963  A$  660,273  A$  714,323  A$  738,338   A$   750,813
Net profit after income tax and outside equity interest..     41,530       63,745       42,769       93,310         76,762
EBITDA(2) (refer below)..................................    126,540      170,132      152,262      232,918        202,876
Net cash flows:
   Operating activities..................................     87,796      154,657      112,345      131,835         85,561
   Investing activities..................................    (46,695)    (173,956)     (45,325)     (46,399)       (88,280)
   Financing activities..................................     (4,256)      58,377      (75,539)    (113,332)        (4,649)
Basic (and diluted) earnings per share (cents)...........       17.2         26.4         17.7         40.1     38.1/(37.2)
Cash assets..............................................     83,868      122,946      109,767       81,871         77,933
Total assets.............................................    842,433    1,021,797    1,078,827      969,537      1,022,218
Non-current interest bearing liabilities.................    219,917      320,809      334,739      419,226        384,734
Total equity.............................................    520,881      550,383      557,908      431,004        465,372
Ratio of earnings to fixed charges (refer Exhibit 7.1)           3.6x         5.2x         4.0x         5.8x           4.1x

                                                                     FISCAL YEAR ENDED JUNE 30,
                                                         -------------------------------------------------
                                                           1999      2000     2001       2002       2003
                                                         --------  -------   -------    -------    -------
                                                                   (DOLLARS IN THOUSANDS)
EBITDA CALCULATIONS(2)
Net profit after income tax before outside equity
   interest ...........................................   44,560    67,428    79,021     78,789     59,068
Income tax expense ....................................   22,237    37,947    46,975     46,516     30,013
Interest expense, net .................................   20,387    19,289    20,705     27,524     35,684
Depreciation and amortization .........................   39,356    45,468    51,818     54,422     53,968
                                                         -------   -------   -------    -------    -------
EBITDA Australian GAAP ................................  126,540   170,132   198,519    207,251    178,733
U.S. GAAP adjustments:
   Keno development costs .............................        -         -         -          -          -
   Investment in associated entity ....................        -         -         -          -          -
   Outside equity interest - share of net profit ......        -         -    (1,921)      (720)      (549)
   Cumulative effect of accounting change .............        -         -   (16,725)         -          -
   Mark to fair value of cross currency interest rate
      swap during the period ..........................        -         -    14,168      3,577     (7,769)
   Unrealized foreign exchange gain/(loss) on Notes ...        -         -   (41,779)    27,483     36,378
   Write back of Jupiters Machine Gaming impairment ...
      charge ..........................................        -         -         -      1,131       (246)
   Software development costs .........................        -         -         -     (1,564)         -
   Debt issuance costs ................................        -         -         -       (955)         -
   Deferred costs  ....................................        -         -         -     (3,285)    (1,936)
   Stock based compensation ...........................        -         -         -          -     (1,735)
                                                         -------   -------   -------    -------    -------
EBITDA U.S. GAAP ......................................  126,540   170,132   152,262    232,918    202,876
                                                         -------   -------   -------    -------    -------

OTHER DATA
Average daily hotel occupancy
   Conrad Jupiters ....................................     67.6%     68.1%     65.1%      60.3%      62.4%
   Conrad Treasury ....................................     68.5%     68.3%     70.6%      74.7%      78.5%
   Jupiters Townsville(3) .............................                         49.9%      47.6%      49.8%
Hotel rooms (at period end)
   Conrad Jupiters ....................................      609       609       609        603        603
   Conrad Treasury ....................................      135       135       130        130        130
   Jupiters Townsville(2) .............................                          192        193        194
Casino square footage (at period end)
   Conrad Jupiters ....................................   50,800    50,800    50,800     68,458     68,458
   Conrad Treasury ....................................   53,600    53,600    53,600     53,600     53,600
   Jupiters Townsville ................................                       16,400     16,400     16,400
Gaming machines (at period end)
   Conrad Jupiters ....................................    1,163     1,157     1,197      1,328      1,348
   Conrad Treasury ....................................    1,178     1,186     1,214      1,312      1,329
   Jupiters Townsville(3) .............................                          248        282        292
Table games (at period end)
   Conrad Jupiters ....................................       88        90        87         98        103
   Conrad Treasury ....................................       95        95        99         89         86
   Jupiters Townsville(3) .............................                           16         23         16

-----------------------
(1) The financial data has been translated from Australian dollars into US dollars using the noon buying rate at the end of the period as set out in the table under the heading "Currency of Presentation and Exchange Rates".

(2) EBITDA as used in this annual report is an unaudited non-GAAP measure that we define as earnings before interest, taxes, depreciation and amortization. This information comes from our historical financial statements. We have included EBITDA information because it is one of the measurements we use to assess our financial performance and is important indicator of the operating profits or losses (cash flow) of our business. We also believe that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with Australian GAAP) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. In addition, EBITDA may not be comparable to similarly titled measures of other companies.

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.       RISK FACTORS

You are cautioned that an investment in Jupiters' securities is subject to a number of risks.

The extent to which Jupiters incurs additional debt could affect its ability to repay the Notes.

The incurrence by Jupiters of additional debt under the current credit facilities or future credit facilities, could result in important consequences. For instance, additional indebtedness could:

- make it more difficult for Jupiters to satisfy its obligations under the Notes;

- limit Jupiters' ability to use operating cash flow in other areas of its business because it must dedicate a substantial portion of these funds to make payments of interest and principal on its indebtedness;

- limit Jupiters' ability to fund future working capital, capital expenditures, acquisitions, investments and other general corporate requirements;

- place Jupiters at a competitive disadvantage compared to its competitors that have less debt; and

- limit Jupiters' ability to react to changes in its industry and the economy in general.

Covenants in the Indenture governing the Notes and in Jupiters' credit facilities restrict Jupiters' flexibility in operating its business.

The Indenture governing the Notes and Jupiters' credit facilities contain restrictive covenants. These covenants include restrictions on the ability of Jupiters and the subsidiary guarantors to:

-        incur additional indebtedness;

-        create liens or other encumbrances;

-        make payments and investments;

-        sell or otherwise dispose of assets; and

-        merge or consolidate with other entities.

The credit facilities contain restrictive covenants that in some ways are more restrictive than those contained in the Indenture. The credit facilities require Jupiters to maintain specified consolidated financial ratios.

Failure of Jupiters or a subsidiary guarantor to comply with the covenants or other provisions of its debt instruments, including the Indenture and the credit facilities, could result in an event of default under the debt instruments. An event of default under a debt instrument could cause (1) the related debt to become immediately due and payable and (2) debt issued under a different instrument to become immediately due and payable under cross-acceleration or cross-default provisions. The Indenture and Jupiters' credit facilities contain cross-default and cross-acceleration provisions.

The anticipated merger of Jupiters with TABCORP could adversely impact Jupiters' business, results of operations and financial condition in the future.

On June 12, 2003, Jupiters entered into a merger agreement with TABCORP Holdings Limited. The agreement establishes the framework for the merger of Jupiters and TABCORP. In the event that the merger becomes effective, Jupiters will become a subsidiary of TABCORP.

There are risks associated with integrating the cultures and operations of Jupiters and TABCORP. Specific risks include (1) integrating accounting and financial systems; (2) integrating information technology and support functions;
(3) integrating new management (including human resource management) systems and styles; (4) loss of key staff and (5) implementing new strategies. There is also a risk that, if the merger is consummated and the integration of Jupiters and TABCORP is not completed in a timely manner, it may negatively affect key stakeholders such as customers, employees or suppliers. Should the merger take place, there can be no assurance given that the consequences of the merger would not adversely impact Jupiters' future business, results of operations or financial condition.

Macro economic factors and the impact of global events could negatively affect Jupiters' business.

Jupiters depends upon discretionary spending by Australian and overseas businesses and individuals. During the year ended June 30, 2003, global events such as the war in Iraq and the severe acute respiratory syndrome epidemic in Asia impacted the level of international tourist activity to Australia. The general state of the Australian and world economies can also influence the level of profitability of Jupiters and its ability to meet its obligations under the Indenture. Adverse economic conditions could have a material adverse effect on domestic and international tourism in Australia and the demand for Jupiters' products and services, particularly its premium player business. Any significant downturn in economic conditions or future events of global significance, including acts of terrorism, could have a material adverse effect on Jupiters' business, results of operations and financial condition in the future.

Jupiters bears the risk of cost overruns in the construction of the Gold Coast Convention & Exhibition Centre

Jupiters is currently developing a convention and exhibition center that is to be located adjacent to Conrad Jupiters on behalf the Queensland Government. The development is Government funded. However, Jupiters bears the risk of cost overruns in the construction of the complex, which is due to open in mid-2004. There can be no assurance given that Jupiters will not be exposed to any cost overruns. See " Item 10 - Additional Information - Material Contracts - Gold Coast Convention & Exhibition Centre Development Agreement."

Jupiters bears the risk of operating the Gold Coast Convention & Exhibition Centre.

Jupiters has entered into a management agreement with the Queensland Government to operate the Gold Coast Convention & Exhibition Centre. Although Jupiters will not own the complex, under the terms of the management agreement, Jupiters is responsible for any operating losses incurred by the complex but is entitled to recover any losses from any future operating surpluses of the complex. If the complex incurs significant losses it could have a material adverse effect on Jupiters' business, financial condition and results of operations. See "Item 10 - Additional Information - Material Contracts - Gold Coast Convention & Exhibition Centre Management Agreement."

Additional responsible gaming and other initiatives by regulators and Government could adversely impact Jupiters' casino business.

The Queensland Government and other Australian State Governments are currently considering and implementing regulations to foster the provision of gaming services in a more responsible manner. The Queensland Government has imposed limitations on the denominations of dollar bills that may be accepted by note acceptors attached to gaming machines in the state. Since December 2001, the maximum dollar bill that can be accepted by such note acceptors in Queensland is A$20. Previously there was no such limit. Australian currency is available in A$5, $10, $20, $50 and $100 dollar bills. While the impact of this limitation cannot be reliably measured, Jupiters believes it has had some adverse impact on its gaming machine turnover.

Regulations introduced in other Australian states have included smoking bans in gaming machine venues, restrictions on operating hours, restrictions on advertising and approval restrictions on new gaming product. There can be no assurance such regulations will not be introduced into Queensland, nor can there be any assurance that such regulations will not have a material adverse impact on Jupiters' business, financial condition or results of operations.

Jupiters competes with Australian and international casinos for premium players.

Jupiters' two wholly owned hotel/casinos, which are located in Queensland, compete for premium players primarily with:

-        Crown Casino in Melbourne, Victoria; and

-        Burswood International Resort Casino in Perth, Western Australia.

Star City Casino in Sydney, New South Wales, withdrew from the premium player market in June 2001. However, it could re-enter this market at any time. Future additions, expansions or enhancements to these and other existing properties, or the development of new casino facilities in Australia, could divert premium players away from Jupiters' facilities. In addition, major casino operators in Las Vegas market extensively to Asian premium players. New premium player facilities are currently proposed for certain Asian locations such as Macau. These existing and potential competitors could divert Asian premium players from the Australian gaming market, which could result in a decrease in Jupiters' premium player business.

Jupiters competes with clubs and bars/pubs for local patrons.

Jupiters competes for local patrons with clubs and bars/pubs that offer gaming machines. As of June 30, 2003, there were approximately 41,000 gaming machines in clubs and bars/pubs in Queensland. Enhancements to clubs and bars/pubs in Queensland, or the gaming machines that they offer, could divert local business from Conrad Jupiters, Conrad Treasury and Jupiters Townsville.

The volatility of commission premium player business could result in defaults under the Indenture or other debt instruments.

Commission premium player business is highly volatile. Although Jupiters has historically achieved theoretical win rates over time, during the course of each year Jupiters can enjoy significant wins and sustain significant losses. Jupiters considers losses over A$6.0 million to one player or group of players in a single visit to be significant. Significant losses to premium players on two occasions in August 1997 contributed to a substantial reduction in Jupiters' operating profit for the six-month period ended December 31, 1997. Immediately following these losses, Jupiters temporarily was unable to maintain its interest coverage ratio under a credit facility. After receiving notice, the lenders waived this non-compliance. That credit facility was terminated in connection with the issuance of the Notes. The volatility of commission premium player business in the future may result in significant periodic declines in operating revenues and operating profit. As a result, Jupiters may not be able to maintain the financial ratios under its current or any future credit facilities. Failure to maintain the financial ratios could result in the acceleration of amounts due under the credit facilities. Additionally, under the Indenture, the failure to maintain a financial ratio under a credit facility could also result in the acceleration of amounts due with respect to the Notes.

The imposition of increased taxes on international third parties by the Australian Government could adversely impact Jupiters' commission premium player business.

The Australian Taxation Office has imposed taxes applying to international commission group organizers on commissions paid by Australian casinos. These taxes place Australian casino operators at a competitive disadvantage to casino operators participating in commission premium player business in other countries. Jupiters has elected to absorb these taxes as a cost of participating in this business rather than passing it on to the international commission group organizers. If the rate of this taxation is increased, there can be no assurance given that Jupiters commission premium player business would not be adversely affected.

Devaluation of the Australian dollar could increase the relative debt service cost of the Notes.

Most of Jupiters' assets, liabilities, revenues and expenses are in Australian dollars. Payments of principal and interest with respect to the Notes, however, are payable in U.S. dollars. When the Australian dollar depreciates in value relative to the value of the U.S. dollar, the cost of U.S. dollar liabilities, as expressed in Australian dollars, becomes more expensive. The Australian dollar has fluctuated significantly compared to the U.S. dollar since March 1999.

To protect itself from devaluation of the Australian dollar, Jupiters entered into a five-year cross-currency interest rate swap in March 1999 in connection with the issuance of the Notes. The cross-currency interest rate swap contains customary provisions under which Jupiters will make fixed payments of principal and interest in Australian dollars to the swap counterparty, who, in turn, will pay principal and interest in U.S. dollars.

The cross-currency interest rate swap agreement will not fully protect Jupiters, however, if the principal amount of the Notes becomes payable prior to the expiration of the swap in the event of a change of control or otherwise. See "Item 5 - Liquidity and Capital Resources - Notes."

In addition, the cross-currency interest rate swap agreement will not protect Jupiters against devaluation of the Australian currency, as it relates to the principal and interest payments under the Notes, following the five-year term of the swap. Devaluation of the Australian currency following the term of the cross-currency interest rate swap could have a material adverse effect on Jupiters if it cannot completely hedge its exchange rate exposure at a satisfactory cost.

Future changes to labor laws or Jupiters' inability to negotiate acceptable labor agreements could adversely affect its business.

Jupiters operates in Australia's highly regulated employment market. The Australian legal framework provides clearly defined minimum terms and conditions for a majority of employees, known as awards, and a method for modification of these terms and conditions to suit specific operational requirements, known as certified agreements. Jupiters has established certified agreements that cover various parts of its operations. All of Jupiters' approximate 3,593 non-executive hotel/casino individual employees are covered by an award, a certified agreement or both.

Jupiters' inability to negotiate from time to time an acceptable certified agreement could result in:

-        strikes;

-        significant disruption of operations; or

-        increased operating costs as a result of higher wages or benefits paid.

Any future changes to the labor laws of Australia and its States that impose less favorable awards on Jupiters or significant industrial action by its employees could have a material adverse effect on Jupiters' business, financial condition and results of operations.

Australian law could render the subsidiary guarantees invalid.

Under Australian law, a court could avoid on numerous grounds a guarantee given by a company. For example, a guarantee may be unenforceable against a guarantor if:

- the rules permitting a liquidator of a guarantor to successfully avoid a guarantee, which rules are described below, are applicable; or

- a guarantor did not receive sufficient commercial benefit to justify provision of the guarantee.

An insufficient corporate benefit can arise where a company in a corporate group, such as each subsidiary guarantor, provides a guarantee for the benefit of another member of the corporate group. What constitutes a sufficient corporate benefit is a fact-based inquiry, to be made for each guarantor individually as a separate legal entity. The inquiry weighs several considerations, including:

- the nature of the relationship between the companies in the corporate group and the level of independence with which the companies are operated;

- the nature and present value of the benefit and the burden of the obligations conferred on each company which is a party to the transaction;

- whether any tangible benefit is received by the guarantor, including for example, any proceeds from the arrangement to which the guarantee relates; and

- the knowledge of the directors of each guarantor as to the decisions made by the guarantor.

Each subsidiary guarantor has represented and warranted for the benefit of the holders of Notes that the subsidiary guarantees:

-        have been undertaken in good faith;

-        for the purpose of or in connection with the conduct of its business;
         and

- for its commercial benefit, which is commensurate with the obligations that it has undertaken.

These representations and warranties, however, may not be determinative of the matter if a court considered it. Under Australian law, it is possible that in a proceeding to avoid the subsidiary guarantees, each subsidiary guarantee could be analyzed differently and produce different results.

In addition, under Australian law, a liquidator may be appointed to wind up a subsidiary guarantor:

-        by the shareholders of the subsidiary guarantor at any time; or

- if the subsidiary guarantor is insolvent, by a court upon application of a creditor.

The liquidator would have power to investigate the validity of prior transactions and could seek various court orders. These orders could include the avoidance of transactions entered into prior to the winding up of the subsidiary guarantor and the repayment of money. Under Australian law, depending upon the characteristics of a transaction, a liquidator may avoid the transaction if it were entered into prior to the filing of an application for winding up of a company. Jupiters cannot be certain that a court would not avoid one or more of the subsidiary guarantees or that the holders will not be left with a claim solely against Jupiters.

Certain of Jupiters' gaming licenses may not be renewed.

Certain of Jupiters' gaming licenses have been issued for a finite term as follows:

-        Brisbane casino license expires 2070;

-        Jupiters Keno license expires 2022;

-        Club Keno license expires 2007; and

-        Gaming machine monitoring license expires 2007.

Jupiters cannot be certain when or whether any of these licenses will be renewed by the applicable Governments or that licenses will not be issued to competing third parties. The non-renewal of these gaming licenses or the issuance of such licences to competing third parties could have a material adverse effect on Jupiters' business, results of operations and financial condition in the future.

A license may be granted to a third party to operate Keno in New South Wales.

Jupiters has been granted a license to provide Keno gaming in New South Wales. Keno is an electronic numbers game. Jupiters' Club Keno license permits the operation of the game of Keno in New South Wales in club and casino venues only. There is the possibility that a new license may be issued by the New South Wales Government in the future to operate the game of Keno in pubs throughout New South Wales. The issue of a license to a third party to operate the game of Keno in pubs throughout New South

Wales could have a material adverse effect on Jupiters' business, results of operations and financial condition in the future.

Current policy of the New South Wales Government restricts enhancements to Jupiters' Club Keno game.

Jupiters' experience has shown that the game of Keno requires ongoing enhancements to maintain customer interest in the game. The New South Wales Government adopted a policy that restricted Jupiters from enhancing its Club Keno game in New South Wales. Although this restriction has been relaxed, it has not been completely lifted. Several products that were waiting approval have been granted, but each new concept requires rigorous approvals by the Government.

If similar restrictions were introduced by the Queensland Government in respect of Jupiters' Keno game in that state, they could have a material adverse effect on Jupiters' business, results of operations and financial condition.

Certain components of Jupiters' business are reliant on computer systems

Certain components of Jupiters' business, including gaming, are significantly reliant on various computer systems for their ongoing operations. A prolonged failure of the computer systems supporting or operated by Jupiters would result in a significant and immediate loss of revenue and profit to Jupiters and potential further losses in respect of any longer term negative impacts on customer satisfaction.

ITEM 4.  INFORMATION ON THE COMPANY

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

Legal and Commercial Name

Jupiters Limited is a public company that was incorporated under the laws of Queensland, Australia in 1987. In 1988, it was admitted to the official list of Australian Stock Exchange Limited. Jupiters Limited acquired the Conrad Jupiters hotel/casino business of Jupiters Trust in 1988. Jupiters Limited acquired Jupiters Trust in 1991. Jupiters Trust was established in 1983 to develop Conrad Jupiters.

Incorporation, Domicile and Legal Form

Jupiters is principally governed by the Australian Corporations Act, the listing rules of Australian Stock Exchange Limited and the Constitution of the Company. Additionally, Jupiters' businesses are regulated by specific legislation, licenses and contractual arrangements.

Jupiters' registered office is located at Level 9, 17 Victoria Avenue, Broadbeach, Queensland, Australia and the telephone number in Australia is (61-7) 5584-8900. The Company's Internet address is "www.jupiters.com.au". The Company's agent for service of process under the Indenture governing the Notes is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801 USA.

Recent Developments

Proposed Merger of Jupiters with TABCORP Holdings Limited

On June 12, 2003, Jupiters entered into a merger implementation agreement ("MIA") with TABCORP Holdings Limited. The MIA establishes the framework for the merger of Jupiters and TABCORP. In the event that the merger of Jupiters and TABCORP becomes effective, Jupiters will become a subsidiary of TABCORP. It is anticipated that, subject to shareholder, court and regulatory approvals, the merger will take effect in mid-November 2003. See "Item 10 - Additional Information - Material Contracts - Merger Implementation Agreement."

Following the merger, Jupiters will make application to be removed from listing on the Australian Stock Exchange. If removed, Jupiters would no longer file documents with the Australian Stock Exchange. As a result, Jupiters would no longer be required to furnish to the SEC information of the type previously furnished to the SEC on Form 6-K.

Disposal of the Centrebet Sports Betting Business

In connection with the proposed merger of Jupiters and TABCORP referred to above, on September 29, 2003, Jupiters entered into a contract for the sale of the business of Centrebet Pty Ltd ("Centrebet") to the SportsOdds Group for A$46.55 million. The MIA provides for the sale of the Centrebet business. Subject to regulatory approval, the sale is expected to occur on October 27, 2003.

Principal Capital Expenditures and Divestitures

In fiscal 2001, Jupiters invested A$27.0 million in property, plant and equipment in connection with the operation of its core businesses.

In addition, Jupiters commenced several capital projects in Conrad Jupiters, which included the reconfiguration and relocation of the Keno area of the main gaming floor, a new 517 space carpark and conversion of Fortunes Nightclub to a new Club Conrad premium player facility. The new Club Conrad opened in September 2001.

In fiscal 2002, Jupiters invested A$46.3 million in property, plant and equipment in connection with the operation of its core businesses.

In addition, Jupiters commenced several capital projects in Conrad Jupiters, which included the refurbishment of the former premium player facility to accommodate a club-style facility for premium gaming machine players. 125 additional gaming machines have been installed in the new facility, which became operational April 2002. Jupiters also commenced a large scale civil project to extend Broadbeach Island on which Conrad Jupiters is situated. This extension was undertaken concurrently with Jupiters' development of the State funded Gold Coast Convention & Exhibition Centre. See "Item 3 - Key Information - Risk Factors - Jupiters bears the risk of cost overruns in the construction of the Gold Coast Convention & Exhibition Centre."

In fiscal 2003, Jupiters invested A$63.0 million in property, plant and equipment in connection with the operation of its core businesses. Significant outlays during fiscal 2003 related to the completion of the extension of Broadbeach Island and investment in new gaming machines.

Capital expenditures are generally funded by cash generated from operations.

Acquisition

As at October 7, 2002, Jupiters owned 47.5% of the units of Breakwater Island Trust, which owns Jupiters Townsville. On October 7, 2002, Jupiters announced a takeover offer for the remaining units of Breakwater Island Trust.

Jupiters' offer provided Breakwater Island Trust unitholders two consideration alternatives:

-        A$0.37 cents for each Breakwater Island Trust unit; or

- 2 Jupiters Limited ordinary shares for every 31 Breakwater Island Trust units.

The total consideration offered was A$27.9 million (excluding transaction fees). The takeover was successfully completed on February 24, 2003.

B.       BUSINESS OVERVIEW

Nature of Operations and Principal Activities

Jupiters is a diversified Australian gaming company that:

- owns three premier hotel/casino entertainment facilities in the Australian state of Queensland, being Conrad Jupiters (Gold Coast), Conrad Treasury (Brisbane) and Jupiters Townsville (Townsville);

- operates a real-time, wide-area keno game throughout the Australian states of Queensland and New South Wales;

- provides monitoring services and progressive jackpot services for gaming machines in Queensland;

- operates an international fixed odds sports book. See "Item 4 - Information on the Company - History and Development of the Company - Recent Developments - Disposal of the Centrebet Sports Betting Business.";

- operates a nation-wide information technology service and support business for the Australian gaming and other industries; and

- develops innovative gaming and wagering technology for use by the Company and/or sale or license to third parties in Australia and offshore.

BI Gaming, a wholly owned subsidiary of Park Place, operates Jupiters' two wholly owned hotel/casinos, Conrad Jupiters on the Gold Coast and Conrad Treasury in Brisbane, under management contracts that expire in April 2010. Until April 11, 2002, BI Gaming was an affiliate of Jupiters.

On June 30, 2003, Conrad Jupiters, Conrad Treasury and Jupiters Townsville together offered:

-        138,458 square feet of casino space;

-        2,971 gaming machines;

-        205 table games;

-        927 hotel rooms; and

-        22 restaurants and bars.

Jupiters believes that it is Australia's second largest hotel/casino company in terms of total casino gaming positions. Jupiters has ownership interests in three of the four licensed casinos in Queensland that account, in the aggregate, for 4,199 of the state's approximate 4,996 total casino gaming positions.

Conrad Jupiters

In 1985, Jupiters Trust established the Conrad Jupiters hotel/casino, which is the only casino resort destination on the Gold Coast. Conrad Jupiters offers a wide array of amenities catering to local patrons, Australian and international tourists and premium players. In 1985, the Queensland Government awarded Jupiters Trust a casino license in perpetuity. The initial A$212.0 million investment in Conrad Jupiters was financed with approximately A$100 million of debt and approximately A$112 million of equity.

Known for its beaches and sub-tropical climate, the Gold Coast is one of Australia's most popular tourist destinations. According to Tourism Queensland, in the year ended March 31, 2003, the Gold Coast attracted an estimated 3.6 million domestic visitors and an estimated 0.8 million international visitors. At June 30, 2002, the Gold Coast had approximately 438,470 residents, of whom approximately 336,000 were estimated to be 18 years of age or older. The population is expected to grow by approximately 2.3% per annum over the next 20 years, making it one of the fastest growing regions in Australia.

Conrad Jupiters is located approximately 13 miles from Coolangatta Airport on the Gold Coast, and 50 miles from Brisbane's International Airport. Nearby sporting and entertainment attractions include golf courses, local clubs, Dreamworld, Seaworld, Wet `N' Wild Fun Park, Warner Bros. Movieworld and national parks. Additionally, Conrad Jupiters is located near one of the largest shopping malls in Australia.

Conrad Jupiters is situated on a 16.3-acre landscaped island facility that is a short walk from Gold Coast beaches. Conrad Jupiters offers approximately 68,458 square feet of casino space, including Club Conrad, a 21-story 4-1/2 star hotel and numerous entertainment and dining venues.

At June 30 2003, the casino featured 1,348 gaming machines and 103 table games. The table games include blackjack, roulette, baccarat, craps, mini dice, wheel of fortune, pai gow poker, Caribbean stud poker and sic-bo. In addition, the casino features keno jackpots up to A$2.0 million. The casino's Club Conrad facility offers premium players an international standard private gaming venue.

At June 30, 2003, the hotel had 603 rooms, including 29 suites. The hotel offers views of beaches and nearby mountains. Conrad Jupiters also offers health facilities including a temperature-controlled pool and an outdoor jogging track. Conrad Jupiters has six on-site specialty guest shops, including a beauty salon and a clothing store. The property's covered parking facility can accommodate approximately 2,400 vehicles. Parking for buses can also be accommodated.

In December 2000, Jupiters entered into agreements with the Queensland Government to develop and manage the Gold Coast Convention & Exhibition Centre, which is due to open mid-2004. This Queensland Government funded project is to be located adjacent to Conrad Jupiters. The Government-owned A$118 million complex has been designed to cater for up to 1,500 convention delegates or up to 6,000 concert or sporting event attendees. Jupiters' role is to facilitate the development of the complex and operate it under a long-term management agreement. The strategy for the complex is to attract more convention business to the Gold Coast, particularly larger scale international and national conventions and exhibitions. See "Item 10 - Additional Information - Material Contracts - Gold Coast Convention & Exhibition Centre Development Agreement" and "Additional Information - Material Contracts - Gold Coast Convention & Exhibition Centre Management Agreement."

Since commencing operations in 1985, Conrad Jupiters has received numerous awards for its high level of customer service and excellence. Jupiters believes service and value are important in retaining repeat business.

Jupiters believes its six dining venues at Conrad Jupiters offer a diverse range of quality food at reasonable prices, which it believes is essential to attracting and retaining repeat business from local patrons and Australian and international tourists. The following table summarizes the restaurants featured at Conrad Jupiters:

                                            Seating
             Dining Venue                   Capacity                     Description
------------------------------------------  --------   -----------------------------------------------
Andiamo...................................  140        Italian cuisine and a comprehensive wine list
Charters Towers...........................  110        Steak and seafood and a comprehensive wine list
Food Fantasy Buffet.......................  380        Buffet
Spinners .................................  310        Light meals and snacks
The Prince Albert.........................  170        English pub atmosphere with a selection of
                                                       over 50 beers
Zen.......................................  140        Chinese cuisine

Jupiters Theater has a seating capacity of approximately 1,125. The theater primarily features live entertainment productions that have an average season of 12 months.

Conrad Treasury

In 1995, Jupiters established Conrad Treasury after the State of Queensland agreed to award it a casino license. The 75-year casino license provides a ten-year exclusivity period for casino gaming within a 37-mile radius of its downtown Brisbane location. Jupiters has positioned Conrad Treasury as a boutique hotel and landmark casino that caters to local patrons, Australian tourists and targeted premium players.

Conrad Treasury is located in the elegant environment of historic government buildings. Development of the facility involved the restoration of Brisbane's Treasury and Land Administration buildings, over which Jupiters holds a 75-year lease. Conrad Treasury is housed in one of Queensland's oldest heritage sites. The century-old sandstone Treasury Building is considered a landmark attraction. Jupiters financed the initial A$332 million investment in Conrad Treasury with approximately A$200 million of debt and approximately A$132 million of equity.

According to the Tourism Queensland, for the year ended March 31, 2003, Brisbane had an estimated 4.5 million domestic visitors and an estimated 0.7 million international visitors. At June 30, 2003, Brisbane had approximately 1.7 million residents, of whom approximately 1.3 million were estimated to be 18 years of age or older. Brisbane's population is expected to grow by approximately 1.3% per annum over the next 20 years.

Conrad Treasury is easily accessible by public transportation, by car from major highways and by plane from the domestic and international airports located approximately 11 miles from the property. Nearby entertainment attractions include Queen Street Mall, City Botanic Gardens, Queensland Art Gallery, Museum and Performing Arts Complex and Brisbane Exhibition and Convention Centre.

Conrad Treasury is situated on a 4.6-acre site in Brisbane's central business district. It offers approximately 53,600 square feet of casino space, including Club Conrad, a 5-star hotel and several dining venues. The casino features 1,329 gaming machines and 86 table games. The table games include `touchbet roulette', blackjack, roulette, baccarat, craps, mini dice, wheel of fortune, pai gow poker, Caribbean stud poker and sic-bo. Conrad Treasury also offers keno jackpots up to A$2 million. The hotel has 130 guest rooms. Conrad Treasury's underground parking facility can accommodate approximately 750 vehicles.

Since commencing operations in 1995, Conrad Treasury has received numerous awards for its high level of customer service and excellence, including the 2001 Queensland Hotels Association award for Excellence in Service in 5 Star Accommodation and the 2002 Australian Hotels Association award for Overall Excellence in Service. Jupiters believes service and value are important in retaining repeat business.

Jupiters believes its six dining venues at Conrad Treasury offer a diverse range of quality food at reasonable prices, which it believes is essential to attracting and retaining repeat business from local patrons and Australian and international tourists. The following table summarizes the restaurants featured at Conrad Treasury:

                                                  Seating
                Dining Venue                      Capacity                  Description
------------------------------------------------  --------  ----------------------------------------------
Blackjacks Casino Buffet........................  130       Buffet
Cafe 21.........................................  125       24-hour popular and cafe-style meals
Marco Polo......................................  120       Asian cuisine combined with western specialties
The LAB.........................................  120       Modern cuisine
Pastano.........................................  130       Pasta and noodle dishes
Ryans on the Park...............................  120       Breakfast

Jupiters Townsville

In 1994, Jupiters acquired a 32.2% interest in Breakwater Island Trust, the owner of Sheraton Townsville Hotel & Casino (renamed Jupiters Townsville in
1999). Concurrently, Jupiters acquired an 83.3% interest in Breakwater Island Limited, the Manager of Breakwater Island Trust. In December 1999, Jupiters acquired various interests held by Starwood Pacific Hotels Pty Ltd in Breakwater Island Limited and Breakwater Island Trust. This resulted in Jupiters becoming the operator of the Trust's hotel/casino complex as well as holding 47.5% of the units in the listed Trust and 100% of the shares of the Responsible Entity (trustee). On February 24, 2003, Jupiters increased its ownership interest in Breakwater Island Trust to 100%.

Breakwater Island Trust received north Queensland's first casino license in 1986. Jupiters Townsville is an integrated tourism and leisure facility that caters to local patrons and Australian tourists. At June 30, 2003, the facility included a 194 room hotel, a casino with 24 table games and 295 gaming machines and seven restaurants and bars.

According to Tourism Queensland, in the year ended March 31, 2003, the Townsville region attracted approximately 0.9 million domestic visitors and approximately 110,000 international visitors.

Breakwater Island Trust also owns the Breakwater Marina, which consists of a 241 berth marina in Townsville and 15.8 acres of undeveloped land. Breakwater Island Trust holds a 20% interest in and operates the Townsville Entertainment Centre pursuant to a management contract.

Jupiters Keno

As part of Jupiters' strategy to enhance its position as a leader in the Australian gaming market, in 1997, Jupiters obtained a 25-year license to operate real-time, wide-area keno games in Queensland casinos, clubs, bars/pubs and TABs. The license is exclusive for a minimum of ten years in public places in

Queensland. The Queensland Government has various rights to terminate the license following the first ten years after payment of compensation to Jupiters. Jupiters began operating Jupiters Keno outside of its casinos on July 1, 1997. As of June 30, 2003, Jupiters Keno served 596 clubs and bars/pubs, 248 TABs, Conrad Jupiters, Conrad Treasury, Jupiters Townsville and Reef Casino Cairns. Jupiters Keno relies upon the Jupiters Technology division of Jupiters to support and enhance its proprietary Jupiters Keno computer systems.

Jupiters' appointed agents, who collect turnover and pay out winnings, operate Jupiters Keno throughout Queensland in clubs, bars/pubs and TABs. Jupiters pays the agents a percentage of turnover as a commission. In return for a daily connection fee, Jupiters provides the agents with hardware, equipment installation, maintenance, insurance and promotional material. Jupiters must pay out prescribed minimums of keno revenues as player winnings.

Jupiters is continuing the process of enhancing Jupiters Keno by (1) introducing new product extensions to the game, (2) developing a new Keno terminal and graphics display system and (3) increasing on-site staff training, marketing and promotional activities. Additionally, Jupiters has commenced integrating certain of the functions of its keno games in the states of Queensland and New South Wales with a view to realizing cost savings.

Club Keno

The acquisition of AWA Limited in January 2000 resulted in Jupiters acquiring the business of Club Keno. The license to operate keno in clubs in the state of New South Wales, Australia, is jointly held by Jupiters Gaming (NSW) Pty Ltd, a controlled entity of AWA Limited and a third party, Clubkeno Holdings Pty Ltd. Clubkeno Holdings Pty Ltd is controlled by Clubs New South Wales. Jupiters Gaming (NSW) Pty Ltd operates real-time, wide-area keno games in New South Wales clubs on behalf of the licensees for a fee. The license allows the operation of keno in New South Wales clubs and expires in July 2007. Jupiters is currently negotiating with the New South Wales government to renew that license in accordance with normal regulatory processes and knows of no impediment to this licence being renewed. As of June 30, 2003, Club Keno served 1,022 clubs and Star City Casino, Sydney. The Jupiters Technology division of Jupiters supports Club Keno to enhance its proprietary keno computer systems.

The proportion of subscriptions received from players that represent the theoretical win rate for each type of keno game is deposited into an independent prize fund from which prizes are paid. The remainder is distributed in accordance with the license.

Jupiters is currently restricted from enhancing the Club Keno game by Government policy. See "Item 3 - Key Information - Risk Factors - Current policy of the New South Wales Government restricts enhancements to Jupiters' Club Keno game."

Jupiters plans to build upon its successful entry into real-time, wide-area keno in Queensland and New South Wales by exploring opportunities to participate in similar keno networks in other jurisdictions.

Jupiters Technology, Jupiters International and Gaming Machine Services

Jupiters Technology provides technical support for the Company's technology based gaming activities including products and services sold by Jupiters International. Additionally, Jupiters Technology developed the proprietary technology that enables Jupiters to operate Jupiters Keno, gaming machine monitoring services and progressive jackpots across a real-time, wide-area network together with the sports betting operating system currently used by Centrebet.

In fiscal 1998, Jupiters Machine Gaming Pty Ltd was one of eight entities to acquire a ten-year license to provide monitoring and other services to Queensland's gaming machines at clubs and bars/pubs. The licensed operators commenced gaming machine monitoring services in 1998. Rationalization in the industry has resulted in there being only four licensed operators currently in the market. The Queensland Government previously performed these services prior to outsourcing them under the licenses.

Jupiters' machine gaming monitoring and information system developed by Jupiters Technology is comprised of software and hardware that together allow gaming machine operators to monitor machine activity, including total amount wagered, number of wagers, denomination and total payout.

Jupiters introduced the first generation of the monitoring product specifically for use in Conrad Treasury during 1995. Subsequently, Jupiters installed the product at Conrad Jupiters, Jupiters Townsville and another Australian casino in Darwin. State regulatory authorities have approved the second generation of the monitoring product, called the Cougar system. The Cougar system has some additional attributes to the previous monitoring system and its primary benefit is to enable the Company's three casino's to run the latest machines operating on the Q-COM protocol, which have also been available in clubs and hotels. Jupiters uses the Cougar system to provide services under its monitoring license. As of June 30, 2003, the Cougar system had been installed in 2,679 (or 90%) of Jupiters' 2,969 gaming machines. This number is expected to increase during the year ending June 30, 2004.

Jupiters commenced generating revenues from monitoring services in fiscal 1999. In March 2000, Jupiters entered into an agreement to acquire certain assets of a competitor licensed monitoring operator in Queensland. Jupiters monitors close to 40% of the gaming machines in Queensland clubs and hotels. The Queensland regulatory authority has set the maximum market penetration at 40% per licensee.

Jupiters International is responsible for marketing Jupiters' various technologies outside Australia. At June 30, 2003, Jupiters International had supplied gaming and wagering solutions to more than 24 customers in 11 countries. Among the wagering products supported are horse racing, greyhound racing, pacing, Jai Alai and pari-mutuel sports betting. Gaming products include fixed odds sports betting, single and multi-digit numbers games and keno. Jupiters International recently commenced the supply of gaming terminals to India. Jupiters International is currently in negotiations to supply gaming terminals to China, however, the amount involved and the certainty of completion of such negotiations cannot be confirmed at this early stage.

Centrebet

In November 1998, Jupiters purchased substantially all of the assets of Centrebet, a fixed odds racing and sports book operator. Centrebet, located in the Northern Territory, accepts wagers by telephone and through its web site on the Internet from both Australian and international customers. In April 2000, Centrebet sold its racing wagering business and currently focuses on fixed odds sports betting activities. Centrebet uses a sports betting system called Centaur which was developed and continues to be enhanced by Jupiters Technology. In September 2002, Centrebet expanded its operations to include the United Kingdom. These operations are carried on through Jupiters UK Limited, a subsidiary of Jupiters Limited. Jupiters has entered into a contract for the sale of the Centrebet business. See "Item 4 - Information on the Company - History and Development of the Company - Recent Developments - Disposal of the Centrebet Sports Betting Business."

AWA Technology Services

The acquisition of AWA Limited in January 2000 resulted in Jupiters acquiring the business of AWA Technology Services. AWA Technology Services is believed to be the largest third-party maintenance service provider to the information technology and gaming industries in Australia. The services include (1) repairs and support of desktop computing and network equipment and (2) installation and maintenance of gaming machines and wagering terminals. AWA Technology Services operates through depots in all mainland Australian capital cities, excluding Darwin in the Northern Territory.

Relationship with Park Place

In 1983, Conrad International Hotels Corporation, a wholly owned subsidiary of Hilton Hotels Corporation, commenced managing Conrad Jupiters, became a founder shareholder of Jupiters Trust and appointed directors to the board of directors of the manager of Jupiters Trust. On December 31, 1998, Conrad International Hotels Corporation transferred its rights to manage Conrad Jupiters and Conrad Treasury and its shares in Jupiters to BI Gaming, a wholly owned subsidiary of Park Place. Park Place was formed as a result of the separation of Hilton's hotel and gaming businesses. Park Place acquired Hilton's gaming assets and the Mississippi gaming operations of Grand Casinos, Inc. Certain senior officers and directors of Hilton serve as senior officers and directors of Park Place. Park Place is considered the world's largest casino gaming operator as measured by casino square footage and revenues. At the time Park Place acquired its interest in Jupiters, the management agreements relating to Conrad Jupiters and Conrad Treasury were transferred from Conrad International Hotels Corporation to BI Gaming. Jupiters continues to utilize the Conrad brand name. The right to use the Conrad brand name arises for Conrad Jupiters under the management agreement with BI Gaming and for Conrad Treasury under a license from Hilton Hospitality, Inc. Conrad Jupiters and Conrad Treasury continue to be listed on the Hilton worldwide reservation system.

In April 2002, Jupiters bought back approximately half the shares held by BI Gaming in Jupiters Limited. At the same time, BI Gaming sold its remaining shares in Jupiters Limited to third parties. In addition, Jupiters' Constitution was amended in April 2002 such that BI Gaming no longer has the right to appoint any directors of Jupiters. As a result, Park Place and BI Gaming are no longer affiliates of Jupiters.

Principal Markets

Jupiters comprises the following business segments, based on its management reporting system.

Land Based Operations - Comprises hotel and casino operations at Conrad Jupiters (Gold Coast), Conrad Treasury (Brisbane) and Jupiters Townsville (Townsville) plus the Breakwater Marina.

Wide-Area Operations - Comprises keno operations in Queensland and New South Wales and gaming machine monitoring and related activities in Queensland.

Technology Operations - Comprises national gaming and information technology service providers including AWA Technology Services.

Sports Betting Operations - Comprises Centrebet sports betting business, which Jupiters intends to sell pursuant to a contract entered into on September 29, 2003, with SportsOdds Group.

Jupiters' business segments operate in predominantly one geographical segment, Australia.

For further financial information on Jupiters' segments, see "Item 17 - Financial Statements - Note 26 - Segment Information."

Seasonality of Company's Main Business

Jupiters' hotel/casino businesses generated approximately 76% of the Company's operating revenue in fiscal 2003. Conrad Treasury has historically experienced increased patronage in December (pre Christmas period), Conrad Jupiters has historically experienced increased patronage during January (Australian summer holiday period) and Jupiters Townsville has historically experienced increased patronage in July (attractive warm winter climate). Additionally, international commission premium play enjoys increased activity levels during the Chinese New Year season, which commences at the time of the first full moon in February each year. The seasonality of Jupiters' non-hotel/casino businesses does not materially affect Jupiters.

Sources and Availability of Raw Materials

The Company has no significant manufacturing operations and is not reliant on the supply of raw materials to conduct its core businesses.

Marketing Channels

Jupiters' marketing strategy for its hotel/casino businesses is to attract and retain new and existing customers from three market segments: (1) local patrons,
(2) Australian and international tourists and (3) premium players. Additionally, Jupiters actively promotes its keno operations.

Local Patrons

Jupiters' hotels, casinos, restaurants and retail venues are designed to appeal to local patrons, which Jupiters defines as players residing within a four-hour drive from each property. Jupiters estimates that approximately 67% of its gaming revenue was derived from local patrons in fiscal 2003.

Jupiters' marketing efforts to target local patrons include its Casino Rewards program in South East Queensland, which is a free membership program that offers rewards to members based on individual turnover. Casino Rewards members earn Bonus Dollars on gaming machine play at Conrad Jupiters and Conrad Treasury, which they can redeem for cash. Jupiters also offers Casino Rewards members (1) discounts on travel and shopping and (2) other rewards that are based on player activity information that Jupiters gathers using its proprietary software. Because the software provides information on a player's gaming habits and wagering history, Jupiters can tailor rewards to each individual member. Jupiters Townsville offers a similar patron club program called the Jupiters Rewards Club. Jupiters targets local patrons through radio, television, billboard and the local press.

Australian and International Tourists

Jupiters markets its hotel/casino properties through trade shows and joint promotions with airlines and government tourism offices.

Premium Players

Jupiters' marketing efforts to target premium players include: (1) Club Conrad, an exclusive gaming venue available in both Conrad Jupiters and Conrad Treasury, and (2) other player incentives.

Jupiters Keno and Club Keno

Jupiters markets its keno games through radio, television, billboard and the local press. Additionally, Jupiters conducts promotions at certain of its keno agent outlets and promotes the game through sponsorship of sporting teams and events.

Licenses and Commercial Contracts and Government Regulation

Casino Regulation - Casino Control Act

The Casino Control Act governs the licensing and regulation of casinos in Queensland. This statute requires the Queensland Government to enter into an agreement with the holder of a casino license that sets out the terms on which the license is granted. State parliament ratifies the agreements, which carry the force of law. Jupiters has entered into agreements with the Queensland Government with respect to Conrad Jupiters and Conrad Treasury. The agreements are respectively termed the Jupiters Casino Agreement and the Brisbane Casino Agreement. See "Item 10 - Additional Information - Material Contracts - Jupiters Casino Agreement" and "Item 10 - Additional Information - Material Contracts - Brisbane Casino Agreement."

The Casino Control Act sets out various grounds for suspension or termination of a casino license such as:

-        breach by Jupiters of the casino agreements;

- Jupiters knowingly providing false information to the state regulatory authorities or the Queensland Government;

- the licensee, a director or other person associated with the casino operations being judged as not being a suitable person to be associated with the casino; or

-        insolvency of the licensee.

Where grounds for suspension or termination exist and they are of such a serious and fundamental nature that the integrity of the operation of the casino is jeopardized or the interest of the public is adversely affected, the license can be suspended or terminated. Under these circumstances, Jupiters would have an opportunity to show cause why the license should not be suspended or terminated. If the license is not suspended or terminated, other action can be taken such as the censure of the licensee or the appointment of an administrator to take control of the casino operations.

The Casino Control Act also has extensive requirements regarding the operation of the casino, such as casino layout, surveillance and security, hours of operation, gaming equipment, internal controls and accounting procedures, and the conduct of games.

The Casino Control Act confers significant power on the state regulatory authorities in relation to many of these matters, especially with respect to approvals.

The Queensland Government granted the license to operate Conrad Jupiters in 1985. Jupiters received the license to operate Conrad Treasury in 1995. Certain casino games listed in the casino agreements with the Queensland Government can only be played in Queensland in a licensed casino. These games include blackjack, roulette, baccarat, craps, Two Up, mini dice, wheel of fortune and the machine derivative forms of these games. Jupiters' casino agreements also permit other gaming machine operations at its casinos.

The Queensland Government has granted geographic exclusivity arrangements to casinos upon the issue of casino licenses. Geographic exclusivity has expired for Conrad Jupiters but continues for Conrad Treasury until 2005. Jupiters holds the license for Conrad Jupiters in perpetuity. Conrad Treasury's license expires in 2070.

In addition to the above, the license to operate Jupiters Townsville is held by Breakwater Island Limited a wholly owned subsidiary of Jupiters. Breakwater Island Limited is party to the Breakwater Island Casino Agreement with the Queensland Government with respect to Jupiters Townsville.

The geographic exclusivity arrangement in respect of Jupiters Townsville has expired. Jupiters Townsville's licence is held in perpetuity.

Jupiters Keno Regulation

Jupiters Keno operations are regulated by the Keno Act 1996, the terms of its keno license and an agreement with the Queensland Government. The license was granted in 1997 for a period of 25 years. Jupiters may surrender the license at any time without compensation being payable by either the Government or Jupiters.

The Queensland Government may terminate the license at the end of the first ten years of its term and at the end of the first 20 years of its term. The Government may also terminate the license at any time from year ten through year 17 of the license by giving three years' notice of termination. In each case, the Government will be liable to pay compensation to Jupiters.

The Queensland Government has agreed that it will not issue another keno license or operate or permit another person to operate a keno game or a substantially similar game. However, at the end of the first ten years of the term of the license, the Government may issue a keno license to the Golden Casket Lottery Corporation, a Government-owned corporation. The terms of the license with respect to tax and other charges payable to the Government could be no more favorable to Golden Casket than the terms of Jupiters' license. In addition, Golden Casket could not operate keno through clubs, bars/pubs or any other outlets used as agents by Jupiters. If the Government does grant a license to Golden Casket and at a time when Golden Casket is one of the agents for Jupiters Keno, Jupiters will receive for the balance of the term of its keno license a royalty based on Golden Casket's keno turnover. Jupiters' keno license does not confer exclusivity over Internet keno in a non-public place.

In connection with Jupiters Keno, there are substantially similar restrictions on Jupiters Gaming Pty Ltd, the subsidiary that holds the keno license and operates Jupiters Keno, to those contained in the casino agreements in relation to the amendment of the Constitution, the variation of material agreements and the appointment of directors. There are also restrictions on the issuance and transfer of shares of Jupiters Gaming.

Jupiters Limited guarantees the obligations of Jupiters Gaming with respect to payments to the Queensland Government.

Club Keno Regulation

Club Keno is operated in 1,022 clubs and Star City Casino in New South Wales by Jupiters' subsidiary, Jupiters Gaming (NSW) Pty Limited, which holds a keno license jointly with Clubkeno Holdings Pty Limited. Clubkeno Holdings Pty Limited is controlled by Clubs New South Wales. Club Keno's operations are regulated by the Public Lotteries Act 1996, the terms of the keno license and a management agreement between Jupiters Gaming (NSW) Pty Limited and Clubkeno Holdings Pty Limited. Under the management agreement, Jupiters Gaming (NSW) Pty Limited is responsible for the conduct and management of the game.

The license was granted in 1995 and expires in July 2007. Jupiters is currently negotiating with the New South Wales government to renew that license in accordance with normal regulatory processes and knows of no impediment to the renewal of the licence. The apportionment of subscriptions for entry into a game of keno is required to be reviewed at regular intervals. The next review is due in January 2004, and then on each third anniversary of that date.

A keno prize fund has been established out of which prizes won in respect of games of keno are paid. If there is insufficient money in the keno prize fund, Jupiters Gaming (NSW) Pty Limited must subsidize the fund out of its own funds to the extent necessary to enable prizes to be paid. To date, Jupiters Gaming
(NSW) Pty Limited has not been required to subsidize the fund. On termination of the license, Jupiters Gaming (NSW) Pty Limited is responsible for meeting any deficits in the keno prize fund.

Gaming Machine Services Regulation

The Gaming Machine Act 1991 regulates Jupiters gaming machine monitoring operations in Queensland. Under the Act, Jupiters holds a ten-year license expiring in 2007 to provide gaming machine monitoring and progressive jackpot services in Queensland.

A monitoring operator's license requires the licensee to provide basic monitoring services in accordance with an approved system of internal controls and subject to a number of further specified requirements. Basic monitoring services include:

- the supply of a monitoring service utilizing an approved electronic monitoring system;

- calculating and advising sites of taxes and other fees and charges payable;

- arranging for the acquisition and necessary approvals of gaming machines;

-        arranging for the disposal of gaming machines;

- provision of assistance to sites and/or authorized repairers via a help desk facility;

-        provision of necessary site education; and

-        provision of prescribed reports to the state regulator.

The licensee has an obligation: (1) to ensure that the electronic monitoring system is properly maintained and operating effectively, (2) to test all gaming equipment to ensure its compatibility with the electronic monitoring system; and
(3) to ensure that all gaming machines and monitoring equipment are properly connected and configured.

Centrebet Regulation

The Racing and Betting Act regulates Jupiters fixed odds sports book operations in the Northern Territory. Centrebet Pty Ltd, Jupiters' wholly owned subsidiary, holds a license that expires on June 30, 2015. The Racing and Betting Act and the license issued under that Act require Centrebet to obtain the Northern Territory regulatory authority's approval to any change in the directors, structure, management or control of Jupiters or Centrebet. The regulatory authority also has certain powers over the operations of Centrebet. For example, the Northern Territory regulatory authority can require the betting operations of Centrebet to be audited. In addition, its consent is required for Centrebet to enter into specified types of agreements, to borrow money and to appoint key employees.

Centrebet's operations in the United Kingdom are carried on through Jupiters UK Limited, a subsidiary of Jupiters Limited. Jupiters UK Limited was incorporated in August 2001 under the Companies Act 1985 - 1989 as a limited liability company. Jupiters UK Limited obtained a license to act as a bookmaker pursuant to the Betting, Gaming and Lotteries Act 1963 in January 2002. That license is renewable on a regular basis and is due for renewal in 2005. UK bookmakers are required to comply with the provisions on the Betting, Gaming and Lotteries Act 1963 and non compliance with those provisions may result in criminal sanctions being enforced by the Crown Prosecution Service. See "Item 4 - Information on the Company - History and Development of the Company - Recent Developments - Disposal of the Centrebet Sports Betting Business."

Gaming Regulators

The gaming licenses held by Jupiters are regulated by the Queensland Office of Gaming Regulation in Queensland, the Department of Gaming and Racing in New South Wales, the Northern Territory Department of Industry and Business in the Northern Territory, and Her Majesty's Customs and Excise in the United Kingdom.

Competitive Position

The Australian gambling industry is highly competitive. Gambling activities in Australia include casino gaming, state sponsored lotteries, gaming machines in clubs and bars/pubs, keno, pari-mutuel and fixed-odds betting on horse racing and dog racing, Internet gambling and sports bookmaking.

Jupiters competes with all forms of gambling as well as with other types of leisure and entertainment activities. Jupiters also competes for gambling opportunities in emerging and established gambling jurisdictions. Although Jupiters believes that the Queensland Government has no current plans to issue new casino licenses, the Queensland Government could decide to grant new licenses in the future.

Jupiters believes that casino gaming facilities compete based on the following factors: location, attractions, quality of facilities, gaming experience and entertainment, quality of food, beverage and atmosphere, and price. Conrad Jupiters and Conrad Treasury, which are located in Queensland, compete for premium players primarily with:

-        Crown Casino in Melbourne, Victoria; and

-        Burswood International Resort Casino in Perth, Western Australia.

Crown Casino opened its current facility in mid-1997. Burswood International Resort Casino opened in 1985. In addition, major casino operators in Las Vegas also market extensively to Asian premium players. These competitors could divert Asian players from the Australian gaming market. Future additions, expansions or enhancements to these and other existing properties, or the development of new casino facilities, could divert gaming customers away from Jupiters' facilities. See "Item 3 - Key Information - Risk Factors - Jupiters competes with Australian and international casinos for premium players."

In June 2001, Star City Casino in Sydney, New South Wales, announced its withdrawal from the premium player market.

Jupiters competes for local patrons with clubs and bars/pubs that offer gaming machines. As of June 30, 2003, there were approximately 37,400 gaming machines in clubs and bars/pubs in Queensland.

The Australian Federal Government has passed legislation that makes it illegal for any person to offer casino type games over the Internet to persons while they are in Australia. In addition, Jupiters' casino operations are protected by exclusivity arrangements with the Queensland Government, which prevent other parties, other than the holder of a Queensland casino license, from offering some casino gaming services over the Internet in Queensland or to Queensland residents. Despite the existence of the legislation and Jupiters' exclusivity agreement with the Queensland Government, there are persons who are located outside Australia that provide Internet casino gaming services to Australians, including residents of Queensland. Jupiters can give no assurance that it, the Queensland Government or the Federal Government would or would be able to take action to protect Jupiters' exclusivity rights or enforce the Federal legislation against these persons. The failure to take action to protect Jupiters' exclusivity rights or enforce the Federal legislation could divert business from Conrad Jupiters, Conrad Treasury and Jupiters Townsville.

C.       ORGANIZATIONAL STRUCTURE

Jupiters Limited is the parent company of the group. See "Item 10 - Additional Information - Material Contracts - Merger Implementation Agreement."

The following significant entities are owned by Jupiters Limited to the extent indicated. All significant entities are incorporated in Australia except Jupiters UK Limited, which is incorporated in the United Kingdom. Voting power equates to ownership percentage.

             Entity              Class of Equity  Ownership (%)
-------------------------------  ---------------  -------------
Jupiters Trust                        Units            100
Breakwater Island Trust               Units            100
Breakwater Island Limited        Ordinary Shares       100
Jupiters Custodian Pty Ltd       Ordinary Shares       100
Jupiters Gaming Pty Ltd          Ordinary Shares       100
Jupiters Machine Gaming Pty Ltd  Ordinary Shares       100
Centrebet Pty Ltd (i)            Ordinary Shares       100
Jupiters Gaming (NSW) Pty Ltd    Ordinary Shares       100
AWA Limited                      Ordinary Shares       100
Jupiters International Pty Ltd   Ordinary Shares       100
AWA Wagering Systems Pty Ltd     Ordinary Shares       100
AWA Gaming Services Pty Ltd      Ordinary Shares       100
Jupiters UK Limited              Ordinary Shares       100

(i) See "Item 4 - Information on the Company - History and Development of the Company - Recent Developments - Disposal of the Centrebet Sports Betting Business."

Jupiters Limited directly owns Conrad Jupiters and Conrad Treasury businesses and conducts its other businesses either directly or through its wholly owned and controlled subsidiaries, including:

-        Jupiters Custodian Pty Ltd, the trustee of the Jupiters Trust;

-        Breakwater Island Limited, the trustee of the Breakwater Island;

-        Jupiters Gaming Pty Ltd;

-        Jupiters Machine Gaming Pty Ltd;

-        Centrebet Pty Ltd;

-        Jupiters UK Limited; and

- AWA Limited (acquired by Jupiters in January 2000) and its subsidiaries.

Each of these subsidiaries, together with certain other subsidiaries, is a guarantor of the Notes. Jupiters has entered into a contract for the sale of Centrebet Pty Ltd, and at the completion of the sale, Centrebet will be designated an Unrestricted Subsidiary under the Indenture and, as a result, will cease to guarantee the Notes. See "Item 4 - Information on the Company - History and Development of the Company - Recent Developments - Disposal of the Centrebet Sports Betting Business."

Jupiters Limited, through Jupiters Trust, indirectly owns Conrad Jupiters' land, buildings and casino license. Jupiters Limited owns all units issued in Jupiters Trust and has beneficial ownership of all the assets of Jupiters Trust. Jupiters Custodian Pty Ltd, as trustee of Jupiters Trust, has legal title to all of the assets of Jupiters Trust. Jupiters Limited owns all units issued in Breakwater Island Trust and has beneficial ownership of all the assets of Breakwater Island Trust. Breakwater Island Limited, as trustee of Breakwater Island Trust, has legal title to all of the assets of Breakwater Island Trust. Jupiters Limited directly owns the Conrad Treasury casino license and leases Conrad Treasury's land and buildings from the Queensland Government. Jupiters Gaming Pty Ltd holds the license to operate keno, a numbers game, in Queensland and operates the Jupiters Keno business. Jupiters Machine Gaming Pty Ltd holds a license to monitor gaming machines in Queensland and operates that business. Centrebet Pty Ltd holds a license issued in the Northern Territory to operate a fixed odds sports book. Jupiters UK Limited holds a license to operate as bookmaker in the United Kingdom. AWA Limited, through certain of its controlled entities, jointly holds with a third party, the license to operate keno in clubs in New South Wales and operates the Club Keno business. AWA Limited also owns and operates the business of AWA Technology Services, a nation-wide information technology service and support business. Jupiters International Pty Ltd, a wholly owned subsidiary of AWA Limited, owns and operates the business of Jupiters International, a gaming and wagering technology sales and licensing business. Jupiters Technology, a division of Jupiters Limited, provides technical support for the Company's technology based gaming activities.

D.       PROPERTY, PLANT AND EQUIPMENT

Hotel/Casino Properties

Conrad Jupiters is the Company's hotel/casino complex on Australia's Gold Coast. The property is owned on a freehold basis without encumbrance. The casino license attaching to the property has been issued in perpetuity.

Conrad Treasury is the Company's hotel/casino complex in Brisbane, the capital city of the state of Queensland. The property is held on a leasehold basis without encumbrance. The leasehold property is subject to a 75-year lease that commenced in 1995. The 75-year casino license attaching to the property provides a ten-year exclusivity period for casino gaming within a 37-mile, radius of its downtown Brisbane location.

Breakwater Island Trust, a wholly owned subsidiary, owns Jupiters Townsville, the Breakwater Marina and 15.8 acres of undeveloped land in Townsville on the far north coast of Queensland. These properties are owned by Breakwater Island Trust on a freehold basis without encumbrance. The casino license attaching to the property has been issued in perpetuity.

Each year, Jupiters assesses the ongoing property, plant and equipment requirements of Jupiters Townsville. Additionally, Jupiters, in consultation with BI Gaming and in accordance with the management agreements, assesses the ongoing property, plant and equipment requirements of Conrad Jupiters and Conrad Treasury. Capital expenditure each year typically covers both the maintenance of these properties plus improvement projects that can take over twelve months to complete. Current enhancements projects include new gaming machines (A$ 8.9 million), new hotel executive lounge, a large scale production kitchen, various venue and public area upgrades, and general plant and equipment.

For further information on these hotel/casino properties, see "Item 4 - Information of the Company - Business Overview - Nature of Operations and Principal Activities."

Other Premises

In addition to the above properties, the Company leases approximately 198,260 square feet of premises as follows:

            Location                            Use
---------------------------------  ------------------------------
Gold Coast, Queensland             Corporate Office

Brisbane, Queensland               Jupiters Keno
                                   Gaming Machines Services
                                   Jupiters Technology

Sydney, New South Wales            Club Keno
                                   Jupiters International
                                   AWA Technology Services

Alice Springs, Northern Territory  Centrebet

London, United Kingdom             Business Development Office
                                   Jupiters UK

All Australian capital cities      AWA Technology Services depots
(excluding Darwin)

Jupiters' operations are subject to extensive Australian laws and regulations relating to the storage, handling, generation, treatment, emission, release, transportation, discharge and disposal of certain substances and waste materials. Permits are required for certain of Jupiters' operations and these permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations may result in fines or the entry of injunctions against Jupiters or the imprisonment of Jupiters' officers. Jupiters does not believe it will be required under existing environmental laws and enforcement policies to expend amounts that will have a material adverse effect on its results of operations or financial condition. The requirements of such laws and enforcement policies, however, have generally become stricter in recent years. Accordingly, Jupiters is unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

You should read this discussion and analysis together with "Selected Financial Data" and with the audited consolidated financial statements appearing elsewhere in this Annual Report. The audited consolidated financial statements were prepared in accordance with Australian GAAP, which differs in certain material respects from U.S. GAAP. See "Item 17 - Financial Statements - Note 31 - Reconciliation of Australian GAAP to US GAAP."

Jupiters' fiscal year ends on June 30 of each year and is identified according to the calendar year in which it ends. For example, the fiscal year ended June 30, 2003 is referred to as "fiscal 2003."

OVERVIEW

Jupiters and its affiliates have gradually expanded and diversified their involvement in the Australian gambling industry. For example:

- In 1985, their first wholly owned hotel/casino (Conrad Jupiters) opened.

- In 1994, Jupiters acquired (1) a 32.2% interest in Breakwater Island Trust, the owner of Sheraton Townsville, (2) an 83.3% interest in Breakwater Island Limited, the manager of Breakwater Island Trust, and
         (3) entered the gaming technology industry.

-        In 1995, Jupiters opened its second wholly owned hotel/casino, Conrad
         Treasury.

- In 1997, Jupiters obtained a license to operate real-time, wide-area keno games in Queensland casinos, clubs, bar/pubs and TABs.

- In 1998, Jupiters purchased substantially all of the assets of Centrebet, a fixed odds racing and sports book operator.

- In fiscal 1999, Jupiters began providing monitoring and progressive jackpot services for gaming machines in Queensland.

-        In fiscal 2000, Jupiters (1) acquired all of the shares of AWA Limited,
         (2) acquired various interests in Breakwater Island Limited and Breakwater Island Trust resulting in Jupiters Limited owning 100% of Breakwater Island Limited, 47.5% of Breakwater Island Trust and becoming the operator of the newly named Jupiters Townsville, and (3) was announced the preferred developer and operator of the Gold Coast Convention and Exhibition Center.

- In fiscal 2003 (1) Jupiters increased its ownership interest in Breakwater Island Trust to 100% from 47.5% and (2) entered into an agreement with TABCORP Holdings Limited to merge its entire operation with that company. See "Item 10 - Additional Information - Material Contracts - Merger Implementation Agreement."

In fiscal 2002, Jupiters began accounting for its operations under the following business segments:

Land Based Operations - Comprises hotel and casino operations at Conrad Jupiters and Conrad Treasury and hotel, casino and marina operations at Jupiters Townsville. Casino operating revenues comprise revenue from (1) gaming machines,
(2) table games, (3) main floor table games, (4) non-commission premium players and (5) commission premium players and also includes Jupiters Keno revenues at Conrad Jupiters, Conrad Treasury and Jupiters Townsville. Casino operating revenues are the aggregate of gaming wins and losses and are reported net of allowances. Allowances are the retail value of rooms, food and beverage provided to customers on a complimentary basis. Hotel operating revenues include all non-gaming revenues earned at Conrad Jupiters, Conrad Treasury and Jupiters Townsville.

Wide-Area Operations - Comprises (1) keno operations in Queensland (excluding keno revenue from Conrad Jupiters, Conrad Treasury and Jupiters Townsville) and New South Wales and (2) gaming machine monitoring and related activities in Queensland.

Technology Operations - Comprises national gaming and information technology service providers including AWA Technology Services.

Sports Betting Operations - Comprises Centrebet sports betting business.

Unallocated - Comprises income-earning assets and revenue, interest-bearing loans, borrowings and expenses and corporate assets and expenses.

Jupiters operates predominately in one geographical segment, Australia.

Prior to fiscal 2002, Jupiters accounted for its operations in one business segment, being `tourism, leisure and gaming'. For purposes of comparison, Jupiters has accounted for its operations in fiscal 2001 using the business segments adopted in fiscal 2002.

See "Item 17 - Financial Statements - Note 26 - Segment Information."

CRITICAL ACCOUNTING POLICIES

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Australia. The significant accounting policies are more fully described in "Item 17 - Financial Statements
- Note 1 - Statement of Significant Accounting Policies". The preparation of the Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Jupiters continually evaluates amounts and disclosures related to estimates and judgments, including those related to investments, intangible assets, income taxes, contingencies and litigation. Estimates and judgments about the carrying values of assets and liabilities that are not readily apparent from other sources are based on historical experience and on other information believed to be relevant and reliable under the circumstances. Actual results may differ from these estimates under different assumptions.

The accounting policies have been developed over many years as the gaming and hospitality industry and Generally Accepted Accounting Principles or "GAAP" have evolved. The Financial Statements are prepared under Australian GAAP and accounting policies are compliant with all aspects of Australian GAAP. Australian GAAP is based on a substance over form conceptual framework that requires Jupiters to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in the Financial Statements on that basis.

In all material respects the accounting policies are applied consistently across the Jupiters group of companies. The critical accounting policies discussed below generally apply to all segments of the company. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Jupiters' disclosure relating to them.

The following are the critical accounting policies applied in producing the Australian GAAP financial statements.

Non-Current Assets

Land, buildings and casino licenses are recorded at cost of acquisition or development. The Gold Coast and Townsville casino licenses are issued in perpetuity and the Brisbane casino license expires in April 2070.

Buildings, plant and equipment and where appropriate, casino licenses are depreciated over their estimated useful lives on a straight line basis with depreciation on buildings and applicable casino licenses applying a rate of 1% - 1.3%, plant and equipment - owned applying a rate of 7% - 33%, and plant and equipment - leased applying a rate of 20%.

All non-current assets are reviewed semi-annually to determine whether their carrying amounts require write down to recoverable amount. Recoverable amount is determined using net cash flows discounted at 10.9% to present values.

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

The acquisition of the management contract in respect of Jupiters Townsville Hotel & Casino is recorded at cost and is being amortized over the period of the extended term of the contract of 22 years.

Deferred borrowing expenses are amortized over the term of the related financial instrument.

Goodwill/Discount on Acquisition

On acquisition of a controlled entity or a business, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as either goodwill on acquisition or as a discount on acquisition which is allocated between the non-monetary assets of the controlled entity.

Purchased goodwill is amortized on a straight line basis for AWA Limited at twenty years and for Centrebet at seven years. The unamortized balance of goodwill is reviewed at each balance date and charged to the Statement of Financial Performance to the extent that applicable future benefits are no longer probable.

Self Insurance of Queensland Workers Compensation Liabilities

From July 2002, the Company has self insured its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a license from WorkCover Queensland. Liabilities that may arise in this regard are contingent on claims by employees. At each reporting date, the liability recognized for the Company's potential workers' compensation liabilities in respect of its Queensland employees is measured in accordance with an independent actuarial valuation. The valuation makes allowance for the Company's estimated claims liability, residual liability and outstanding liability.

Critical Accounting Policies Applied in the US GAAP Reconciliation

A reconciliation of differences between Australian and United States GAAP is contained in "Item 17 - Financial Statements - Note 31 - United States Generally Accepted Accounting Principals (US GAAP)." The adjustments, which have the most significant impact on the United States GAAP reconciliation are as follows (note references refer to the basis of estimation used in each policy):

- adjustment of non-current asset useful lives for depreciation purposes (Note 31 (a)(i));

-        fair value adjustments to cross currency interest rate swap (Note 31
         (a)(iii));

- removal of hedge accounting applied to foreign dollar denominated debt (Note 31 (a)(iv));

- recording of pre-opening costs on new facilities and projects as an expense (Note 31 (a)(viii));

- amortisation of beneficial conversion factor embedded in reset preference shares; (Note 31 (a)(xv); and

- substitute amortization of goodwill with the related impairment charge (Note 31 (a)(xviii).

A discussion of the nature and financial impact of the above reconciling items has been included in the "Item 17 - Financial Statements - Note 31 - United States Generally Accepted Accounting Principals (US GAAP)."

Changes in Accounting Policies - Australian GAAP

The application of new Australian Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", has resulted in a change in the timing of recognition of the dividend provision. Previously, the Company recognized a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognized at the reporting date where the dividend has been declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of fiscal 2003 by A$22,902,204. In accordance with the new standard, no provision for final dividend has been recognized for the year ended June 30, 2003. Recognition of this dividend occurred at August 12, 2003 and accordingly will be included in the financial statements for fiscal 2004.

The revised Accounting Standard AASB1028 "Employee Benefits", has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the Company measured the provision for annual leave based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised standard, the provision for annual leave is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of fiscal 2003 by A$170,562. In addition, profits in fiscal 2003 have decreased by A$75,969 due to an increase in the employee benefits expense. Current provisions at June 30, 2003 have also increased by A$246,531 as a result of the change in accounting policy.

Changes in Accounting Policies - US GAAP

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141,"Accounting for Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Jupiters adopted these standards on July 1, 2002. These standards affect accounting for business combinations consummated after June 30, 2001, and existing goodwill and other intangible assets of the company.

The standards require, among other provisions, companies to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. The standards no longer require the amortization of goodwill while other intangible assets will continue to be amortized over their estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. Intangible assets with indeterminable useful lives will not be amortized but assessed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

During the year ended June 30, 2003, Jupiters wrote back the amortization of goodwill recorded under Australian GAAP and recognised an impairment charge related to goodwill in accordance with United States GAAP.

Apart from the above, there have been no other changes in accounting policies in fiscal 2003.


New  Accounting Standard Effective in a Future Period

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created prior to February 1, 2003. We are currently in the process of evaluating any effect the adoption of FIN No. 46 will have on our consolidated financial position, results of operations and cash flows.

PROFIT CONTRIBUTION BY BUSINESS SEGMENT

                                                                    AS AT JUNE 30,
                                                              2001      2002       2003
                                                            -----------------------------
                                                                    (in A$ thousands)
LAND BASED OPERATIONS
    Revenue                                                  608,655   608,324   600,079
    Expenses                                                 434,908   439,252   458,771
    Depreciation and amortization                             28,285    26,969    29,693
                                                             ---------------------------
    EBIT(1)                                                  145,462   142,103   111,615
                                                             ---------------------------
WIDE-AREA OPERATIONS
    Revenue                                                   98,442   117,812   122,861
    Expenses                                                  64,675    78,534    78,605
    Depreciation and amortization                             11,759    13,972    10,873
                                                             ---------------------------
    EBIT(1)                                                   22,008    25,306    33,383
                                                             ---------------------------
TECHNOLOGY
    Revenue                                                   49,001    54,180    57,147
    Expenses                                                  47,547    55,213    53,067
    Depreciation and amortization                                536       851     1,354
                                                             ---------------------------
    EBIT(1)                                                      918    (1,884)    2,726
                                                             ---------------------------
SPORTS-BETTING (CENTREBET)
    Revenue                                                   17,507    30,417    30,818
    Expenses                                                   7,049    15,677    20,885
    Depreciation and amortization                              2,782     3,109     4,134
                                                             ---------------------------
    EBIT(1)                                                    7,676    11,631     5,799
                                                             ---------------------------
Interest                                                     (20,711)  (27,525)  (35,685)
Eliminations                                                  (7,917)  (11,860)   (6,702)
Other                                                        (21,440)  (12,467)  (22,055)
Profit from ordinary activities before income tax expense    125,996   125,305    89,081
Income tax expense relating to ordinary activities           (46,975)  (46,516)  (30,013)
Outside equity interest                                       (1,921)     (720)     (549)
Net profit before outside equity interest                     77,100    78,069    58,519

----------------
(1) EBIT as used in this annual report is an unaudited non-GAAP measure that we define as earnings before deduction of interest payments and income taxes. This information comes from our historical financial statements. We have included EBIT information because it is one of the measurements we use to assess our financial performance. We believe that EBIT is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBIT should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with Australian GAAP) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. In addition, EBIT may not be comparable to similarly titled measures of other companies.

FISCAL 2003 COMPARED TO FISCAL 2002

Consolidated

         Revenue

Revenue decreased by A$8.6 million, or 1.1%, to A$787.7 million in fiscal 2003 from A$796.3 million in fiscal 2002 principally due to a reduction in revenues from commission premium play. See below for further information relating to revenue by business segment.

         Operating Expenses

Operating expenses (including gaming and wagering taxes/contribution) were A$607.2 million in fiscal 2003 compared to A$586.1 million in fiscal 2002, an increase of A$21.1 million or 3.6%. This increase was principally due to the effects of inflation. See below for information relating to expenses by business segment.

         Depreciation and Amortization

Depreciation and amortization expense decreased slightly by A$0.4 million to A$54.0 million in fiscal 2003 from A$54.4 million in fiscal 2002. See below for information relating to depreciation and amortization by business segment.

         Interest Expense, Net

Interest expense, net and finance charges, increased by A$8.0 million, or 29.0%, to A$35.6 million in fiscal 2003 from A$27.6 million in fiscal 2002. The increase in interest expense was primarily due to an additional A$12.7 million of interest payable in respect of reset preference shares that were issued in April 2002.

         Profit from Ordinary Activities Before Income Tax

Profit from ordinary activities before income tax was A$89.1 million in fiscal 2003 as compared to A$125.3 million in fiscal 2002. This decrease was principally due to a combination of lower revenue from commission premium play, higher interest costs pertaining to the reset preference shares that were issued in April 2002 and costs relating to the proposed merger with TABCORP.

         Net Profit After Income Tax and Outside Equity Interest

The net profit after income tax for fiscal 2003 was A$58.5 million, a decrease of A$19.6 million, or 25%, compared to A$78.1 million in fiscal 2002. The result for fiscal 2003 was impacted by non-recurring costs related to the merger with TABCORP of A$4.0 million and a below theoretical win rate on commission premium play business reducing after tax earnings by $3.4 million. The result for fiscal 2002 was impacted by an adverse tax ruling, which reduced the net profit after tax by a net A$10.0 million, while, an above theoretical win rate on commission premium play business provided A$12.9 million in additional after tax earnings.

Land Based Operations

         Revenue

Land based operations revenue was A$600.1 million in fiscal 2003, a decrease from A$608.3 million in fiscal 2002. Revenue from land based operations is broken out below (1) by casino operating revenues and hotel operating revenues and (2) by property.

         Casino Operating Revenues

Casino revenue decreased by A$18.4 million, or 3.8%, to A$463.0 million for fiscal 2003, principally due to a reduction in revenues from commission premium play.

Gaming machine revenues. Gaming machine revenue growth on previous corresponding period improved consistently throughout the year (see table below). Total gaming machine revenues for the three casinos was A$259.6 million in fiscal 2003 compared to A$254.3 million in fiscal 2002, an increase of A$5.3 million or 2.1%. Gaming machine revenue for the six months ended June 30, 2003 increased A$10.4 million or 8.5% compared to the corresponding period demonstrating the continuing positive trend evident since the installation of the Cougar gaming machine monitoring system and the introduction of new gaming machines in December 2001.

QUARTER               SEPT. 02  DEC. 02  MAR. 03  JUN. 03
---------------------------------------------------------
Revenue growth vs
previous
corresponding period    (8.9%)    2.1%     7.9%     9.2%

The Company's gaming machine replacement and investment cycle will be driven by customer demand and availability of new product. In fiscal 2004, the Company expects to upgrade approximately one third of the installed base of gaming machines.

            NO. OF MACHINES AT
CASINO        JUNE 30, 2003
Gold Coast       1,348
Brisbane         1,329
Townsville         295

Main floor table game revenues. Main floor table game performance remained flat.

Non-commission premium play revenues. Non-commission premium play revenues decreased 4.0% in fiscal 2003 compared to fiscal 2002 in Conrad Jupiters and Conrad Treasury principally due a reduction in volume. Jupiters Townsville does not participate in premium play business.

Commission premium play revenues. Commission premium play revenue for fiscal 2003 decreased 20% over fiscal 2002, due to the fact that Jupiters achieved a win rate of 1.215% from international commission business, which was less that the theoretical win rate of 1.265%. Revenue earned from this business segment remains in the range of 10%-15% of the Company's revenue. Commission premium play increased provisioning for doubtful debts during fiscal 2003 by A$5.3 million, compared to less than A$0.1 million for fiscal 2002.

         Hotel Operating Revenues

Total hotel revenue increased by A$9.1 million, or 7.2% to A$135.0 million in fiscal 2003 compared to A$125.9 million in fiscal 2002. This was primarily attributable to an improved performance by food and beverage operations across all properties.

As a result of a continued focus on high yielding corporate and convention business revenues, hotel rooms revenue increased by 7.7% in fiscal 2003 compared to fiscal 2002. An increase in domestic activity compensated for the decrease in activity in the international inbound segment.

Revenue by Property

Conrad Jupiters. Operating revenues at Conrad Jupiters decreased by A$2.4 million, or 0.7 % to A$328.6 million for fiscal 2003 compared to A$331.0 million for fiscal 2002 mainly due to a reduction in commission premium play revenue.

Casino patronage of approximately 11,000 per day in fiscal 2003 remained in line with fiscal 2002. Average main floor spend per patron was also consistent between fiscal 2003 and fiscal 2002.

Gaming machine revenue increased in fiscal 2003 by 2.9% compared to fiscal 2002. In the second half of fiscal 2003, gaming machine revenue increased 8% over the corresponding period in fiscal 2002 due to the impact of a significant rollout of new product in the first half of fiscal 2003.

Hotel room revenue increased in fiscal 2003 compared to fiscal 2002 reflecting an improvement in average occupancy from 60.3% in fiscal 2002 to 62.4% in fiscal 2003 supported by an increase in average room rate of 2.8% over the previous year.

Food and beverage revenues increased 8.9% in fiscal 2003 compared to fiscal 2002 primarily as a result of promotions, theatre packages and some menu revisions. The hotel also benefited from increased domestic tourism as locals chose not to travel abroad due to uncertainty surrounding international events.

Conrad Treasury. Operating revenues at Conrad Treasury decreased A$7.9 million or 3.3% to A$229.4 million in fiscal 2003 compared to A$237.3 million for fiscal 2002 mainly due to a reduction in commission premium play revenue.

Gaming machine revenue increased in fiscal 2003 by 1.7% compared to fiscal 2002. As with Conrad Jupiters, gaming machine revenue increased 8% in the second half of fiscal 2003 when compared to the corresponding period in fiscal 2002, due to the impact of a significant rollout of new product in the first half of fiscal 2003.

Daily casino patronage remained flat at around 9,000 in both fiscal 2003 and fiscal 2002. Average main floor spend per patron improved against the previous year primarily due a small increase in per patron spend on gaming machines along with a small increase in per patron spend on main floor tables.

Hotel room revenue was up 8.3% in fiscal 2003 compared to fiscal 2002. Occupancy continued to improve increasing from 74.7% in fiscal 2002 to 78.5% in fiscal 2003 and was supported by an increase in average room rate of 3.9% in fiscal 2003 compared to fiscal 2002.

Food and beverage revenues increased 10.2% in fiscal 2003 compared to fiscal 2002 due to strong convention activity in Brisbane.

Jupiters Townsville. Operating revenues at Jupiters Townsville increased A$0.9 million, or 2.3% to A$39.9 million in fiscal 2003 compared to A$39.0 million in fiscal 2002.

Gaming machine revenue for fiscal 2003 was in line with fiscal 2002. In the second half of fiscal 2003, gaming machine revenue increased 17% over the corresponding period in fiscal 2002 due to the impact of a significant rollout of new product in the first half of fiscal 2003.

Hotel room revenue increased 7.4% in fiscal 2003 compared to fiscal 2002 with occupancy strengthening to 49.8% in fiscal 2003 compared with 47.1% in fiscal 2002. Improved hotel occupancy and marketing efforts resulted in food and beverage operations performing strongly with revenues increasing 7.7% in fiscal 2003 compared with fiscal 2002.

         Expenses

Operating expenses (excluding depreciation and amortization expense) in fiscal 2003 were A$458.8 million, an increase of A$19.5 million or 4.4% on the A$439.3 million recorded in fiscal 2002 due mainly to inflation.

         Depreciation and Amortization

Depreciation and amortization expenses increased by A$2.7 million to $29.7 million in fiscal 2003 due to the investment in new gaming machine product in fiscal 2003.

         EBIT

As a result of the above factors, earnings before interest and income tax ("EBIT") in land based operations decreased by A$30.5 million, or 21.5%, from A$142.1 million in fiscal 2002 to A$111.6 million in fiscal 2003.

Wide-Area Operations

         Revenue

Revenue for the wide-area operations segment increased by A$5.1 million from A$117.8 million in fiscal 2002 to A$122.9 million in fiscal 2003.

Keno turnover in Queensland for fiscal 2003 was A$278.2 million compared to A$261.4 million in fiscal 2002. Keno turnover in New South Wales was A$333.7 million in fiscal 2003 compared to A$343.0 million in fiscal 2002. Queensland has continued to perform strongly due to the continued strong performance of clubs and pubs. The ongoing sales and marketing activity has resulted in positive turnover growth. New South Wales struggled with turnover in fiscal 2003. Increased responsible gambling regulation has continued to have a negative impact on Keno wide-area gaming in New South Wales. A new logo was launched into the Queensland and New South Wales market providing a unified brand for the game. Fiscal 2004 will see new Keno terminals rolled out into both states providing the latest technology and facilities for the future development of new Keno products. Jupiters provides Keno to over 800 outlets in Queensland and 1,000 clubs in New South Wales. See "Item 3 - Key Information - Risk Factors - Current policy of the New South Wales Government restricts enhancements to Jupiters' Club Keno game."

Monitoring of gaming machines in clubs and pubs in Queensland generated revenue of A$19.1 million in fiscal 2003, an increase of 15.6% over fiscal 2002. This performance is the result of the business supplying monitoring services to a number of large venues which have elected to use a broad range of the Company's products. Internal and wide area random jackpots, from which Jupiters' monitoring business earns revenue, have been introduced into a number of sites bolstering the revenue of this business. The Company's market share at the end of fiscal 2003 was approximately 37.7%, just below the regulated maximum level of 40%.

         Expenses

Operating expenses (excluding depreciation and amortization expense) were A$78.6 million in fiscal 2003 in line with operating expenses of A$78.5 million in fiscal 2002.

         Depreciation and Amortization

Depreciation and amortization expense decreased by A$3.1 million, or 22.2%, to $10.9 million in fiscal 2003 due to final depreciation of initial capital costs associated with the set up of the gaming machine monitoring business.

         EBIT

As a result of the above factors, wide-area operations EBIT increased by A$8.1 million, or 31.9%, from A$25.3 million in fiscal 2002 to A$33.4 million in fiscal 2003.

Sports Betting Operations

         Revenue

Revenue of Centrebet remained stable at A$30.8 million in fiscal 2003 compared to A$30.4 million in fiscal 2003.

The poor performance of Centrebet in fiscal 2003 was attributable to a number of factors, including increased competition, which led to an increase in marketing expenditure, an increase in other operating expenses, regulatory uncertainty and the impact of the decision to sell the business taken in March 2003.

Turnover grew at a slower than expected rate in fiscal 2003 due to increased competition in Centrebet's traditional Nordic markets, which have become the target of significant marketing spend by some of Centrebet's major United Kingdom based competitors. The increasing impact of betting exchanges also had a significant effect on the rate of turnover growth. Regulatory uncertainty grew during fiscal 2003 with some significant developments particularly in Denmark. This uncertainty together with the sale process impacted the day to day operation of the business resulting in a lower than expected win rate in fiscal 2003.

The sale process caused disruption within the business that can be seen in the lower win rate in the last quarter of fiscal 2003 of 3.6%, despite turnover for that quarter being in line with the corresponding period in fiscal 2002, which was unusually high due to the impact of wagering in connection with the Soccer World Cup.

A$ 000'S          FISCAL 2003  FISCAL 2002  CHANGE
--------          -----------  -----------  -------
Turnover            452,087      401,006     12.7%
Wagering Revenue     30,026       28,678      4.7%
Win Rates              6.64%        7.15%    (7.1)%

The total number of bets placed continued to grow in fiscal 2003 compared to fiscal 2002, although the average bet size reduced. This is mainly due to the impact of betting exchanges on the top end or wholesale segment of Centrebet's client base.

                   FY03      FY02   CHANGE
                  -------  -------  ------
TOTAL BETS
(A$ MILLION)         15.4     11.7     32%
AVERAGE BET SIZE  A$29.38  A$34.35  (14.5)%

         Expenses

Operating expenses (excluding depreciation and amortization expense) increased A$5.2 million, or 33%, to A$20.9 million in fiscal 2003 from A$15.7 million in fiscal 2002, which was mainly due to increases in expenditure on marketing programs designed to counter the increased competition and expenses associated with the preparation of new products and a new web platform.

         Depreciation and Amortization

Depreciation and amortization expense increased by A$1.0 million, or 32%, to A$4.1 million in fiscal 2003 from A$3.1 million in fiscal 2002 due to the ongoing investment in information technology.

         EBIT

As a result of the above factors, sports betting operations EBIT decreased by A$5.8 million, or 50.1%, from A$11.6 million in fiscal 2002 to A$5.8 million in fiscal 2003.

Technology Operations

         Revenue

Revenue from technology operations, including intersegment revenue, increased by A$3.0 million, or 5.5%, from A$54.2 million in fiscal 2002 to A$57.2 million in fiscal 2003. The increase in revenue was due to a A$3.9 million, or 17.2%, increase in intersegment revenue offset by a A$0.9 million, or 3.1%, decrease in external sales. The increase in intersegment revenue was principally due to the provision of maintenance services to wide-area operations. The decrease in external sales was principally due to a change in the customer base of AWA Technology Services.

         Expenses

Operating expenses (excluding depreciation and amortization expense) were A$53.1 million in fiscal 2003 compared to A$55.2 million in fiscal 2002, a decrease of A$2.1 million or 3.8%, principally due to some improvement in operating efficiency.

         Depreciation and Amortization

Depreciation and amortization expense increased by A$0.5 million, or 55%, to $1.4 million in fiscal 2003 from A$0.9 million in fiscal 2002 principally due to investments in information technology.

         EBIT

As a result of the above factors, EBIT in technology operations in fiscal 2003 increased A$4.6 million to A$2.7 million compared with a loss of A$1.9 million in fiscal 2002.

FISCAL 2002 COMPARED TO FISCAL 2001

Consolidated

         Revenue

Revenue increased by A$19.1 million, or 2.5%, to A$796.3 million in fiscal 2002 from A$777.2 million in fiscal 2001. See below for further information relating to revenue by business segment.

         Operating Expenses

Operating expenses (including gaming and wagering taxes/contribution) were A$586.1 million in fiscal 2002 compared to A$572.5 million in fiscal 2001, an increase of A$13.6 million or 2.4%. See below for information relating to expenses by business segment.

         Depreciation and Amortization

Depreciation and amortization expense increased by A$2.6 million to A$54.4 million in fiscal 2002. See below for information relating to depreciation and amortization by business segment.

         Interest Expense, Net

Interest expense, net increased by A$6.9 million, or 33.3%, to A$27.6 million in fiscal 2002. The increase in interest expense was primarily due to an additional A$3.5 million of interest payable in respect of reset preference shares that were issued in fiscal 2002.

         Profit from Ordinary Activities before Income Tax

Profit from ordinary activities before income tax was A$125.3 million in fiscal 2002 as compared to A$126.0 million in fiscal 2001.

         Net Profit After Income Tax and Outside Equity Interest

The net profit after income tax for fiscal 2002 was A$78.1 million, an increase of A$1.0 million compared to A$77.1 million in fiscal 2001. Impacting this result was an adverse tax ruling, which reduced the net profit after tax by a net A$10.0 million. Also, an above theoretical win rate on commission premium play business provided A$12.9 million in additional after tax earnings (fiscal 2001: A$10.0 million).

Land Based Operations

         Revenue

Land based operations revenue was A$608.3 million in fiscal 2002, a slight decrease from A$608.7 million in fiscal 2001. Revenue from land based operations is broken out below (1) by casino operating revenues and hotel operating revenues and (2) by property.

         Casino Operating Revenues

Casino revenue remained flat at A$481.4 million in fiscal 2002.

Gaming machine revenues. Revenue from gaming machines overall fell 6.7% in fiscal 2002 compared to fiscal 2001. The overall reduction is attributable to regulatory changes introduced by the Queensland Government in December 2001 limiting denominations in note acceptors to twenty-dollar notes or less and the delay in deploying the Cougar monitoring system, which in turn delayed the roll-out of new gaming machines. The rollout at Jupiters Townsville was successfully completed in June 2002.

Table game revenues. Table game revenues, the other significant component of casino operating revenues, increased by A$19.4 million, or 8.6%, from A$225.8 million in fiscal 2001 to A$245.2 million in fiscal 2002, primarily due to commission premium play revenue increasing 28.4% over the previous period.

Main floor table game revenues. Main floor table game revenues decreased by 2.1% in fiscal 2002 compared to fiscal 2001. The Company is focussed on improving the revenues and margins in this area through the introduction of enhanced table games and other new game variations and business process improvements. Conrad Treasury installed a technology-enhanced version of roulette, called Touch Bet Roulette, in May 2002, which has been popular with players new to the game.

Non-commission premium play revenues. Non-commission premium play revenues remained flat in fiscal 2002 compared to fiscal 2001. Jupiters Townsville Casino does not participate in premium play business.

Commission premium play revenues. Club Conrad's commission business revenue increased 28.4% in fiscal 2002 compared to fiscal 2001. This increase was primarily due to an increase in business volumes (front money up 33%) over the prior corresponding period and above theoretical win rates continuing to be achieved.

         Hotel Operating Revenues

Total hotel revenue decreased by A$1.2 million, or 1.0%, from A$124.9 million in fiscal 2001 to A$123.7 million in fiscal 2002. Room revenue for the three properties decreased A$1.0 million compared to fiscal 2001. See below for details on hotel operating revenues by property.

         Revenue by Property

Conrad Jupiters. Operating revenues at Conrad Jupiters increased by A$17.8 million, or 5.7%, to A$331.0 million in fiscal 2002 compared to A$313.2 million for fiscal 2001. The new Club Conrad facility, which opened in September 2001, has received an overwhelming response from customers and places the facilities amongst the best in the Australasian region. Conrad Jupiters is receiving a steady flow of business with growth being experienced particularly from China.

Casino patronage was approximately 11,000 per day (fiscal 2001: 11,500) with the average main floor spend per patron remaining in line with fiscal 2001.

Gaming machine revenue decreased 3.1% compared to fiscal 2001 due to the impact of the limitations placed on note acceptors and the delay in deployment of the Cougar system.

Hotel room revenue in fiscal 2002 decreased 6.7% compared to fiscal 2001 reflecting a reduction in the average occupancy from 65.1% in fiscal 2001 to 60.3% in fiscal 2002, which was offset by a 2.3% improvement in average room rate. The high-energy stage show, Rhythm of the Night, opened in May 2002 and replaced the highly successful Hidden Palace as part of an ongoing program to offer a unique and innovative entertainment experience in the property.

Food and beverage revenues in fiscal 2002 improved marginally compared to fiscal 2001 despite being impacted by reduced hotel and convention bookings.

Work has commenced on the extension of Broadbeach Island, which is being undertaken in conjunction with Gold Coast Convention and Exhibition Center civil works. The 1.5 acre increase in the land area will allow Jupiters the flexibility to pursue future growth opportunities at the property.

Conrad Treasury. Operating revenues at Conrad Treasury in fiscal 2002 decreased by A$16.6 million, or 6.5%, to $237.3 million compared to $253.9 million in fiscal 2001.

Casino patronage was approximately 9,000 per day (fiscal 2001: 10,000) with the average main floor spend per patron remaining in line with fiscal 2001.

Gaming machine revenue decreased 9.2% compared to fiscal 2001. The reduction is indicative of the continuing competitiveness of product offered by clubs and hotels and the introduction of limitations on note acceptors. As noted above, the Company is addressing this with the conversion of gaming machines to the Cougar system and the introduction of enhanced gaming product.

Hotel room revenue continued to grow, with occupancy increasing to 74.7% (fiscal 2001: 70.6%) and the average room rate increasing by 3.9%.

Food and beverage revenues decreased 5.7% compared to the fiscal 2001 due to the reduced casino patronage and intense competition from other venues in down town Brisbane. The LAB restaurant and bar was successfully introduced into the hotel in January 2002.

Jupiters Townsville. Operating revenues at Jupiters Townsville decreased by A$3.4 million, or 8.4%, from A$40.2 million in fiscal 2001 to A$36.8 million in fiscal 2002.

Gaming machine revenue decreased 15.0% compared to fiscal 2001 due to the impact of local competition and the introduction of limitations on note acceptors.

Casino patronage was approximately 1,700 per day (fiscal 2001: 1800) with the average main floor spend per patron $37.70 in fiscal 2002.

Hotel room revenue, which is largely tourism based, fell 5.3% compared to fiscal 2001. This decrease was due a 2.3% decrease in the occupancy rate and a 0.3% decrease in average room rate. Food and beverage operations remained steady despite reduced occupancy.

         Expenses

Operating expenses (excluding depreciation and amortization expense) in fiscal 2002 of A$439.3 million were broadly in line expenses of A$434.9 million in fiscal 2001.

         Depreciation and Amortization

Depreciation and amortization expenses decreased by A$1.3 million to $27.0 million in fiscal 2002 due to some gaming machines and equipment reaching the end of their useful lives.

         EBIT

As a result of the above factors, earnings before interest and income tax ("EBIT") in Land Based Operations decreased by A$3.4 million, or 2.3%, from A$145.5 million in fiscal 2001 to A$142.1 million in fiscal 2002.

Wide-Area Operations

         Revenue

Revenue increased by A$19.4 million, or 19.7%, from A$98.4 million in fiscal 2001 to A$117.8 million in fiscal 2002. The increase in revenue in fiscal 2002 was due to an increase of A$18.6 million from keno operations and a A$0.8 million increase from game machine monitoring. Keno turnover in Queensland for fiscal 2002 was A$261.4 million (fiscal 2001: A$235.2 million) and in New South Wales was A$343.0 million (fiscal 2001: $340.8 million). The increase in turnover for the Queensland game is due to new game variations and ongoing promotional activities. A recent relaxation of legislative restrictions over enhancements to the New South Wales game allowed the introduction of the first new game variation in three years. Keno Racing was launched into NSW Clubs in late March 2002 and is expected to contribute positively to turnover in the coming year.

Monitoring of gaming machines in clubs and hotels in Queensland generated revenue of A$16.5 million in fiscal 2002, compared to A$15.7 million in fiscal 2001. The wide-area linked jackpot, `Money Train' continues to perform solidly with over A$9.0 million paid out in Grand Jackpot winnings throughout the statewide network of seventy venues. A trial of a new wide-area jackpot commenced with a large hotel and hospitality group. The Company's market share remained just below the regulated maximum level of 40%.

         Expenses

Operating expenses (excluding depreciation and amortization expense) were A$78.5 million in fiscal 2002 compared to A$64.7 million in fiscal 2001, an increase of A$13.8 million or 21.3%. This increase was predominantly due to an increase in gaming taxes and keno commission paid on increased turnover.

         Depreciation and Amortization

Depreciation and amortization expense increased by A$3.2 million, or 18.8%, to $14.0 million in fiscal 2002 due to capital additions.

         EBIT

As a result of the above factors, Wide-Area Operations EBIT increased by A$3.3 million, or 15.0%, from A$22.0 million in fiscal 2001 to A$25.3 million in fiscal 2002.

Sports Betting Operations

         Revenue

Centrebet's revenue increased by A$12.9 million, or 73.7%, from A$17.5 million in fiscal 2001 to A$30.4 million in fiscal 2002. This increase in revenue was due to a 59.3% increase in turnover compared to fiscal 2001 and assisted by the favorable win rate achieved on bets taken on the FIFA World Cup, where a number of the pre-tournament favorites lost matches. The last quarter of fiscal 2002 proved to be a busy period for Centrebet as five additional languages were added to the web site, which was upgraded and relaunched in April 2002.

         Expenses

Operating expenses (excluding depreciation and amortization expense) were A$15.7 million in fiscal 2002 compared to A$7.0 million in fiscal 2001, an increase of A$8.7 million which is in line with the revenue growth.

         Depreciation and Amortization

Depreciation and amortization expense increased by A$0.3 million to A$3.1 million in fiscal 2002.

         EBIT

As a result of the above factors, Sports Betting Operations EBIT increased by A$3.9 million, or 50.6%, from A$7.7 million in fiscal 2001 to A$11.6 million in fiscal 2002.

Technology Operations

         Revenue

Revenue from technology operations, including intersegment revenue, increased by A$5.2 million, or 10.6%, from A$49.0 million in fiscal 2001 to A$54.2 million in fiscal 2002. The increase in revenue was due to a A$9.2 million, or 67.2%, increase in intersegment revenue offset by a A$4.0 million, or 11.3%, decrease in external sales. The increase in intersegment revenue was principally due to the provision of maintenance services to Wide-Area Operations. The decrease in external sales was principally due to AWA Technology Services losing two major customers.

         Expenses

Operating expenses (excluding depreciation and amortization expense) were A$55.2 million in fiscal 2002 compared to A$47.5 million in fiscal 2001, an increase of A$7.7 million or 16.2%. This increase, reflected the net increase in revenue.

         Depreciation and Amortization

Depreciation and amortization expense increased by A$0.3 million to $0.9 million in fiscal 2002.

         EBIT

As a result of the above factors, EBIT in fiscal 2002 was a loss in Technology Operations of A$1.9 million as compared to EBIT of A$0.9 million in fiscal 2001.

B.       LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth Jupiters' consolidated cash flows for fiscal 2001, 2002 and 2003.

                                                      FISCAL YEAR ENDED JUNE 30,
                                                     ----------------------------
                                                       2001      2002      2003
                                                     --------  --------  --------
                                                        (DOLLARS IN MILLIONS)
Net cash provided by operating activities            A$118.0   A$136.2   A$85.5
Net cash (used in) investing activities                (46.9)    (48.1)   (88.3)
Net cash provided by/(used in) financing activities    (77.3)   (119.5)    (4.6)
Net increase/(decrease) in cash held                    (6.2)    (31.4)    (7.4)

Historically, Jupiters has generally funded its cash requirements through cash flow from operations, borrowings under its credit facilities and, in certain cases, equity offerings. Due to the depreciation and amortization expense associated with Jupiters' two wholly owned hotel/casino properties, Jupiters' cash flow from operations historically has been substantially greater than its operating profit after income tax.

Net cash provided by operating activities was A$85.5 million in fiscal 2003 compared to A$136.2 million in fiscal 2002. This decrease was primarily a result of first full year of borrowing costs associated with the reset preference shares issued in April 2002 combined with the reduction in earnings in fiscal 2003.

Net cash used in investing activities was A$88.3 million in fiscal 2003 compared to A$48.1 million in fiscal 2002. Significant outlays during fiscal 2003 included:

- the extension of the size of island on which Conrad Jupiters is located;

- investment in plant and equipment in connection with the operation of the core business; and

- the payment to increase the ownership interest in Breakwater Island Trust from 47.5% to 100.0% See "Item 4 - Information on the Company - History and Development of the Company - Acquisition."

Net cash used in financing activities in fiscal 2003 of A$4.6 million principally represented:

- Net borrowings of A$42.3 million, primarily to fund the increase in ownership interest in Breakwater Island Trust referred to above; and

-        the payment of ordinary dividends totaling A$45.1 million.

Net cash provided by operating activities was A$136.2 million in fiscal 2002 compared to A$118.0 million in fiscal 2001. This increase was primarily a result of the increase in fiscal 2002 operating profit in the sports betting and wide area gaming operations.

Net cash used in investing activities was A$48.1 million in fiscal 2002 compared to A$46.9 million in fiscal 2001. Significant outlays during fiscal 2002 included:

- the completion of the new Club Conrad premium player facility at Conrad Jupiters at a cost of approximately A$4.8 million; and

- investment in plant and equipment in connection with the operation of the core business.

Net cash used in financing activities in fiscal 2002 of A$119.5 million principally represented:

- 1,901,735 reset preference shares issued on April 11, 2002 at a face value of A$100.00 each, raising gross proceeds of approximately A$190.2 million;

- A$188.4 million of the proceeds from the issuance of the reset preference shares were used to finance the buy-back of 40,011,700 ordinary shares in Jupiters and pay for costs associated with the share buy-back;

- repayment of borrowings of A$70.0 million previously used to fund the acquisition of the AWA Limited; and

-        payments of dividends of A$49.8 million.

As of June 30, 2003, Jupiters had total debt of A$437.6 million, compared to A$433.5 million as of June 30, 2002 and A$342.3 million as of June 30, 2001.

Total debt as of June 30, 2003 consisted of:

-        A$202.1 million principal amount due on the Notes;

-        unsecured reset preference shares totaling A$190.2 million;

-        unsecured commercial bill syndicated facility totaling A$45.0 million;
         and

-        A$0.3 million relating to a leasing facility.

Additionally, Jupiters has provided bank guarantees to third parties totaling A$12.0 million which have been accommodated under an unsecured credit facility. See "Item 17 Financial Statements - Note 16 Interest Bearing Liabilities."

Jupiters' existing credit facilities permit it to borrow or otherwise obtain up to a further A$158.0 million under standby, overdraft and other facilities and to enter into equipment leases of up to A$15 million under a secured leasing facility.

The full amount outstanding under each commercial bill facility becomes immediately payable (at the lender's option) in various circumstances detailed in the facility agreements including if repayments are not made when due or certain financial covenants relating to interest cover and gearing levels are breached.

Jupiters believes that its existing cash resources, anticipated cash flows from operations, borrowings under its credit facilities and the net proceeds from any new borrowings will provide sufficient liquidity and capital resources over the next twelve months to meet:

-        scheduled interest payments;

- planned capital expenditure of approximately A$89.8 million, which includes A$35.1 million relating to casino enhancement plans; and

- any dividend payments on Jupiters' ordinary and reset preference shares.

Description of Certain Indebtedness

Jupiters may from time to time seek to retire its outstanding debt through cash purchases in open market purchases, privately negotiated transactions or otherwise. Any such repurchase would depend on market conditions, Jupiters' liquidity requirements and possibly other factors.

Notes

In March 1999, Jupiters issued US$135 million aggregate principal amount of Senior Redeemable Notes on a senior, unsecured basis. The Notes are fully and unconditionally guaranteed by all of Jupiters' wholly owned operating subsidiaries.

The Notes bear interest at a rate of 8.5% per annum and mature in 2006 unless Jupiters elects to redeem them earlier. The Notes may be redeemed in whole or in part at any time or from time to time, at a price equal to 100% of the principal amount of the Notes redeemed plus accrued or unpaid interest to the redemption date plus a make-whole premium equal to the excess, if any, of (1) the sum of the remaining scheduled payments of interest and principal that would have been payable after the redemption date on the Notes being redeemed, discounted to the date of redemption at the weekly average yield of United States treasury notes with a comparable maturity date, plus 50 basis points; over (2) the principal amount of the Notes being redeemed.

Jupiters may redeem the Notes in whole at 100% of their principal amount, plus any accrued and unpaid interest to the date of redemption if withholding taxes become applicable to payments on the Notes or subsidiary guarantees. Holders of the Notes may, at Jupiters request, be forced to dispose of the Notes if an applicable gaming authority determines that a holder is not licensed, qualified or suitable under applicable gaming laws.

The Indenture governing the Notes contains covenants that restrict the ability of Jupiters and the subsidiary guarantors to:

-        incur additional indebtedness;

- pay dividends or make distributions with respect to the capital stock of Jupiters or the subsidiary guarantors;

- purchase, redeem or retire the capital stock of Jupiters or the subsidiary guarantors;

-        make investments;

-        consolidate merge, transfer or sell assets;

-        incur liens;

-        transact with affiliates;

-        issue and sell capital stock of the subsidiary guarantors;

- restrict payments by a subsidiary guarantor to Jupiters or another subsidiary guarantor; and

-        enter into sale and leaseback transactions.

If the merger between Jupiters and TABCORP is effected, a change of control (as defined in the Indenture) of Jupiters will be considered to have occurred. Pursuant to Section 4.09 of the Indenture, upon a change of control, the holders of the Notes are entitled to require Jupiters to purchase all or any part of their Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, up to and including the expiration date of the offer. Upon the completion of the merger, Jupiters will notify the holders of the Notes and undertake such an offer to purchase.

TABCORP will ensure that Jupiters has available to it the funds required to satisfy any payment obligations arising from the acceptance of any offers. The maximum amount of funds that would be required if all Note holders were to accept the offer would be US$136.35 million plus accrued interest. The funding would be provided to Jupiters through Jupiters' existing facilities, intercompany borrowings and/or equity contributions from companies within the TABCORP group.

Description of Credit Facilities - ANZ Facility Agreement

On March 11, 1999, the Company entered into a facility agreement (the "ANZ Facility Agreement") with Australia and New Zealand Banking Group Limited ("ANZ").

The ANZ Facility Agreement is between the Company, certain of its wholly owned operating subsidiaries as borrowers, various subsidiaries of the Company as guarantors and ANZ.

Under the ANZ Facility Agreement, the Company and certain of its wholly owned operating subsidiaries may borrow or otherwise obtain from ANZ up to A$50 million under a stand-by facility, up to A$2.5 million under an overdraft and other facilities and to enter into keno equipment leases of up to A$15 million under a leasing facility. The ANZ Facility Agreement is renewable on an annual basis on the anniversary of first entering into the agreement.

The facilities provided under the ANZ Facility Agreement are available by way of cash advances or bills. Interest on cash advances is payable at the Sydney Bank Bill Rate ("BBSY") at the relevant time plus a margin. Bills are discounted by ANZ by reference to prevailing market rates.

The ANZ Facility Agreement contains representations and warranties, undertakings and events of default which are customary for a facility of this nature. In addition, the Company must comply with interest cover and gearing financial ratios.

Description of Credit Facilities - Multi-Option Syndicated Revolving Facility Agreement

On April 26, 2001, the Company entered into a multi-option syndicated revolving facility agreement. See "Item 10 - Additional Information - Material Contracts - Multi-Option Syndicated Revolving Facility Agreement."

Reset Preference Shares

Jupiters issued 1,901,735 reset preference shares on April 11, 2002 at a face value of A$100 each with a coupon of 8.15% per annum. The coupon is payable semi-annually, is cumulative and ranks senior only to the payment of ordinary dividends. The reset preference shares have a ten-year term with specified terms, including the coupon, able to be reset by the Company on or after April 7, 2007.

Holders of reset preference shares generally have no voting rights except in limited circumstances. The rights of holders of reset preference shares are subordinated to all claims except ordinary shareholders. The reset preference shares are quoted for trading on the Australian Stock Exchange Limited under the code "JUPPA'.

Holders of reset preference shares have the ability to request conversion of their reset preference shares to ordinary shares in Jupiters at any time and on such a request Jupiters may (1) convert the reset preference shares to ordinary shares in accordance with the applicable conversion ratio, (2) repurchase them itself or (3) arrange for a third party to purchase them. Furthermore, Jupiters has the right to repurchase some or all of the reset preference shares on April 9, 2007 and at any time if the coupon ceases to be tax deductible.

The RPS mature on April 6, 2012, at which time outstanding RPS will be repurchased by Jupiters for A$100 plus any outstanding dividends.

TABCORP has offered to acquire all outstanding RPS in connection with the proposed merger between Jupiters and TABCORP. See "Item 10 - Additional Information - Material Contracts - Merger Implementation Agreement."

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

The Company's Jupiters Technology division undertakes research and development activities to develop gaming and wagering technologies used in Jupiters' businesses. Products resulting from such research and development include:

ActivData I and II     Gaming machine monitoring system

Cougar                 Gaming machine monitoring system

Jupiters Keno System   Hardware and software to operate wide-area keno games
                       throughout Queensland

Centaur Sports betting system used by Centrebet for Internet and telephone sports betting

Jupiters Technology also provides post implementation support for these systems and continues to research and develop enhancement and replacement systems.

Amounts spent by Jupiters on research and development (excluding production) in each of fiscal 2001, 2002 and 2003 were A$5.2 million, A$5.5 million and approximately A$6.6 million, respectively. The Australian Taxation Office provides concessional treatment for research and development expenditure that satisfies certain criteria. Jupiters has been successful in receiving concessional treatment for certain of its research and development expenditure in recent years.

D.       TREND INFORMATION

Casino commission premium play at Conrad Jupiters and Conrad Treasury reduced after tax earnings due to below theoretical win rates by A$3.4 million for fiscal 2003. Casino commission premium play at Conrad Jupiters and Conrad Treasury contributed additional after tax earnings due to above theoretical win rates of A$12.9 million for fiscal 2002. The experience of the gaming industry is that theoretical win rates are achieved over time, however, during the course of each year the casinos enjoy significant wins and sustain significant losses.

Revenue from the Company's casino and hotel operations is expected to be maintained, assuming theoretical win rates in commission premium play are achieved.

Revenues from sports betting were A$30.8 million in fiscal 2003. Jupiters intends to sell this business in the immediate future. See "Item 4 - Information on the Company - History and Development of the Company - Recent Developments - Disposal of the Centrebet Sports Betting Business."

Jupiters Keno revenue in Queensland is expected to be maintained whilst Club Keno revenue in New South Wales revenue may decline unless enhancements to the game can be made. See "Item 3 - Key

Information - Risk Factors - Current policy of the New South Wales Government restricts enhancements to Jupiters' Club Keno game."

Eliminating the effects of deviations from theoretical win rates and excluding the results of sports betting, operating efficiency as measured by the ratio of EBITDA to operating revenue, is expected to be maintained in fiscal 2003.

E.       OFF BALANCE SHEET ARRANGEMENTS

Jupiters has access to a commercial bill standby facility of A$50 million. A$7 million of this facility has been applied towards a bank guarantee in favour of the State of Queensland in connection with the Company's performance undertakings related to the development of a convention and exhibition centre. See " Item 10 - Additional Information - Material Contracts - Gold Coast Convention & Exhibition Centre Development Agreement."

A further A$5 million of this standby facility has been applied towards a bank guarantee in favour of WorkCover Queensland in connection with Jupiters' self insurance of its Queensland workers' compensation liabilities. See "Item 17 Financial Statements - Note 1 Statement of Significant Accounting Policies and
Note 15 Provisions."

F.       TABULAR DISCLOSURE OF CONTRACT OBLIGATIONS

The status of our contractual obligations as of June 30, 2003 were as follows:

                                               PAYMENTS DUE BY PERIOD
                             ----------------------------------------------------------
                                         LESS THAN       1-3         3-5     MORE THAN
                                TOTAL      1 YEAR       YEARS       YEARS     5 YEARS
                             A$ MILLION  A$ MILLION  A$ MILLION  A$ MILLION  A$ MILLION
                             ----------  ----------  ----------  ----------  ----------
Long term debt obligations     437.3        45.0       202.1          -        190.2
Finance lease obligations        0.3         0.3           -          -            -
Operating lease obligations     88.2         6.2         6.2        2.6         73.2
Purchase obligations            14.1        14.1           -          -            -
Long term employee benefits      9.7         0.7         3.0        3.0          3.0
                               -----        ----       -----        ---        -----
Total                          549.6        66.3       211.3        5.6        266.4
                               -----        ----       -----        ---        -----

G.       SAFE HARBOUR

This annual report contains forward-looking statements. These statements include Jupiters' business strategy and expectations concerning its position in the gaming, wagering and hotel industries, future operations, profitability, liquidity, capital resources and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. All of these forward-looking statements are based on estimates and assumptions made by Jupiters' management that, although believed to be reasonable, are inherently uncertain and subject to risks and uncertainties, including financial, regulatory environment, industry growth and projections. You should not place undue reliance on these statements and estimates. Jupiters cannot be sure that any of these statements or estimates will be realized. It is likely that actual events will differ materially from those contemplated by the forward-looking statements. Factors that may cause differences include the following:

- general economic and business conditions in Australia, Asia, Europe and the United States of America;

-        the markets for gaming, wagering and hotels in Australia and elsewhere;

-        competition from other forms of gambling and leisure activities;

-        changes in, or failure to comply with, governmental regulations; and

- other factors referenced in this Annual Report, including those described under "Item 3 - Key Information - Risk Factors."

In light of these and other uncertainties, you should not regard the inclusion of forward-looking statements in this annual report as a representation by Jupiters that it will achieve its plans and objectives.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding Jupiters' Directors and senior management.

            NAME                                   POSITION
------------------------------  --------------------------------------------
Directors:
Lawrence J. Willett...........  Chairman
Robert A. Hines...............  Managing Director and Chief Executive Officer
Sir Francis Moore.............  Director
Penelope Morris...............  Director
John Story....................  Director

Senior Management:
Laurence M. Carsley...........  Chief Financial Officer, Company Secretary,
                                Group General Manager, Keno and Machine Gaming
Peter C. Trathen..............  Group General Manager, Development
Piers B. Morgan...............  Group General Manager, Jupiters On Line

Lawrence J. Willett AO. Mr. Willett was appointed Chairman of Jupiters Limited in April 1991. Mr. Willett has wide experience in business and industry as well as public administration. Mr. Willett is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr. Willett is also Chancellor of Charles Sturt University.

Robert A. Hines. Mr. Hines was appointed Managing Director of Jupiters Limited on July 6, 2001. Mr. Hines is the former Managing Director of AWA Limited which was acquired by Jupiters Limited in January 2000. Mr. Hines is a member of the Council of the Australian Institute of Company Directors, Queensland Division and a Non-Executive Director of VeCommerce Limited.

Sir Francis Moore AO. Sir Frank is Chairman of the Cooperative Research Centre for Sustainable Tourism, Tourism Forecasting Council of Australia, Apec International Centre for Sustainable Tourism and Green Globe Asia Pacific Pty Ltd. Sir Frank is also a Director of Gold Coast Airport Limited and a Councilor of the World Travel and Tourism Council (London). Sir Frank was Chairman of the Australian Tourism Industry Association from 1983 to 1995 and was Chairman of the Queensland Tourist and Travel Corporation from 1979 to 1990. He was Chairman of the National Centre for Studies in Travel and Tourism from 1987 to 1993 and a member of the Queensland Licensing Commission from 1979 to 1990.

Penelope Morris AM, B.Arch (Hons), M.Env.Sci, Dip CD, FRAIA. Ms. Morris is a Fellow of both the Royal Australian Institute of Architects and the Australian Institute of Company Directors. In the past she has held executive board and trust positions with the Lend Lease Group. She is presently a Director of Country Road Limited, Sydney Harbour Foreshore Authority and Landcom. In June 2002, Ms. Morris was awarded a Member of the Order of Australia.

John D. Story B.A., LLB. Mr. Story is a solicitor of the Supreme Court of Queensland. He is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a partner practicing in the areas of corporate and commercial law for over thirty years. Prior to his appointment as a Director, he assisted in the formation and establishment of both Jupiters Trust and Jupiters Limited. He is also

Chairman of Suncorp Metway Limited and a Director of CSR Limited, Ruralco Holdings Limited and Australian Magnesium Corporation Limited.

Laurence M. Carsley. Mr. Carsley has been Chief Financial Officer and Company Secretary of Jupiters since 1997 and was appointed Group General Manager Keno and Machine Gaming in July 2001. He has held various financial management and accountancy roles within the Jupiters corporate office and is also responsible for the Jupiters' corporate secretarial functions. Mr. Carsley oversees the operations of Jupiters Keno, Club Keno and Gaming Machine Services. Mr. Carsley worked in a head office finance role of an Australian conglomerate before transferring to a manufacturing division of that company.

Peter C. Trathen. Mr. Trathen is Group General Manager Development. He joined Jupiters in 1992. Mr. Trathen manages Jupiters' development projects, refurbishments and non-casino property assets. Mr. Trathen also oversees AWA Technology Services. Mr. Trathen has extensive experience in the construction and development industries in South Africa, New Zealand and Australia.

Piers B. Morgan. Mr. Morgan was appointed Group General Manager of Jupiters Online in July 2001, responsible for Jupiters online and international businesses. Mr. Morgan joined Jupiters in October 1998 and worked in a business development role in the Corporate office for 18 months before taking over as General Manager of Centrebet, an online sports betting business. Mr. Morgan worked in financial and consulting roles in Australia and the UK prior to joining Jupiters.

There are no family relationships among the company's directors and senior management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the persons described above were selected as a director or member of senior management.

B.       COMPENSATION

Directors' Remuneration

The remuneration of Directors is subject to periodic review by the Remuneration Committee and is set following consideration of advice from independent remuneration consultants. The maximum level of Directors' fees payable annually to non-executive Directors is approved by the ordinary shareholders.

The remuneration of the Managing Director is reviewed periodically by the Remuneration Committee and set following consideration of the individual's performance and advice from independent remuneration consultants.

The incentive plan arrangement for the Managing Director is designed to align his interests with those of the Company's shareholders and to encourage performance at the highest levels. This arrangement is based on the achievement of specific individual and company performance targets.

Directors' remuneration in respect of fiscal 2003 is as follows:

                                                              Long-Term
                           Annual Emoluments                 Emoluments
              -------------------------------------------  --------------
                                                  Other    Superannuation
              Salary / Fees  Options  Incentive  Benefits  Contributions      Total
                    A$          A$       A$         A$           A$             A$
L.J. Willett    183,750            -          -        -      15,188         198,938
Sir F. Moore     90,000            -          -        -           -          90,000
P. Morris        90,000            -          -        -       6,750          96,750
J.D. Story       90,000            -          -        -       6,750          96,750
R.A. Hines      729,670      188,333    208,000   74,885      10,519       1,211,407

During the previous financial year, Jupiters granted options over 500,000 unissued ordinary shares to the Managing Director's which were approved by shareholders. The options have an exercise prices of A$4.54 and an expiry date of August 30, 2011.

The options were valued at A$1.13 on average on the initial grant date based on a calculation using the internationally accepted Black Scholes option pricing methodology performed by an independent specialist. However, the percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. In accordance with the terms of the proposed merger between the Company and TABCORP, TABCORP has offered to acquire all outstanding options for at least A$2.07 each. Refer to Note 29 in the accompanying financial report for details. See "Item 10 - Additional Information
- Material Contracts - Merger Implementation Agreement."

For the purposes of valuing the remuneration of the Managing Director, a pro rata (one third) portion of the full options valuation determined on the initial grant date has been allocated to fiscal 2003. This allocation has not been expensed in the Statement of Financial Performance under Australian accounting standards.

In addition to the above remuneration paid by Jupiters Limited, Messrs Willett, Moore and Story were paid remuneration by subsidiary, Breakwater Island Limited, in their capacities as directors of that entity. Mr. Willett was paid A$24,176 in fees plus A$2,175 in superannuation contributions. Sir Frank Moore was paid A$17,568 in fees. Mr. Story was paid A$16,118 in fees plus A$1,450 in superannuation contributions.

The Company has entered into retirement deeds with Messrs. Willett, Moore, Story and Ms. Morris for the provision of retirement benefits on their respective retirements. The benefits equate to the aggregate of directors' fees paid to them respectively for the three-year period immediately preceding their respective retirements. These benefits are within the limits permitted by the Corporations Act 2001 and do not require the specific approval of the Company's shareholders. There are no other service contracts in place that provide for benefits upon termination of employment of directors or senior management.

If the merger between Jupiters and TABCORP completes as anticipated, Jupiters will make the following payments to the non-executive Directors as retirement benefits in accordance with the terms of the retirement deeds (assuming a retirement date of November 10, 2003). The payments do not exceed the amounts permitted to be paid under the Corporations Act. See "Item 10 - Additional Information - Material Contracts - Merger Implementation Agreement."

                             Payment in connection with
Jupiters Limited Director           retirement
-------------------------    ---------------------------
Mr. Lawrence Willett AO            A$517,788.70
Sir Francis Moore AO               A$238,461.64
Mr. John Story                     A$248,461.64
Mrs. Penelope Morris AM            A$263,461.64

These amounts may be slightly higher if the retirement date referred to above is delayed. The significant majority of these amounts have been accrued by Jupiters as at June 30, 2003.

Jupiters has entered into an employment contract with its chief executive officer, Mr. Robert Hines, which expires in July 2006. TABCORP and Mr. Hines have agreed that Mr. Hines' employment contract will be terminated if the merger between Jupiters and TABCORP is completed. See "Item 10 - Additional Information
- Material Contracts - Merger Implementation Agreement." Mr. Hines will become entitled to a payment of an amount of A$1,331,614.40, equivalent to 12 months' salary and 12 months' maximum bonus in accordance with the terms of the contract. Mr. Robert Hines will not receive any payments in connection with his retirement as a Director.

Similarly, Breakwater Island Limited, a wholly-owned subsidiary of Jupiters, will make the following payments to its non-executive directors in accordance with retirement deeds between Breakwater Island Limited and each of them (assuming a retirement date of November 10, 2003). The payments do not exceed the amounts permitted to be paid under the Corporations Act (2001).

                                    Payment in connection with
Breakwater Island Limited director         retirement
----------------------------------  --------------------------
Mr. Lawrence Willett AO                    A$82,385.25
Sir Francis Moore AO                       A$60,098.63
Mr. John Story                             A$59,144.96

These amounts may be slightly lower if the retirement date referred to above is delayed. These amounts have been accrued by Jupiters as at June 30, 2003.

Senior Management Remuneration

The remuneration of senior management is reviewed periodically by the Remuneration Committee of the Board and set following consideration of the performance of the persons concerned and advice from independent remuneration consultants.

The incentive plan arrangements for senior management are designed to align the executives' interests with those of the Company's shareholders and to encourage performance at the highest levels. These arrangements are based on the achievement of specific individual and company performance targets.

Senior management's remuneration in respect of fiscal 2003 is set out below. Senior management comprise those individuals who are involved in, concerned with, or take part in the strategic management of the affairs of the Consolidated Entity. These individuals, together with the Managing Director, comprise the Consolidated Entity's complete senior executive team.

                                                        Long-Term
                         Annual Emoluments              Emoluments
              -------------------------------------  --------------
                                             Other   Superannuation
               Salary  Options  Incentive  Benefits   Contributions   Total
                 A$       A$       A$        A$            A$           A$
L.M. Carsley  357,924  56,500    150,000    42,818       10,519      617,761
P.C. Trathen  362,924  56,500    100,000    28,243       10,519      558,186
P.B. Morgan   314,037  37,667     25,000    26,018       10,519      413,241

During the previous financial year, Jupiters granted options over unissued ordinary shares to senior management as follows.

              Number of Options
                   Granted       Exercise Price    Expiry Date
              -----------------  --------------  ---------------
L.M. Carsley       150,000           $ 4.54      August 30, 2011
P.C. Trathen       150,000           $ 4.54      August 30, 2011
P.B. Morgan        100,000           $ 4.54      August 30, 2011

The options were valued at A$1.13 on average on the initial grant date based on a calculation using the internationally accepted Black Scholes option pricing methodology performed by an independent specialist. However, the percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. In accordance with the terms of the proposed merger between the Company and TABCORP, TABCORP has offered to acquire all outstanding options for at least A$2.07 each. Refer to Note 29 in the accompanying financial report for details. See "Item 10 - Additional Information
- Material Contracts - Merger Implementation Agreement."

For the purposes of valuing the remuneration of senior management, a pro rata (one third) portion of the full options valuation determined on the initial grant date has been allocated to fiscal 2003. This allocation has not been expensed in the Statement of Financial Performance under Australian accounting standards.

Executive Option Plan

The executive share option plan has been established whereby full time and permanent part time executive employees of the consolidated entity may be issued with options over the unissued ordinary shares of Jupiters Limited. The options cannot be transferred and are not quoted on the Australian Stock Exchange Limited. The percentage of options that can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TSR is calculated according to a formula based on a combination of share price appreciation and dividends. The peer group comprises 50 Australian Stock Exchange Limited listed industrial companies nearest in size to Jupiters (25 on either side) in terms of market capitalization of ordinary shares, excluding companies whose sole activity or business is that of funds management, investment, trusteeship or internet business. After three years has elapsed from the date of issue of the options, 50% of the options vest in the relevant employee and may be exercised where TSR equals the TSR of 55% of the companies in the peer group. An additional 2% of the options vest and may be exercised for each percentage point exceeding the TSR of 55% of companies in the peer group. 100% of the options vest and may be exercised where TSR equals or exceeds the TSR of 80% of companies in the peer group. Unvested options lapse. At the end of the three-year performance period, on option holder may elect to extend the performance period to four years and may make a further election for an additional year at the end of the four-year performance period. It is not possible to revert to an earlier, more favorable outcome, after such an election is made. Options may be exercised early in the event of a takeover or cessation of employment in certain circumstances (e.g. retirement or redundancy). Unless determined otherwise by the Remuneration Committee, the exercise price will be the weighted average sale price at which Jupiters' shares were sold on the Australian Stock Exchange Limited during the five business days prior to the date the options are offered.

C.     BOARD PRACTICES

Term of Office

The Managing Director is appointed by the other members of the Board. Directors, other than the Managing Director, cannot retain office for more than three years without being re-elected by the shareholders. At each annual general meeting, at least one-third of such directors must retire and may be submitted for re-election. If the merger between Jupiters and TABCORP completes as anticipated, all current Directors of Jupiters are expected to retire in the first half of November 2003. See "Item 10 - Additional Information - Material Contracts - Merger Implementation Agreement."

Retirement Benefits

The Company has entered into retirement deeds with Messrs. Willett, Moore, Story and Ms. Morris for the provision of retirement benefits on their respective retirements. The benefits equate to the aggregate of directors' fees paid to them respectively for the three-year period immediately preceding their respective retirements. These benefits are within the limits permitted by the Australian Corporations Act 2001 and do not require the specific approval of the Company's shareholders. There are no other service contracts in place that provide for benefits upon termination of employment of directors or senior management.

Audit Committee and Remuneration Committees

Jupiters has an Audit Committee of the Board comprised of J.D. Story (Chairman), L.J. Willett, P. Morris and Sir Frank Moore, all of whom are non-executive directors. The Audit Committee meets as required, but no less than twice every year. It examines Jupiters' financial reports, in the course of which it meets with the external auditors both in the presence of, as well as without, the Managing Director and Company executives. The Audit Committee has an unrestricted charter to examine all financial aspects of Jupiters' activities, to call before it any employee of Jupiters it considers appropriate and to seek professional advice on any issue it considers necessary.

The Audit Committee is responsible for making recommendations to the Board in relation to the appointment of external auditors and for evaluating the effectiveness of the external audit.

In addition, the Audit Committee is responsible for: (1) evaluating the effectiveness and adequacy of Jupiters' administrative, operating and accounting policies; (2) evaluating the adequacy of Jupiters' accounting control systems; and (3) reviewing financial reports prior to their release.

The remuneration of the Managing Director and other senior executives of Jupiters (other than those supervised by BI Gaming under the management agreements) is reviewed periodically by the Remuneration Committee and set following consideration by the Board of the performance of the persons concerned and advice from remuneration consultants. The Remuneration Committee also considers and approves incentive plans, share plans and directors' fees in conjunction with remuneration consultants. The Remuneration Committee comprises L.J. Willett (Chairman), P. Morris and J.D. Story, all of whom are non-executive directors

The compensation of senior executives of Jupiters whose performance is supervised by BI Gaming under the management agreements is set by BI Gaming.

D.     EMPLOYEES

The total number of full time equivalent employees of the Company as of June 30, 2001, 2002 and 2003 was approximately 4,154, 4,164, and 4,235 respectively. More than 3,254 full time equivalents in each of these years worked at Conrad Jupiters and Conrad Treasury. Approximately 316 full time equivalents worked at Jupiters Townsville in each of these years. All other employees work in the Company's non-hotel/casino operations.

BI Gaming is responsible for hiring, discharging, promoting and supervising the executive staff and employees at Conrad Jupiters and Conrad Treasury. Personnel employed in the casino areas are required to be approved by and hold a license from the Queensland Government.

The Australian legal framework provides clearly defined minimum terms and conditions for a majority of employees. These minimum terms and conditions are known as awards. In addition, the Australian legal framework provides a method for modification of these terms and conditions to suit specific operational requirements. The modifications of awards are known as certified agreements. Jupiters' approximate 3,593 non-executive hotel/casino employees are covered by either an award or by a certified agreement or by both.

Most awards address who is covered by the award, rates of pay, hours of work, allowances, various leave entitlements, overtime conditions, shift work, penalty payments and termination/redundancy.

With respect to Conrad Treasury, Jupiters has utilized the legal framework to establish a certified agreement, which is renegotiated at three-year intervals. That agreement applies to approximately 1,419 individual employees as of June 30, 2003. Conrad Jupiters also has a separate certified agreement, which applies to all employees other than those employed under an award, and management and executive personnel. As at June 30, 2003, the agreement applied to approximately 1,718 employees. This agreement commenced in January 2002 and concludes in July 2004.

A certified agreement is also in place at Jupiters Townsville. The agreement was renegotiated by Jupiters Townsville management and commenced in March 2003. The agreement is in place for a period of two years, and applies to approximately 400 employees, as at June 30, 2003. The agreement does not apply to management or executive personnel.

See "Item 3 - Key Information - Risk Factors - Future changes to labor laws or Jupiters' inability to negotiate acceptable labor agreements could adversely affect its business."

E.     SHARE OWNERSHIP

As of September 15, 2003, directors and senior management held the following number of ordinary shares:

               Ordinary Shares  Reset Preference Shares
               ---------------  -----------------------
L.J. Willett        10,163               Nil
R.A. Hines          30,125                30
Sir F. Moore        41,868               500
J.D. Story          32,500               Nil
L.M. Carsley        10,000               100
P.C. Trathen           367               100
P.B. Morgan         17,000               Nil

As of September 15, 2003 no director or senior manager held more than 1% of the Company's outstanding ordinary shares. Jupiters had 201,784,202 ordinary shares and 1,901,735 reset preference shares on issue as of September 30, 2003.

Options over the unissued ordinary shares of the Company have been issued to the Managing Director and senior management. See "Item 6 - Directors, Senior Management and Employees - Compensation."

Differing numbers of options subject to similar terms and conditions as described above have been offered to certain other employees of the Company.

The Company has also established an employee share plan whereby shares may be purchased on behalf of employees, on market, through payroll deductions. There is no cost to Jupiters in providing this share plan other than modest administration costs. Following the processing of contributions in relation to shares purchased during fiscal 2003, no further contributions to the share plan are expected to be made by employees.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

Jupiters Limited's ordinary shares are quoted on the Australian Stock Exchange Limited. The following table sets out details, as of September 15, 2003, of entities beneficially holding more than five percent of the ordinary shares of Jupiters Limited. Except under limited circumstances, holders of reset preference shares have no voting rights.

-----------------------------------------------------------------------
TITLE OF CLASS   IDENTITY OF SHAREHOLDER  SHARES HELD  PERCENT OF CLASS
-----------------------------------------------------------------------
Ordinary shares  CSS/PSS Pty Ltd           19,107,255         9.5%
-----------------------------------------------------------------------
Ordinary shares  UBS Nominees Pty Ltd      10,479,681         5.2%
-----------------------------------------------------------------------

The following substantial shareholders have been reported in the Company's Australian Annual Reports over the past three years.

------------------------------------------------------------------------------------------
                                   AMOUNT OWNED        AMOUNT OWNED        AMOUNT OWNED
IDENTITY OF SHAREHOLDER         SEPTEMBER 19, 2001  SEPTEMBER 19, 2002  SEPTEMBER 15, 2003
------------------------------------------------------------------------------------------
BI Gaming Corporation           48,023,400 (19.9%)            0 (0.0%)            0 (0.0%)
------------------------------------------------------------------------------------------
CSS/PSS Pty Ltd                 34,905,588 (14.5%)   19,107,255 (9.5%)   19,107,255 (9.5%)
------------------------------------------------------------------------------------------
UBS Nominees Pty Ltd                    n/a                 n/a          10,479,681 (5.2)
------------------------------------------------------------------------------------------
AMP Limited                        Less than 5%      14,625,863 (7.3%)     Less than 5%
------------------------------------------------------------------------------------------
ING Australia Limited              Less than 5%      12,254,734 (6.1%)     Less than 5%
------------------------------------------------------------------------------------------
Commonwealth Bank of Australia     Less than 5%      10,442,102 (5.2%)     Less than 5%
Limited
------------------------------------------------------------------------------------------
Australia and New Zealand          Less than 5%      10,199,492 (5.1%)     Less than 5%
Banking Group Limited
------------------------------------------------------------------------------------------
Perpetual Trustees Australia     24,043,343 (9.9%)     Less than 5%        Less than 5%
Limited
------------------------------------------------------------------------------------------

All of the holders of the Company's ordinary shares, including the major shareholders, have the same voting rights.

The number of ordinary shares on issue at September 15, 2003 was 201,784,202 and these were held by 30,055 shareholders. As at September 15, 2003, 40 U.S. resident shareholders held less than 1% of the total number of the Company's ordinary shares on issue.

To best of the Company's knowledge and belief, Jupiters is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. Jupiters Limited is the ultimate controlling entity of the economic entity comprising Jupiters Limited and its subsidiaries.

On June 12, 2003, Jupiters entered into a merger implementation agreement with TABCORP. The agreement establishes the framework for the merger of Jupiters and TABCORP. In the event that the merger of Jupiters and TABCORP becomes effective, Jupiters will become a subsidiary of TABCORP. It is anticipated that, subject to shareholder, court and regulatory approvals, the merger will take effect in mid-November 2003. See "Item 10 - Additional Information - Material Contracts - Merger Implementation Agreement."

B.       RELATED PARTY TRANSACTIONS

The names of the Directors of Jupiters Limited holding office during fiscal 2003 were:

Mr. L.J. Willett, AO   -        Chairman
Mr. R.A. Hines         -        Managing Director
Sir F. Moore, AO       -        Director

Ms. P. Morris, AM      -        Director
Mr. J.D. Story         -        Director

Mr. J.D. Story is a partner of Corrs Chambers Westgarth, the Company's solicitors. During the year amounts were paid and are payable to Corrs Chambers Westgarth, representing legal fees incurred on a normal commercial basis. Total fees paid and payable to Corrs Chambers Westgarth amounted to A$3,311,040 (fiscal 2002: A$2,525,312). Of this amount A$502,871 (2002: A$132,435) was owing at June 30, 2003.

Mr. J.D. Story is Chairman of the committee established to oversee the sale of the business of Centrebet Pty Ltd. As compensation for his services to this committee, Mr. Story will receive A$10,000 at the earliest of the completion of the sale or December 19, 2003. See "Item 4 - Information on the Company - History and Development of the Company - Recent Developments - Disposal of the Centrebet Sports Betting Business."

Ms. P. Morris is Chairman of the committee established to oversee due diligence in respect of the merger with TABCORP. Ms. Morris will receive A$25,000 at the earliest of the completion of the merger or December 19, 2003.

The Company entered into the following transactions during fiscal 2003 with related parties in the wholly owned group:

-        loans were advanced and repayments received on intercompany accounts;

-        gaming technology and related services were provided;

- royalties were paid in respect of the keno rights held by Breakwater Island Trust;

-        keno agency commissions were paid to Breakwater Island Trust; and

-        management fees were paid by Breakwater Island Trust.

An A$20 million loan advanced by Jupiters Limited to a subsidiary, Jupiters Gaming Pty Ltd, in a prior period has no fixed term and attracts interest of 9.0% per annum. All other loans were provided interest free with no fixed terms. The other transactions within the wholly owned group were conducted on commercial terms and conditions.

See also "Item 17 Financial Statements - Note 23 Related Parties."

C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Refer to Item 17 for Jupiters' consolidated financial statements and the independent auditor's report prepared by Ernst & Young.

Legal Proceedings

Jupiters is not presently engaged in any legal proceedings that are likely to have any significant effects on the Company's financial position or profitability.

Dividend Policy

The Board of Jupiters Limited will declare dividends on ordinary shares which fall into a dividend payout ratio range of 60% to 70% based on annual earnings adjusted for deviations away from the theoretical win rates on commission business. The ratio will be measured as the cash amount of the dividends compared to Jupiters net profit after tax for the full year. The level of dividends declared would be subject to other considerations including market trends, franking credits, cash availability and financial covenants including the impact of major projects which may temporarily reduce the payment ratio below this range.

B.       SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, there has been no significant change in the financial position of the Company since June 30, 2003.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

Not applicable.

B.       PLAN OF DISTRIBUTION

Not applicable.

C.       MARKETS

Not applicable.

D.       SELLING SHAREHOLDERS

Not applicable.

E.       DILUTION

Not applicable.

F.       EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's objects and purposes are unlimited. Under Australian law, there is no requirement to set out a Company's objects and purposes in its Constitution (Memorandum and Articles of Association.)

There are no provisions in the Company's Constitution concerning a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested.

The remuneration paid to Directors is at the rate per annum fixed by the Company in general meeting. Where a Director is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for the Company, the Company may remunerate the Directors by payment of a fixed sum determined by the Directors and that remuneration may be paid in addition to the Director's share in the remuneration voted upon in general meeting. A Director is also entitled to be reimbursed such reasonable travelling, accommodation and other expenses as may be incurred when travelling to or from meetings of the Directors or a committee or when otherwise engaged on the business of the Company.

The Directors may exercise all powers of the Company to borrow or raise or secure the payment or repayment or any such sum or sums of money, to charge, mortgage or otherwise encumber any or all of the undertakings, property, assets or business of the Company (both present or future whatsoever and wheresoever situate) or all or any of its uncalled capital and to issue notes, bonds, debentures or any other securities whatsoever or give any other security or guarantee for any debt, liability or obligation of the Company or for any other person, in each case in such manner and on such terms and conditions as the Directors in their absolute discretion think fit. The Directors cannot mortgage, charge or encumber its casino licenses, or the hotel/casino complex to which the casino license relates or the rights and benefits under the Brisbane Casino Agreement or Jupiters Casino Agreement without the prior consent of the Minister charged with administering the Queensland Casino Control Act ("Minister") and then only to a person approved by the Minister. These powers can only be varied by special resolution of the Company in general meeting and with the Minister's consent.

There are no provisions in the Company's Constitution concerning retirement or non-retirement of Directors under an age limit requirement.

There are no provisions in the Company's Constitution concerning the number of shares required for Director's qualification.

Jupiters has issued fully paid ordinary shares and reset preference shares ("RPS"). In connection with the buy-back of the Company's shares and issue of RPS, the Constitution was amended in April 2002.

The Constitution now imposes the following restrictions on shareholders:

- no person may control more than 5% of the voting power in Jupiters except with the prior approval in writing of the Minister;

- no person may control more than 10% of the voting power in Jupiters unless:

         -     they control more than 90% of the voting power in Jupiters;

         - within three months of the date upon which they control 90% of the voting power, they have a relevant interest in 100% of the total number of issued shares and the Company's securities convertible into voting shares; and

         - they have the approval of Queensland's Governor-in-Council to the acquisition of the aforementioned interests.

The Constitution also provides that no person, other than an approved holder, shall control more than 5% of the total number of shares in any class of non-voting shares except with the prior approval of the Minister. Only large institutional investors are likely to satisfy the definition of an approved holder.

CSS/PSS Pty Ltd is allowed to hold in excess of these limits, but once it sells shares, it is not entitled to acquire further shares in excess of these limits.

The Constitution allows the Directors of Jupiters to:

- sell those shares as may be necessary to give effect to the restrictions referred to above;


- refuse to register a transfer of shares, which Jupiters is aware will result in a breach of the restrictions referred to above.

The Constitution contains provisions whereby the Directors can require a shareholder to divest itself of shares in the event that the Minister or Queensland's Governor-in-Council so directs ("Divestment Power"). If the shareholder does not divest itself of the shares, the Directors can sell the shares on behalf of the shareholder.

Directors appointed by the other Directors shall hold office only until the next following general meeting and shall then be eligible for re-election. All Directors, other than the managing Director, are not entitled to retain office for more than three calendar years or beyond the third annual general meeting following the Director's election (whichever is the longer period) without being submitted for re-election. At the annual general meeting in each year, one-third of the Directors in office (other than the managing Director) or if their number is not a multiple of three, the number nearest to but not less than one-third, shall retire from office. The Directors to retire by rotation at each annual general meeting are those who have been longest in office and the length of time a Director has been in office shall by computed from the Director's last election. No person can be appointed as a Director without the prior approval of the Minister.

All ordinary shares are declared and paid dividends according to the amounts paid on the shares in respect of which the dividend is paid. Dividends may only be paid out of profits. Dividends are paid on the RPS at 8.15% per annum, in accordance with their terms of issue. The coupon is cumulative and ranks senior to the payment of ordinary dividends.

Each person present as a holder of ordinary shares or proxy, attorney or representative of a holder of ordinary shares has one vote and on a poll each holder of ordinary shares present in person or by proxy, attorney or representative has one vote for every fully paid ordinary share held and in respect of each party paid share held, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid an payable (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion.

Holders of RPS have no voting rights other than in the following limited circumstances, when each RPS will carry the same voting rights as one ordinary share:

        -        if there are dividends outstanding on the RPS;

        -        on a proposal that affects the rights attaching to the RPS;

        -        during the winding up of the Company;

        -        on a proposal to:

        -        reduce share capital;

        -        wind up the Company;

        -        buy back shares; or

        - dispose of the whole of the Company's property, business and undertaking; and

        -        as otherwise required by ASX Listing Rules.

If the Directors have exercised their Divestment Power, upon the issue of a notice of divestment, rights to vote on the shares subject to the divestment notice are suspended until the shares have been disposed of. If on receipt of a divestment notice the holder of the shares transfers the same to a trustee approved of by the Minister, any rights to vote may be exercised by the trustee. A member is not entitled to vote at a general meeting in respect of particular shares held where:

        -        calls due and payable on those shares have not been paid; or

        - the person became the holder of those shares after the time determined under the Corporations Act as the "specified time" for deciding who held shares for the purposes of the general meeting.

On a winding up, RPS will rank in priority to ordinary shares but rank after the claims of all other creditors. After payment of the amount owed to holders of RPS, if the assets available for distribution among the holders of ordinary shares are insufficient to repay the whole of the paid up capital, such assets will be distributed so that as nearly as may be the losses are borne by the holders of ordinary shares in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up on the ordinary shares held by them respectively. If on a winding up the assets available for distribution among the holders of ordinary shares are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed among the ordinary shareholders in proportion to the capital at the commencement of the winding up, paid up or which ought to have been paid up on the shares held by them. Holders of RPS will not participate in the surplus assets or profits of Jupiters on a winding up.

The rights attached to shares of a class may be modified, abrogated or altered in any way or preference capital repaid with the approval of a special resolution of the holders of the issued shares of that class at a separate meeting of the holders of shares of that class convened for the purpose.

A Director may convene a meeting or the Company. The Directors of a Company must call and arrange to hold a general meeting on the request of:

        - members with at least 5% of the votes that may be cast at the general meeting; or

        - at least 100 members who are entitled to vote at the general meeting.

Members with a least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The members calling the meeting must pay the expenses of calling and holding the meeting. A Court may order a meeting to be called if it is impracticable to call the meeting in any other way.

Limitations on the rights to own securities are described above.

Any Constitutional matters are referred to above that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructure involving the company.

There are no provisions in the Company's Constitution concerning the ownership threshold above which shareholder ownership must be disclosed, however, there are restrictions contained in the Corporations Act.

The Directors are only entitled to issue voting shares with the prior approval of the Queensland Governor-in-Council except in the case of a pro-rata offer of shares to existing holders of shares of a class which is already on issue by the Company or an issue of voting shares pursuant to the terms of any non-voting or convertible securities the prior issue of which has been approved by the Minister. The Directors are only entitled to issue non-voting shares or securities convertible into voting shares if the issue has been approved by the Minister.

Other Terms and Conditions of RPS

Each RPS has a face value of A$100 and is fully paid and non-assessable.

Specified terms of the RPS, including the dividend rate, can be reset by Jupiters on or after April 9, 2007.

Holders of RPS have the ability to request conversion of their RPS to ordinary shares in Jupiters at any time and on such a request Jupiters may (1) convert the reset preference shares to ordinary shares in accordance with the applicable conversion ratio, (2) repurchase them itself or (3) arrange for a third party to purchase them. Furthermore, Jupiters has the right to repurchase some or all of the reset preference shares on April 9, 2007 and at any time if the coupon ceases to be tax deductible. Jupiters may also convert the reset preference shares into ordinary shares if the coupon ceases to be tax deductible.

The RPS mature on April 6, 2012, at which time outstanding RPS will be repurchased by Jupiters for A$100 plus any outstanding dividends.

C.       MATERIAL CONTRACTS

Management Agreements

BI Gaming, a wholly owned subsidiary of Park Place, operates Conrad Jupiters and Conrad Treasury under separate management agreements that expire in April 2010. The terms and fee arrangements of the two agreements are substantially similar.

Under the management agreements, Jupiters has granted to BI Gaming the sole and exclusive right to supervise and direct the management and operation of Conrad Jupiters and Conrad Treasury, including:

        - maintaining internal controls, administrative and accounting procedures; and

        - maintaining compliance with Queensland's Casino Control Act and the agreements between Jupiters and the Queensland Government regarding the casino licenses for Conrad Jupiters and Conrad Treasury.

In addition, the management agreements require BI Gaming and Jupiters to concur on numerous matters, including (1) the maintenance of bank accounts and (2) the preparation of profit forecasts and capital and equipment budgets.

Under the management agreements, BI Gaming makes Hilton's reservations and credit card services (as well as other standard hotel services provided to other non-U.S. Conrad hotels) available to Jupiters. Under a separate agreement, Hilton Hospitality, Inc., a Hilton affiliate, has licensed the use of the names "Conrad" and "Conrad Hotels" to Jupiters for use in Conrad Treasury. The management agreement for Conrad Jupiters permits the use of the Conrad logos in relation to the Conrad Jupiters property.

Jupiters pays BI Gaming a management fee based on gross revenues and total income before fixed charges with respect to each of the properties. The management fee is subject to adjustment and deferral in years in which total income before fixed charges falls below certain levels. The management agreements also entitle BI Gaming to reimbursement of certain costs and expenses. Management fees are payable monthly. See "Item 17 - Financial Statements - Note 7 - Remuneration of Auditors and Operator."

In addition, BI Gaming and its affiliates advertise and promote non-U.S. Conrad hotels for a fee. Jupiters reimburses BI Gaming for the salaries and expenses of the four BI Gaming executives who provide services to Jupiters under the management agreements.

The management agreements contain provisions for termination in the event of the occurrence of specified events, including breach of a material covenant and insolvency on the part of either party and termination of the relevant casino license. In addition, BI Gaming may terminate the management agreements in the event of (1) the suspension, cancellation or material limitation of BI Gaming's right to transfer funds out of Australia, or (2) the occurrence of any legal requirements compliance with which would cause BI Gaming or any of its affiliates to be in violation of U.S. laws.

BI Gaming has the right to terminate the management agreements if any required license for the sale of alcoholic beverages or casino gaming is at any time denied, suspended or terminated and such denial, suspension or termination shall continue unremedied for a period of 60 days. The management agreements provide for the curing of specified defaults.

BI Gaming also has the right to terminate the management agreements if the gaming authorities in Nevada or any other jurisdiction in which BI Gaming or any of its affiliates holds a gaming license issues a formal notice, order or direction that any such license shall be in jeopardy of being revoked, denied or suspended due to any aspect of BI Gaming's role as manager under the relevant management agreement.

BI Gaming cannot assign the management agreements without the prior written consent of Jupiters. The management agreements deem the disposition by Park Place of its controlling interest in BI Gaming, other than to an affiliate of Park Place, to be a prohibited assignment requiring the prior written consent of Jupiters. Any assignment would require regulatory consent under Queensland's Casino Control Act.

Park Place guarantees the due performance by BI Gaming of the covenants, conditions, agreements and obligations contained or implied in the management agreements.

Jupiters Casino Agreement

Jupiters has entered into a casino agreement with the Queensland Government with respect to Conrad Jupiters. The agreement regulates the holding of the casino license for Conrad Jupiters and certain matters concerning the corporate structure of Jupiters.

The agreement requires Jupiters to:

- provide copies of its financial accounts to the Government on a half-yearly basis;

-        obtain the prior approval of the Government to:

         (1)   appoint a director;

         (2)   enter into any loan agreement;

         (3) issue any voting shares, non-voting shares or securities convertible into voting shares except in certain limited circumstances;

         (4)   transfer units in Jupiters Trust;

         (5)   alter Jupiters' Constitution, which is its charter;

         (6)   appoint independent auditors; and

         (7)   hold shares otherwise than in accordance with the Constitution;

- provide or obtain information concerning shareholders as required by the Government; and

- enforce the disposal of shares in accordance with the Constitution and the vacation of office of any directors in accordance with any direction by the Government.

In connection with the buy-back of the Company's shares and issue of reset preference shares in April 2002, the Jupiters Casino Agreement was amended by the Jupiters Casino Agreement Amendment Deed, which was executed by the Company and the State of Queensland in April 2002.

The Amendment Deed achieved a number of outcomes including:

- removing the requirement that the Company have foundation shareholders, the shareholding restrictions applying to the existing foundation shareholders and other provisions relating to the foundation shareholders;

- inserting a requirement that the Company ensure that no person control more than 10% of the voting power in Jupiters unless:

         -     they control more than 90% of the voting power in Jupiters;

         - within three months of the date upon which they control 90% of the voting power in Jupiters, they have a relevant interest in 100% of the total number of issued shares and all the Company's securities convertible into voting shares; and

         - they have the approval of Queensland's Governor-in-Council to the acquisition of the aforementioned interests; and

- removing the restrictions limiting the total number of shares that may be controlled by foreign persons (which duplicated similar restrictions contained in the Foreign Acquisitions and Takeovers Act 1975 (Cth)).

Brisbane Casino Agreement

Jupiters has entered into a casino agreement with the Queensland Government with respect to Conrad Treasury. The agreement regulates the holding of the casino license for Conrad Treasury and certain matters concerning the corporate structure of Jupiters. The agreement's provisions are substantially similar to the Jupiters Casino Agreement. In connection with the buy-back of the Company's shares and issue of reset preference shares in April 2002, the Brisbane Casino Agreement was amended by Brisbane Casino Agreement Amendment Deed, which was executed by the Company and the State of Queensland in April 2002.

The amendments made to the Brisbane Casino Agreement were in all material respects the same as those made to the Jupiters Casino Agreement at the same time. These amendments are discussed above.

The Government has agreed that no other person may conduct or play in a casino any of the casino games listed in the Jupiters Casino Agreement for a distance of 37 miles, from Conrad Treasury for a period of ten years from the date on which Jupiters opened Conrad Treasury for operation. This exclusivity arrangement expires in April 2005.

Foundation Agreement Termination Deed

Jupiters was a party to a foundation agreement with two significant shareholders, BI Gaming and CSS/PSS Pty Ltd pursuant to which BI Gaming and CSS/PSS Pty Ltd assumed various rights (including the right to appoint directors on certain conditions) and obligations (including restrictions on their capacity to alter their shareholding). In connection with the buy-back of the Company's shares and the issue of RPS, and the amendment of the Jupiters Casino Agreement and Brisbane Casino Agreement (see above), the Foundation Agreement was terminated pursuant to the Foundation Agreement Termination Deed, which was executed on 5 April 2002.

Gold Coast Convention & Exhibition Centre Development Agreement

The above-referenced agreement is dated December 20, 2000 and is between Jupiters Limited and the State of Queensland. The agreement covers the development of a project that is defined to include:

-        the works associated with the Gold Coast Convention & Exhibition
         Centre; and

-        the A$84 million remodeling of Conrad Jupiters.

The works associated with the convention and exhibition center comprise the following activities:

- The realignment of Tallebudgera Creek to create the land for the convention and exhibition center.

- The construction the convention and exhibition center, which will be a five level building comprising:

         - a convention and entertainment arena and exhibition hall capable of accommodating 6,000 patrons in various entertainment and sports modes and 2,000 delegates in convention mode; and

         -       1,400 covered on-site carparking spaces.

- The relocation of the existing Broadbeach Senior Centre from a site fronting the Gold Coast Highway to part of the vacant Jupiters land.

- The relocation of the existing boat ramp situated on the road reserve of TE Peters Drive to part of the vacant Jupiters land.

The date of practical completion for the construction of the convention and exhibition center has been provisionally determined as August 2004.

The remodeling of Conrad Jupiters involves the following activities:

- works to Club Conrad, the reconfiguration of the keno lounge, atrium and casino extensions to Conrad Jupiters;

- works to the carpark, pedestrian bridge, monorail and alterations to back of house areas of Conrad Jupiters; and

- the realignment of Tallebudgera Creek to create the land for the extension of Jupiters Island on which Conrad Jupiters is located.

Gold Coast Convention & Exhibition Centre Construction Contract

The above referenced agreement is dated February 8, 2002 and is between Jupiters Limited and Multiplex Constructions Pty Ltd. Multiplex Constructions Pty Ltd is to undertake construction of the works that Jupiters has undertaken to the State to perform under the terms of the Gold Coast Convention & Exhibition Centre Development Agreement referred to above.

The date for completion under the Construction Contract is February 2004, and is capable of extension under limited circumstances. Jupiters is obliged to pay Multiplex Constructions Pty Ltd the actual cost of agreed subcontract work together with a fee for management of the works and a fee associated with site-related preliminary costs. The estimated amount payable under this contract at February 8, 2002 was $A97.6 million.

Gold Coast Convention & Exhibition Centre Management Agreement

The above-referenced agreement is dated December 20, 2000 and is between Jupiters Limited and the State of Queensland. Under the agreement, Jupiters has been appointed as the State's exclusive agent to manage the Gold Coast Convention & Exhibition Centre. Unless expressly provided to the contrary in the agreement, Jupiters has exclusive control and discretion in the operation, direction, management and supervision of the convention and exhibition center. Jupiters has agreed to act in good faith toward the State, act honestly and professionally and in accordance with good business practice, maintain and enhance the goodwill of the convention and exhibition center and operate the convention and exhibition center with the intention of achieving the optimum return to the State from the convention and exhibition center.

The agreement is for 10 years with an option for Jupiters to extend the term for a further 10-year period.

The State is obliged to pay Jupiters a management fee comprised of a base management fee (a percentage of revenue) and a performance management fee (a percentage of profit).

Executive Option Plan

For a summary of Jupiters' Executive Option Plan, see "Item 6 - Directors, Senior Management and Employees - Compensation - Executive Option Plan."

Multi-Option Syndicated Revolving Facility Agreement

On April 26, 2001, the Company entered into a multi-option syndicated revolving facility agreement (the "Syndicated Facility Agreement").

The Syndicated Facility Agreement is between the Company as borrower, certain of its subsidiaries as guarantors, ANZ, Bank of Western Australia Limited, BOS International (Australia) Limited and Westpac Banking Corporation as lenders and ANZ as agent.

The principal amount available to the Company under the Syndicated Facility Agreement is A$150 million and is available for the general corporate purposes of the Company and its subsidiaries. The facility was drawn to A$45 million at the date of this report. The Syndicated Facility Agreement expires in April 2004.

The facility provided under the Syndicated Facility Agreement is available by way of cash advances or bills. Interest on cash advances is payable at BBSY at the relevant time plus a margin which varies depending on the level of certain financial ratios. Bills are discounted by the lenders at prevailing market rates by reference to BBSY.

The Syndicated Facility Agreement contains representations and warranties, undertakings and events of default that are customary for a facility of this nature. In addition, the Company must comply with interest cover and gearing financial ratios.

Merger Implementation Agreement

On June 12, 2003, Jupiters entered into a merger implementation agreement with TABCORP Holdings Limited.

The MIA establishes the framework for Jupiters and TABCORP to pursue the merger of Jupiters and TABCORP ("Merger") by means of a scheme of arrangement under
Part 5.1 of the Australian Corporations Act 2001 ("Corporations Act") involving Jupiters and its ordinary shareholders pursuant to which a wholly owned subsidiary of TABCORP will acquire all of the ordinary shares in Jupiters.

The MIA provides that Jupiters will also propose a scheme of arrangement under
Part 5.1 of the Corporations Act involving Jupiters and its reset preference shareholders pursuant to which a wholly owned subsidiary of TABCORP will acquire all of the reset preference shares in Jupiters.

Each of Jupiters and TABCORP has, subject to satisfaction of certain conditions, agreed to do all things within its power as may be necessary or desirable for the implementation of the Merger.

Implementation of the Merger is subject to approval of Jupiters ordinary shareholders and in this regard, a meeting of Jupiters ordinary shareholders has been convened by the Supreme Court of Queensland. It is also conditional on, amongst other things, various regulatory approvals being granted and approval of the Supreme Court of Queensland.

If the Merger is implemented, Jupiters will pay a special dividend of A$0.75 per Jupiters ordinary share.

In addition, if the Merger is implemented, all the ordinary shares in Jupiters will be transferred to a subsidiary of TABCORP that will pay cash to Jupiters ordinary shareholders and TABCORP will issue TABCORP shares to Jupiters ordinary shareholders. For every 100 Jupiters ordinary shares owned at the record date for the implementation of the Merger, Jupiters ordinary shareholders are entitled to receive from TABCORP (subject to the effects of rounding):

-        A$285 in cash; and

-        24 TABCORP shares.

Jupiters ordinary shareholders can elect to maximize the cash portion of their consideration or alternatively to maximize the share portion of their consideration. Each of the maximum cash and maximum share portions are subject to a cap, depending on options selected by shareholders.

In addition to the proposed Merger, Jupiters is in the process of selling the Centrebet business. Pursuant to the MIA, if the sale of Centrebet is completed prior to October 31, 2003 and the Merger is implemented, Jupiters will distribute an amount equal to the net proceeds from the sale to Jupiters ordinary shareholders by way of a further special dividend. If the sale of Centrebet is not completed by October 31, 2003, Jupiters will terminate the agreement for the sale of Centrebet (unless TABCORP agrees otherwise).

In the event that the Merger becomes effective, Jupiters will become a subsidiary of TABCORP. If the Merger has not become effective by December 19, 2003 or such later date as Jupiters and TABCORP may agree, either party may terminate the MIA.

D.       EXCHANGE CONTROLS

The Australian government does not have any foreign exchange controls or restrictions affecting the payment of interest or other amounts to U.S. resident holders of our securities.

E.       TAXATION

U.S. Federal Income Taxation

YOU SHOULD CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF THE NOTES IN YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE CONSEQUENCES OF YOUR STATUS AS AN "ELIGIBLE U.S. HOLDER," AS THAT TERM IS DEFINED BELOW, AND THE EFFECT OF FAILING TO QUALIFY AS AN ELIGIBLE U.S. HOLDER.

Jupiters assumes no responsibility or liability for the reimbursement to holders of any amount that Jupiters might withhold on payments of interest or principal in accordance with applicable tax laws.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of a note that is, for U.S. federal income tax purposes:

         (1) an individual who is a citizen or resident of the United States for tax purposes;

         (2) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any of its states or the District of Columbia;

         (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

         (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

An "Eligible U.S. Holder" is a U.S. Holder that:

         (1) is a resident of the United States and is not a resident of Australia for purposes of the existing income tax treaty between the United States and Australia (the "Treaty");

         (2) does not maintain a permanent establishment or fixed base in Australia to which notes are attributable and through which the beneficial owner carries on or has carried on business, or, in the case of an individual, through which the individual performs or has performed independent personal services; and

         (3) who is not otherwise ineligible for benefits under the Treaty with respect to income and gains derived in connection with the notes.

A "Non-U.S. Holder" is any holder that is a beneficial owner of notes and that is not a U.S. Holder.

The following is a general summary of certain material U.S. federal income tax consequences of the ownership and disposition of notes by an investor that holds the notes as capital assets. This description is based on the U.S. Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations promulgated under the Internal Revenue Code. Changes to the Internal Revenue Code, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations subsequent to the date of this summary may affect the tax consequences described in this summary, possibly with retroactive effect.

Jupiters has not requested, and will not request, a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will agree with the conclusions set forth in this description.

Although this summary addresses certain material tax consequences, it does not purport to address all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special treatment under U.S. federal income tax laws, such as certain financial institutions, tax-exempt organizations, insurance companies, holders subject to the alternative minimum tax, S corporations, dealers in securities or foreign currencies, and persons whose functional currency, as defined in the Internal Revenue Code, is not the U.S. dollar. In addition, this summary does not discuss notes held as part of a hedge or straddle, conversion or constructive sale transaction or other integrated investments. This summary also does not discuss any tax consequences under U.S. state, U.S. local or non-U.S. tax laws.

Taxation of Interest

U.S. Holders. Interest paid on a note to a U.S. Holder will generally be taxable to the holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. In the event that Australia or any other jurisdiction imposes withholding taxes on payments on the notes and Jupiters accordingly is required to pay additional taxes, U.S. Holders of notes will be treated as: (1) actually receiving any amount withheld by Jupiters from a payment with respect to a note; and (2) having paid over the amount to the relevant taxing authorities. As a result, the amount includible in the income of a U.S. Holder may be greater than the cash amount actually received by the U.S. Holder from Jupiters in respect of the payment.

Subject to limitations, a U.S. Holder may generally credit against, or deduct for purposes of computing, its U.S. federal income tax liability, the Australian and other jurisdiction taxes withheld and paid over, if any, with respect to interest paid by Jupiters to that U.S. Holder. For U.S. foreign tax credit limitation purposes, interest income that Jupiters pays will be treated as from sources without the United States, but generally will be treated separately, together with other items of "passive income" or, in the case of particular holders, "financial services income," from other foreign-source income of the U.S. Holder.

Non-U.S. Holders. Payments of interest on a note to a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding unless that income is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder. Payments of interest on a note to a Non-U.S. Holder generally will not be treated as effectively connected with a U.S. business and subject to U.S. federal income tax, including withholding tax, unless the Non-U.S. Holder is:

         (1) a corporation that is an insurance company carrying on a U.S. business to which the interest is attributable; or

         (2) an individual or corporation that has a U.S. office or other fixed place of business to which the interest is attributable and the interest is either derived in the active conduct of a U.S. banking, financing or similar business or received by a corporation the principal business of which is trading in stock or securities for its own account.

A Non-U.S. Holder subject to U.S. federal income tax on interest income derived from the notes will generally be subject to U.S. income tax in the same manner as a U.S. Holder. Effectively connected interest income of a corporate Non-U.S. Holder, however, may also, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified in an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders. Upon a sale or other disposition of a note, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized upon the sale or disposition (other than any amount attributable to accrued but unpaid interest, which will be treated as ordinary interest income) and the U.S. Holder's tax basis in the note (less any basis attributable to accrued but unpaid interest). The gain or loss will be capital gain or loss and will be long-term gain or loss if the U.S. Holder's holding period for the note exceeds one year. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate that is currently 15% for long-term capital gain that is recognized before January 1, 2009 and 35% for short-term capital gain. For corporate taxpayers, both long-term and short-term capital gain are subject to a maximum rate of 35%.Gain recognized on the sale or disposition of a note by a U.S. Holder will generally be treated as income from U.S. sources for U.S. foreign tax credit purposes. Therefore, if the gain is subject to Australian tax, a U.S. Holder may not be able to credit that Australian tax against its U.S. federal income tax liability.

Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on any gain realized in connection with the sale or other disposition of notes unless:

         (1) the Non-U.S. Holder maintains a U.S. office or other fixed place of business to which the gain is attributable and the gain is effectively connected with a U.S. trade or business; or

         (2) in the case of an individual Non-U.S. Holder, the individual is present in the United States for 183 or more days in the tax year of sale or disposition, the gain is attributable to the individual's office or other fixed place of business in the United States and other conditions are met.

Effectively connected gains realized by a corporate Non-U.S. Holder may also, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding

Backup withholding of United States federal income tax may apply to payments made in respect of the notes to owners who are not exempt recipients and who fail to provide certain identifying information (such as the owner's Taxpayer Identification Number) in the required manner. Generally, corporations, certain other entities and non-U.S. persons are exempt recipients, provided that they are able to certify their exempt status. Payments made in respect of the notes to a U.S. Holder generally must be reported to the U.S. Internal Revenue Service, unless the U.S. Holder is an exempt recipient or establishes an exemption.

In addition, upon the sale of a note to (or through) a broker with certain significant connections to the United States or to U.S. persons, the broker must withhold backup withholding tax from the purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or
(ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the U.S. Internal Revenue Service, unless the broker determines that the seller is an exempt recipient.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax; provided the required information is furnished by the beneficial owner to the U.S. Internal Revenue Service.

Australian Income Taxation

The following are the material Australian income tax consequences as of the date of this Form 20-F arising under the Australian Income Tax Assessment Act (1936) (1936 Act), the Australian Income Tax Assessment Act (1997) (1997 Act), regulations, rulings and judicial interpretations now in effect, all of which are subject to change, possibly with retroactive effect, in respect of an investment in the Notes by an investor who is not a resident of Australia for the purposes of the 1936 and 1997 Acts.

DUE TO THE UNIQUE FACTS AND CIRCUMSTANCES OF EACH POTENTIAL INVESTOR, EACH INVESTOR SHOULD SEEK THEIR OWN ADVICE AS TO HOW THIS SPECIFIC INVESTMENT WILL IMPACT THEIR TAX POSITION. SHOULD THE

AUSTRALIAN TAXATION OFFICE DISAGREE WITH THE ADVICE DETAILED BELOW IT MAY IMPOSE INCOME TAX, PENALTIES AND INTEREST IN RESPECT OF ANY TAXATION ADJUSTMENTS.

Interest on the Notes

Under current Australian law, payments of interest on Notes issued to a non-resident of Australia are subject to a 10% withholding tax unless Section 128F of the 1936 Act applies to the Notes or the payment of interest is attributable to a permanent establishment of the non-resident in Australia.

If the interest is attributable to a permanent establishment of the non-resident in Australia, subject to any relevant Double Tax Agreement (DTA), normal Australian income tax rates apply. Australia has concluded a DTA with the United States.

Apart from payments of interest made to a permanent establishment in Australia (discussed above), when the tests in Section 128F of the 1936 Act have been satisfied, payments of interest by Jupiters in respect of the Notes, to a person who is not a resident of Australia, within the meaning of the 1997 Act, will not incur any Australian tax. The exemption in Section 128F of the 1936 Act does not apply to interest paid to certain associates of Jupiters.

Jupiters intends to comply with the provisions of Section 128F as currently drafted and the current policy of the Australian Taxation Office. On this basis, the Section 128F exemption is available in respect of the Notes.

If the Section 128F exemption was not available, an exemption from withholding tax will be available pursuant to the Australia-United States DTA in respect of interest derived by a United States resident from sources in Australia where the recipient is:

- a political or administrative sub-division of the United States or local authority thereof;

-        any body exercising governmental functions in the United States;

-        a bank performing central banking functions in the United States; or

- an unrelated `financial institution' (as defined in the Protocol to the DTA) provided that the interest is not paid in relation to a back-to-back loan arrangement.

As these categories of exemption are very specific investors would need to obtain their own advice to determine whether this exemption would apply to their specific circumstances if the Section 128F exemption was not available.

Where neither the Section 128F exemption nor the DTA exemption is available, withholding tax will be payable on payments of interest made to non-residents by Jupiters. Liability to make the payments falls to Jupiters.

Pursuant to the terms of the Registration Statement headed `Additional Amounts', where Jupiters is liable to pay withholding tax on an amount of interest payable to an investor, the amount received by the investor is to be free of withholding tax. In effect, Jupiters is required to `gross up' the amount it pays to the investor.

Gains on Sale, Redemption, Exchange or Transfer of Notes

Apart from the exceptions noted below, for the purposes of Australian domestic income tax law, a non-resident of Australia will generally not be liable for Australian income tax in respect of a gain arising on disposal of the Notes.

Non-residents who dispose of the Notes may be liable for Australian income tax in respect of Australian assessable income represented by the profit arising on the disposal of the Notes, if that profit has a source in Australia. Whether a profit has a source in Australia will depend upon each investor's specific circumstances. In general, provided the Notes are issued, or acquired, and held outside Australia in connection with a business conducted exclusively outside Australia and are disposed of to a non-resident directly or to a non-resident through a non-resident agent, the gain should not have a source in Australia.

In certain circumstances, a non-resident who is resident in a country with which Australia has a DTA may not be subject to tax on an Australian sourced profit on disposal of its Notes. If the profit is a `business profit' and it is not attributable to a business carried on in Australia through a permanent establishment, it may be exempt from Australian tax. However, the DTA treatment may differ as between each particular country's DTAs and the particular circumstances of each investor. Therefore, each investor will need to have regard to the specific terms of any applicable DTA. Article 7 of the Australia/US DTA specifically addresses the taxation of `business profits'.

Where the Notes are on capital account in the hands of a holder (that is, they were not purchased with a view to making a profit on the sale, trade or other dealing with the Notes), subject to the above, the Notes would not generally have the necessary connection with Australia and therefore should not be subject to Australian Capital Gains Tax.

Where a holder of Notes who is not a resident of Australia and does not carry on business in Australia sells a Note to either:

(i) a resident of Australia, not in connection with that resident carrying on a business at or through a permanent establishment outside of Australia; or

(ii) to a non-resident of Australia carrying on business in Australia at or through a permanent establishment in Australia where the purchase is in connection with that permanent establishment;

the gain may be deemed to be interest. However, the Section 128F exemption will be available in respect of such amounts provided the conditions discussed above are satisfied.

Payments Under Guarantees

In the event of default by Jupiters, the Subsidiary Guarantors may be required to make certain payments under the Subsidiary Guarantees. The Australian taxation implications of these payments will depend on whether the amounts paid are characterised as interest or not.

To the extent that a payment made by the Subsidiary Guarantors is not characterised as interest, the Subsidiary Guarantors would not have an obligation to deduct withholding tax.

The 1936 Act defines interest to include an amount (1) that is in the nature of interest or (2) that could reasonably be regarded as having been convertible into a form that is in substitution for interest. It is not resolved under Australian law whether a payment made under a guarantee falls under this definition of interest.

To the extent that these guarantee amounts are characterised as interest, withholding tax may be payable. In this regard, the wording of Section 128F is imprecise and the exemption could be read as applying only to interest paid by Jupiters, as the issuer of the Notes, and not to interest paid by another entity such as a Subsidiary Guarantor.

The Australian Taxation Office has issued a Taxation Determination that states that a payment made by a guarantor is in the nature of interest, and that the exemption in Section 128F could apply to such a payment. This ruling is legally binding on the Australian Taxation Office. However, it is not certain that its terms could apply to all circumstances in relation to payments under the Subsidiary Guarantees in respect of the Notes.

A specific private binding ruling has not been sought from the Australian Taxation Office in relation to this matter. Accordingly, to the extent that any payments made by Subsidiary Guarantors are in the nature of interest, and due to the imprecise nature of Section 128F, notwithstanding the Australian Taxation Office's pronouncements, it is arguable that withholding tax would be payable on any payments made under Subsidiary Guarantees.

F.       DIVIDENDS AND PAYING AGENTS

Not applicable.

G.       STATEMENT BY EXPERTS

Not applicable.

H.       DOCUMENTS ON DISPLAY

Those persons having a right to inspect our records can inspect such records by contacting our registered office at 9th Floor, Niecon Tower, 17 Victoria Avenue Broadbeach, Queensland, Australia, telephone: 61-7-5570-2500, fax:
61-7-5538-6315.

We file certain reports and other information with the Securities and Exchange Commission. The SEC maintains public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You can also access the documents at the SEC's internet web site (http://www.sec.gov/index.html).

I.       SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.      QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Jupiters maintains its accounts and financial statements in Australian dollars. Most of Jupiters' assets, liabilities, revenues and expenses are in Australian dollars. Payment of interest and principal with respect to the Notes are payable in U.S. dollars. Accordingly, fluctuations in the value of the Australian dollar relative to the U.S. dollar could be significant to Jupiters.

Jupiters intends, from time to time, to hedge its currency exposures to mitigate any adverse consequences of exchange rate fluctuations. In connection with the issuance of the Notes on March 11, 1999, Jupiters entered into a five-year cross-currency interest rate swap. The swap contains customary provisions under which Jupiters makes fixed payments of principal and interest in Australian dollars to the swap counterparty, who, in turn, pays principal and interest in U.S. dollars. The swap converts the face value of the Notes of US$135 million at a fixed U.S. coupon of 8.5% to a principal of A$214.4 million at a fixed Australian interest rate of 9.0%. The swap will not fully protect Jupiters in the event the principal amount of the Notes becomes payable prior to the expiration of the term of the swap as the result of a change in control or otherwise. In addition, the swap will not protect Jupiters against exchange rate fluctuations following the five-year term of the swap. Jupiters may at any time enter into new cross-currency interest rate swaps to hedge its fixed rate U.S. dollar obligations beyond the five-year period. See "Item 3 - Key Information - Risk Factors-Devaluation of the Australian dollar could increase the relative debt service cost of the Notes" and "Item 17 - Financial Statements - Note 27 - Financial Instruments."

For information on Jupiters' interest rate risk exposure and credit risk exposure as of June 30, 2003 and 2002, see "Item 17 - "Financial Statements -
Note 27 - Financial Instruments."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

There is nothing to disclose with respect to this item.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of June 30, 2003. Based on that evaluation, the Company's management, including the Chief Executive and Chief Financial Officer, have concluded that these disclosure controls and procedures were effective as of June 30, 2003.

B.

Not applicable until Jupiters' annual report on Form 20-F for the year ending June 30, 2005.

C.

Not applicable until Jupiters' annual report on Form 20-F for the year ending June 30, 2005.

D.

There were no changes in the Company's internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting in the future.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable until Jupiters' annual report on Form 20-F for the year ending June 30, 2004.

ITEM 16B. CODE OF ETHICS

Not applicable until Jupiters' annual report on Form 20-F for the year ending June 30, 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable until Jupiters' annual report on Form 20-F for the year ending June 30, 2004.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements, together with the report of the independent auditors thereon, are filed as part of this Annual Report:

1.       Report of Independent Accountants (Ernst & Young) dated August 12,
         2003.

2.       Jupiters Limited Consolidated Financial Statements including:

         - Statements of Financial Performance for the years ended June 30, 2001, 2002 and 2003;

         -     Statements of Financial Position as at June 30, 2002 and 2003;

         - Statements of Cash Flows for the years ended June 30, 2001, 2002 and 2003; and

         - Notes to and forming part of the Financial Statements for the years ended June 30, 2001, 2002 and 2003.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Jupiters Limited

This report is included solely for the purposes of incorporation in Jupiters Limited's Annual Report on Form 20-F as required by the United States Securities and Exchange Act of 1934 and the rules and regulations promulgated thereunder.

We have audited the accompanying consolidated statements of financial position of Jupiters Limited as of 30 June 2003 and 2002, and the related consolidated statements of financial performance, and cash flows for each of the three years in the period ended 30 June 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jupiters Limited at 30 June 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 30 June 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have effected the determination of consolidated net profit for each of the three years in the period ended 30 June 2003, and the determination of consolidated equity as of 30 June 2003, 2002 and 2001, to the extent summarised in Note 31 to the financial statements.

As discussed more fully in Note 2 to the consolidated financial statements, the Company adopted Australian Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" effective July 1, 2002.

/s/ ERNST & YOUNG

Brisbane, Australia
12 August 2003

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                       STATEMENTS OF FINANCIAL PERFORMANCE
                          JUNE 30, 2003, 2002 AND 2001
                                (A$ IN THOUSANDS)

                                                               Consolidated                                Company
                                                  --------------------------------------   ---------------------------------------
                                            Note     2003          2002          2001         2003           2002          2001
                                            ----
Operating revenues:
     Casino                                       A$ 462,979    A$ 481,373    A$ 482,409   A$ 440,219     A$ 458,297    A$ 456,391
     Hotel                                           134,955       125,894       124,950      117,811        109,975       110,748
     Other gaming and wagering                       149,767       144,345       117,860            -              -             -
     Gaming equipment sales and
        technology services                           36,067        39,600        43,751       15,727         16,565         3,421
                                                  ----------    ----------    ----------   ----------     ----------    ----------
                                                     783,768       791,212       768,970      573,757        584,837       570,560
Other revenue                                 3        3,944         5,061         8,246       54,376         16,635        18,418
                                                  ----------    ----------    ----------   ----------     ----------    ----------
Total revenue from ordinary activities               787,712       796,273       777,216      628,133        601,472       588,978

Employee related expenses                           (231,849)     (223,449)     (221,513)    (182,185)      (178,021)     (177,688)
Government gaming taxes and
     fees/community benefit contribution            (114,454)     (117,204)     (112,871)     (91,757)       (92,802)      (93,648)
Marketing expenses                                   (93,980)      (89,357)      (77,474)     (85,846)       (79,788)      (70,098)
Depreciation and amortization expense         3      (53,968)      (54,422)      (51,818)     (30,287)       (29,546)      (28,039)
Borrowing costs                               3      (37,476)      (30,350)      (26,939)     (35,550)       (28,233)      (23,434)
Cost of providing technology services                (26,192)      (24,346)            -            -              -             -
Commissions paid to Queensland Keno
     agents                                          (25,210)      (23,467)      (21,743)           -              -             -
Cost of goods sold                                   (23,555)      (24,569)      (27,244)     (33,762)       (33,075)      (20,296)
Property and energy costs                            (22,440)      (21,096)      (21,471)     (18,766)       (18,294)      (18,878)
Management fees                                      (18,549)      (20,109)      (20,237)     (18,549)       (20,109)      (20,237)
Other expenses from ordinary activities              (50,958)      (42,599)      (69,910)     (21,936)       (12,517)      (17,333)
                                                  ----------    ----------    ----------   ----------     ----------    ----------
Profit from ordinary activities before
     income tax expense                               89,081       125,305       125,996      109,495        109,087       119,327

Income tax expense relating to
     ordinary activities                      6      (30,013)      (46,516)      (46,975)     (18,113)       (34,420)      (36,576)
                                                  ----------    ----------    ----------   ----------     ----------    ----------
Net profit - before outside equity
     interest                                         59,068        78,789        79,021       91,382         74,667        82,751

Net profit - attributable to outside
     equity   interest                                  (549)         (720)       (1,921)           -              -             -
                                                  ----------    ----------    ----------   ----------     ----------    ----------
Net profit - attributable to members
     of the Company                                   58,519        78,069        77,100       91,382         74,667        82,751
Total expenses adjustments
     attributable to members of the
     Company and recognised  directly
     in equity due to a decrease in
     retained profits on adoption of
     revised accounting standard
     AASB1028 "Employee Benefits".            2         (170)            -             -          (96)             -             -
                                                  ----------    ----------    ----------   ----------     ----------    ----------
Total changes in equity other than
     those resulting from transactions
     with owners as owners
     attributable to members of the Company       A$  58,349    A$  78,069    A$  77,100   A$  91,286     A$  74,667    A$  82,751
                                                  ==========    ==========    ==========   ==========     ==========    ==========

Basic earnings per share:
     Ordinary shares (cents)                  5         29.0          33.6          31.9

Diluted earnings per share:
     Ordinary shares (cents)                  5         29.0          33.6          31.9

                The accompanying notes form an integral part of
                    the statements of financial performance

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                        STATEMENTS OF FINANCIAL POSITION
                             JUNE 30, 2003 AND 2002
                                (A$ IN THOUSANDS)

                                                               Consolidated                                Company
                                                     -------------------------------           -------------------------------
                                         Note            2003               2002                   2003                2002
                                         ----
CURRENT ASSETS:
     Cash assets                                     A$   77,933         A$   85,301           A$   56,313         A$   58,940
     Receivables                           8              21,763              18,420                10,894              13,329
     Inventories                                          13,097              14,098                11,240               7,318
     Other                                 9              31,849              16,096                14,793              13,964
                                                     -----------         -----------           -----------         -----------

         Total  current assets                           144,642             133,915                93,240              93,551
                                                     -----------         -----------           -----------         -----------

NON-CURRENT ASSETS:
     Financial assets                     10                   -                   -               548,119             519,107
     Property, plant and equipment        11             758,842             746,867               352,117             334,038
     Intangibles                          12             106,691             122,831                18,433              20,900
     Deferred tax assets                                   3,241                   -                   828                   -
     Other                                13              39,000              63,718                39,000              63,718
                                                     -----------         -----------           -----------         -----------

         Total non-current assets                        907,774             933,416               958,497             937,763
                                                     -----------         -----------           -----------         -----------

         Total assets                                  1,052,416           1,067,331             1,051,737           1,031,314
                                                     -----------         -----------           -----------         -----------

CURRENT LIABILITIES:
     Payables                             14              87,486              91,752                52,304              53,525
     Interest bearing liabilities         16              45,347               1,827                45,347               1,827
     Current tax liabilities                               6,122              21,348                 1,569              14,002
     Provisions                           15              20,196              38,322                14,347              32,016
     Other                                17              12,326                   -                12,326                   -
                                                     -----------         -----------           -----------         -----------

         Total current liabilities                       171,477             153,249               125,893             101,370
                                                     -----------         -----------           -----------         -----------
NON-CURRENT LIABILITIES:
     Interest bearing liabilities         16             392,270             431,695               392,270             428,995
     Deferred tax liabilities                                  -               2,358                     -               3,653
     Provisions                           15               9,705              10,622                 7,273               9,487
     Net loans - controlled entities                           -                   -                19,021              52,117
                                                     -----------         -----------           -----------         -----------

         Total non-current liabilities                   401,975             444,675               418,564             494,252
                                                     -----------         -----------           -----------         -----------

         Total liabilities                               573,452             597,924               544,457             595,622
                                                     -----------         -----------           -----------         -----------

         Net assets                                  A$  478,964         A$  469,407           A$  507,280         A$  435,692
                                                     ===========         ===========           ===========         ===========
EQUITY:
     Contributed equity                   18         A$  312,954         A$  310,457           A$  312,954         A$  310,457
     Retained profits                      4             166,010             127,592               194,326             125,235
                                                     -----------         -----------           -----------         -----------

     Parent entity interest                              478,964             438,049               507,280             435,692

     Outside equity interest              19                   -              31,358                     -                   -
                                                     -----------         -----------           -----------         -----------

          Total equity                               A$  478,964         A$  469,407           $A  507,280         $A  435,692
                                                     ===========         ===========           ===========         ===========

              The accompanying notes form an integral part of these
                        statements of financial position

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                             STATEMENTS OF CASHFLOWS
                          JUNE 30, 2003, 2002 AND 2001
                                (A$ IN THOUSANDS)

                                                                        Consolidated                            Company
                                                           ----------------------------------   -----------------------------------
                                                    Note      2003        2002        2001         2003         2002        2001
                                                    ----
CASH FLOWS PROVIDED BY OPERATING
ACTIVITIES:
      Cash receipts in the course of operations            A$ 781,438  A$ 808,215  A$ 753,647   A$ 578,278   A$ 601,775  A$ 564,147
      Cash payments in the course of operations              (603,750)   (590,618)   (565,244)    (450,854)    (449,511)   (417,051)
      Distributions received                                        -           -           -          683        1,367       1,777
      Interest received                                         1,619       2,990       6,316          977        1,736       4,099
      Borrowing costs                                         (42,305)    (26,485)    (27,007)     (42,179)     (20,712)    (26,674)
      Income taxes paid                                       (51,441)    (57,912)    (49,732)     (35,026)     (50,203)    (41,495)
                                                           ----------  ----------  ----------   ----------   ----------  ----------
            Net cash provided by
              operating activities                  20(b)      85,561     136,190     117,980       51,879       84,452      84,803
                                                           ----------  ----------  ----------   ----------   ----------  ----------

CASH FLOWS USED IN INVESTING
ACTIVITIES:
      Purchase of property, plant and
         equipment                                            (63,005)    (46,313)    (44,458)     (46,817)     (36,161)    (33,136)
      Purchase of businesses                                        -      (2,000)     (2,803)           -            -           -
      Increased ownership interest in controlled
         entity                                     20(d)     (26,581)          -           -      (26,581)           -           -
      Proceeds from sale of property,
         plant and equipment                         3          1,306         189         326        1,252           45         141
                                                           ----------  ----------  ----------   ----------   ----------  ----------
            Net cash used in investing activities             (88,280)    (48,124)    (46,935)     (72,146)     (36,116)    (32,995)
                                                           ----------  ----------  ----------   ----------   ----------  ----------
CASH FLOWS FROM/(USED IN) FINANCING
ACTIVITIES:
      Proceeds from issue of reset preference
         shares                                     16              -     190,174           -            -      190,174           -
      Proceeds from the exercise of options         18             67           -           -           67            -           -
      Share buy-back                                18              -    (181,533)          -            -     (181,533)          -
      Borrowing costs capitalised                                   -      (6,852)          -            -       (6,852)          -
      Proceeds from borrowings                      16        140,500      60,000      96,500      140,000       60,000      96,500
      Repayment of borrowings                       16        (98,200)   (129,800)   (126,500)     (95,000)    (126,500)   (126,500)
      Repayment of finance lease                               (1,919)     (1,714)     (1,919)      (1,919)      (1,714)     (1,919)
      Loan repayments from controlled entities                      -           -           -       18,835       43,752      25,906
      Ordinary dividends paid                                 (45,097)    (49,782)    (45,330)     (44,343)     (48,272)    (43,444)
                                                           ----------  ----------  ----------   ----------   ----------  ----------
            Net cash from/(used in) financing
                     activities                                (4,649)   (119,507)    (77,249)      17,640      (70,945)    (49,457)
                                                           ----------  ----------  ----------   ----------   ----------  ----------

Net decrease in cash                                           (7,368)    (31,441)     (6,204)      (2,627)     (22,609)      2,351

Cash at the beginning of the
   financial year                                              85,301     116,742     122,946       58,940       81,549      79,198
                                                           ----------  ----------  ----------   ----------   ----------  ----------

Cash at the end of the financial year               20(a)  A$  77,933  A$  85,301  A$ 116,742   A$  56,313   $A  58,940  A$  81,549
                                                           ==========  ==========  ==========   ==========   ==========  ==========

              The accompanying notes form an integral part of these
                            statements of cash flows

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING

         The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act (2001). It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

         Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

         CONSOLIDATION

         The consolidated financial report comprises the financial report of Jupiters Limited (the "Company") and its controlled entities (referred to collectively as the "Consolidated Entity"). The consolidation process eliminates all inter-entity balances and transactions and reflects the application of the Company's accounting policies on a consistent basis throughout the Consolidated Entity and, unless otherwise stated, are consistent with those of the previous year.

         The Company reports receivables and payables with controlled entities on a net basis.

         REVENUE  RECOGNITION

         Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

         Casino and other gaming revenues represent the aggregate of gaming wins and losses after allowances.

         Revenue from the provision of services is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

         Revenue from the sale of goods is recorded when control in the goods being sold passes to the buyer, it is probable consideration will pass from the buyer in accordance with an established arrangement and the amount of consideration can be reliably measured.

         COST OF GOODS SOLD

         Cost of goods sold relates to the sale of food, beverage and gaming equipment.

         INCOME TAX

         Tax effect accounting has been adopted in preparing this financial report. Income tax expense is calculated on the accounting profit adjusted for permanent differences.

         To the extent that timing differences occur between the time items are taken up for accounting purposes and when they are taken into account for determination of taxable income, the related taxation liability or benefit is calculated at the tax rate expected to apply when the differences reverse.

         At June 30, 2003, the Consolidated Entity had not elected to form a consolidated group for taxation purposes. The formation of a consolidated group for taxation purposes in the future is not expected to materially affect the carrying value of the Consolidated Entity's deferred tax assets and liabilities. The Consolidated Entity is expected to form a consolidated group for taxation purposes in the year ending June 30, 2004.

         GAMING TAXES AND GOODS AND SERVICES TAX ("GST")

         Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority (in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable) and receivables and payables are stated with the amount of GST included.

         Prima facie gaming taxes are brought to account on a gross basis in the Statements of Financial Performance. Pursuant to agreements between the Federal and State Governments, any GST payable on the related gaming activities is deducted from those gaming tax remittances and paid to the Federal Government.

         INVENTORIES

         Inventories which include food, beverages, general stores and computer hardware are stated at the lower of cost and net realisable value. They comprise raw materials, work in progress and finished goods. Cost is assigned on a weighted average cost basis.

         GOVERNMENT FUNDED DEVELOPMENT

         The Company is currently developing a convention and exhibition centre on behalf of the State of Queensland. Development costs are generally reimbursed by the State within one month of them being paid. Development costs incurred and not yet reimbursed are classified as current receivables.

         NON-CURRENT ASSETS

         Land, buildings and casino licences are recorded at cost of acquisition or development. The Gold Coast and Townsville casino licences are issued in perpetuity and the Brisbane casino licence expires in April 2070.

         Buildings, plant and equipment and where appropriate, casino licences are depreciated over their estimated useful lives on a straight line basis with depreciation on buildings and applicable casino licences applying a rate of 1% - 1.3%, plant and equipment - owned applying a rate of 7% - 33%, and plant and equipment - leased applying a rate of 20%.

         All non-current assets are reviewed semi-annually to determine whether their carrying amounts require write down to recoverable amount. Recoverable amount is determined using net cash flows discounted at 10.9% to present values.

         Investments in controlled entities are carried in the Company's financial report at the lower of cost and recoverable amount.

         The acquisition of the management contract in respect of Jupiters Townsville Hotel & Casino is recorded at cost and is being amortized over the period of the extended term of the contract of 22 years.

         Deferred borrowing expenses are amortized over the term of the related financial instrument.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         LEASED ASSETS

         Assets acquired under finance leases are capitalised and amortized over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability. Gains or losses on the sale and leaseback of assets are deferred and amortized over the lease term when the lease is a finance lease.

         Operating lease assets are not capitalised and rental payments are charged to profit on a basis to match the expense with the economic benefits consumed from the leased asset in each period. Where rental payments are expected to produce economic benefits in a future period, a prepayment of rent is recognised in the Statements of Financial Position (refer Note 13).

         GOODWILL/DISCOUNT ON ACQUISITION

         On acquisition of a controlled entity or a business, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as either goodwill on acquisition or as a discount on acquisition which is allocated between the non-monetary assets of the controlled entity.

         Purchased goodwill is amortized on a straight line basis for AWA Limited at twenty years and for Centrebet at seven years. The unamortized balance of goodwill is reviewed at each balance date and charged to the Statement of Financial Performance to the extent that applicable future benefits are no longer probable.

         PROVISIONS

         Provisions are recognised when the Consolidated Entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

         A provision for dividend is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

         PROVISION FOR EMPLOYEE BENEFITS

         Provision has been made in the financial reports for benefits accruing to employees in relation to such matters as annual leave and long service leave and are based on remuneration rates which are expected to be paid when the liability is settled. On-costs are included in the determination of provisions.

         SELF INSURANCE OF QUEENSLAND WORKERS COMPENSATION LIABILITIES

         From July 1, 2002, the Consolidated Entity self insures its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a licence from WorkCover Queensland. Liabilities that may arise in this regard are contingent on claims by employees. At each reporting date, the liability recognised for the Consolidated Entity's potential workers' compensation liabilities in respect of its Queensland employees is measured in accordance with an independent actuarial valuation. The valuation makes allowance for the Consolidated Entity's estimated claims liability, residual liability and outstanding liability (refer Note 15).

         FOREIGN CURRENCY TRANSLATION

         Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction. Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

         FINANCIAL INSTRUMENTS

         Ordinary share capital is recorded at a value equivalent to the total consideration received less the costs of issuing shares. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

         Reset preference shares exhibit characteristics of liabilities and are recognised as liabilities in the Statements of Financial Position. The corresponding dividends are charged as borrowing costs in the Statements of Financial Performance.

         Trade debtors primarily represent amounts receivable from hotel and casino patrons, and technology services customers of the international sales division and are recorded at transaction amounts. Provision for doubtful debts is recognised to the extent that the recovery of the outstanding receivable balance is considered less than likely to be collected. Such provision is established based on a review of all outstanding amounts at balance date.

         Investments in bank accepted bills of exchange are carried at cost. Interest revenue is recognised on an effective yield basis.

         Liabilities for trade creditors, other creditors and accruals are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.

         Notes payable are recognised when issued at the face value of the notes issued, with any discount on issue amortized over the period to maturity. Interest is recognised as an expense on an effective yield basis.

         Borrowings under a commercial bill facility are recognised when bills are issued with the liability recorded based upon the face value of the bills. The difference between the face value and proceeds received from the bills is recognised as interest expense over the period to maturity.

         A cross currency interest rate swap agreement hedges the Company's interest rate and foreign currency exposure in respect of notes payable (refer Note 27). Under the terms of the swap agreement, the Company agrees with the counterparty to exchange the difference between the fixed and floating rate interest amounts and to exchange the principal at an agreed rate of foreign currency conversion. Amounts payable under the cross currency interest rate swap agreement are recognised as a component of interest expense as they accrue.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

2.       CHANGE IN ACCOUNTING POLICIES:

         PROVISION FOR DIVIDENDS

         The application of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", has resulted in a change in the timing of recognition of the dividend provision. Previously, the Consolidated Entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividend has been declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by A$22,902,204 (refer Note 4). In accordance with the new standard, no provision for final dividend has been recognised for the year ended June 30, 2003. Recognition of this dividend occurred at the date of this financial report and accordingly will be included in the financial report for the year ending June 30, 2004.

         EMPLOYEE BENEFITS

         The revised Accounting Standard AASB1028 "Employee Benefits", has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the Consolidated Entity measured the provision for annual leave based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised standard, the provision for annual leave is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by A$170,562. In addition, current year profits have decreased by A$75,969 due to an increase in the employee benefits expense. Current provisions at June 30, 2003, have also increased by A$246,531 as a result of the change in accounting policy.

                                                                           Consolidated                      Company
                                                                     ------------------------        ------------------------
                                                                       2003           2002             2003           2002
3.       NOTES TO THE STATEMENTS OF FINANCIAL PERFORMANCE:
         (A$ IN THOUSANDS)

Operating revenues:
     Services                                                        A$689,007      A$701,769        A$492,856      A$510,453
     Goods                                                              94,761         89,443           80,901         74,384
                                                                     ---------      ---------        ---------      ---------

                                                                     A$783,768      A$791,212        A$573,757      A$584,837
                                                                     ---------      ---------        ---------      ---------

Other revenue:
     Interest from other persons                                     A$  1,790      A$  2,826        A$  1,138      A$  1,860
     Distribution from Breakwater Island Trust                               -              -                -            547
     Dividends and distributions from wholly owned group                     -              -           51,931         13,995
     Proceeds from sale of property, plant and equipment                 1,306            189            1,252             45
     Other                                                                 848          2,046               55            188
                                                                     ---------      ---------        ---------      ---------

                                                                     A$  3,944      A$  5,061        A$ 54,376      A$ 16,635
                                                                     ---------      ---------        ---------      ---------

Depreciation and amortization expense:
     Depreciation of:
          Buildings                                                  A$  1,486      A$  1,172                -              -
          Plant and equipment                                           36,244         38,701        A$ 21,861      A$ 22,845
     Amortization of:
          Leased assets                                                  5,958          4,892            5,958          4,892
          Goodwill                                                       7,812          7,848                -              -
          Management contract                                              524            524              524            524
          Deferred borrowing costs                                       1,944          1,285            1,944          1,285
                                                                     ---------      ---------        ---------      ---------

                                                                     A$ 53,968      A$ 54,422        A$ 30,287      A$ 29,546
                                                                     ---------      ---------        ---------      ---------

Borrowing costs:
     Bank loans and overdraft                                        A$  2,493      A$  2,750        A$  2,367      A$  2,426
     Reset preference shares classified as liabilities                  15,499          3,453           15,499          3,453
     Unsecured notes                                                    19,403         19,420           17,603         17,627
     Interest penalty - Australian Taxation Office                           -          4,531                -          4,531
     Finance charges relating to leases                                     81            196               81            196
                                                                     ---------      ---------        ---------      ---------

                                                                     A$ 37,476      A$ 30,350        A$ 35,550      A$ 28,233
                                                                     ---------      ---------        ---------      ---------

Other expenses:
     Property lease rentals                                              5,435          5,533            6,112          6,080
     Bad debts written off and provision for
          doubtful debts                                                 5,197            394            4,862            380

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                                                                                        Consolidated                Company
                                                                                    ----------------------   ----------------------
                                                                                      2003         2002         2003        2002
4.       RETAINED PROFITS AND DIVIDENDS - (A$ IN THOUSANDS)

RETAINED PROFITS
     Retained profits at the beginning of the financial year                        A$127,592   A$ 123,881   A$125,235   A$ 124,322
     Net profit                                                                        58,519       78,069      91,382       74,667
     Adjustment arising from adoption of revised Accounting Standard:
      AASB 1028 "Employee Benefits"                                                      (170)           -         (96)           -
      AASB 1044 "Provisions, contingent liabilities and contingent assets"             22,902            -      22,902            -
     Interim dividend of A11 cents per share, fully franked at
      30% (2001: A10 cents per share, fully franked at 30%)                           (22,195)     (24,136)    (22,195)     (24,136)
     Final dividend in prior year of A11 cents per share, fully franked at 30%              -      (22,148)                 (22,148)
     Dividends and other equity distribution paid                                     (22,902)           -     (22,902)           -
     Final distribution in prior year of A1 cent per unit,
          fully franked at 30%, paid by Breakwater
          Island Trust to outside equity interests                                          -         (754)          -            -
     Over provision of prior year final distribution payable by Breakwater
        Island Trust to outside equity interest                                             -          150           -            -
     Share buy-back                                                                         -      (27,470)          -      (27,470)
     Reclassification of retained earnings on acquisition of controlled entity          2,264            -           -            -
                                                                                    ---------   ----------   ---------   ----------
     Retained profits at the end of the financial year                              A$166,010   A$ 127,592   A$194,326   A$ 125,235
                                                                                    =========   ==========   =========   ==========
EQUITY
     Total equity at the beginning of the financial year                            A$469,407   A$ 620,644   A$435,692   A$ 590,447
     Total changes in equity recognised in the Statements of Financial Performance     58,519       78,069      91,382       74,667
     Adjustment arising from adoption of revised Accounting Standard AASB 1028
        "Employee Benefits"                                                              (170)           -         (96)           -
     Transactions with owners  - dividends                                            (22,195)     (47,038)    (22,195)     (46,284)
                               - share buy-back                                             -     (183,138)          -     (183,138)
                               - share issue                                            2,497            -       2,497            -
     Over provision of prior year final distribution payable by Breakwater
       Island Trust to outside equity interests                                             -          150           -            -
     Outside equity interests in net profit                                                 -          720           -            -
     Cessation of outside equity interest (refer Note 20 (d))                         (31,358)           -           -            -
     Reclassification of retained earnings on acquisition of controlled entity          2,264            -           -            -
                                                                                    ---------   ----------   ---------   ----------
     Total equity at the end of the financial year                                  A$478,964   $A 469,407   $A507,280   $A 435,692
                                                                                    =========   ==========   =========   ==========
FRANKING CREDITS
     Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for as Current Tax Liabilities
      in the financial report.                                                      A$108,512   A$  82,215   A$ 80,642   A$  69,580
                                                                                    =========   ==========   =========   ==========

      Allowing for the Company's final dividend declared at the date of signing this Financial Report, the balance of the Company's franking account would be A$70.2 million and that of the Consolidated Entity would be A$98.1 million.

      DIVIDEND REINVESTMENT PLAN

      On February 21, 2003, the Company introduced a dividend reinvestment plan (the "Plan"). Under the Plan, shareholders could elect to receive ordinary shares in the Company in lieu of any ordinary dividend. In respect of the ordinary dividend paid in February 2003, 738,625 ordinary shares were acquired on market in accordance with calculations in the Plan rules. The Plan was suspended on June 12, 2003.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

5.   EARNINGS PER SHARE:

     Only ordinary shares are included in the calculation of basic earnings per share. Reset preference shares are classified as liabilities and are not included in ordinary shares for the purposes of calculating either basic or diluted earnings per share (refer Note 16). Options outstanding under the executive share option plan are considered potential ordinary shares and have been included in diluted earnings per share (refer Note 22).

     Earnings used in the calculation of basic and diluted earnings per share comprise the net profit attributable to members of the Company of A$58,518,685 (2002: A$78,069,335). The weighted average number of ordinary shares of 201,521,688 (2002: 232,587,741) and 201,849,140 (2002:
     232,852,111) has been used in the calculation of basic and diluted earnings per share, respectively.

                                                                                        Consolidated           Consolidated
                                                                                     -------------------   --------------------
                                                                                       2003       2002       2003        2002
6.       INCOME TAX - (A$ IN THOUSANDS)

The difference between income tax expense provided in the financial report and the prima facie income tax expense is reconciled as follows:

Prima facie income tax expense calculated at 30% on profit from ordinary activities  A$26,724   A$37,592   A$ 32,848   A$32,726

Tax effect of permanent differences:
     Dividends from controlled entities                                                     -          -     (15,579)    (4,198)
     Amortization of goodwill                                                           2,344      2,354           -          -
     Brisbane hotel/casino rental disallowed                                              800      6,731         800      6,731
     Merger costs (refer Note 29)                                                       1,186          -       1,186          -
     Other                                                                             (1,041)      (161)     (1,142)      (839)
                                                                                     --------   --------   ---------   --------

Income tax expense                                                                   A$30,013   A$46,516   A$ 18,113   A$34,420
                                                                                     ========   ========   =========   ========

On June 25, 2002, the Full Federal Court of Australia ruled in favour of the Australian Taxation Office to disallow certain rental deductions claimed by the Company in relation to the lease of the Brisbane hotel/casino complex. The cumulative effect of this decision was recognised in the year ended June 30, 2002.

                                                                              Consolidated                       Company
                                                                    -------------------------------  -------------------------------
                                                                      2003        2002      2001        2003       2002      2001
7.       REMUNERATION OF AUDITORS AND OPERATOR:

AUDITORS
The following remuneration was received or receivable by the auditor of the Consolidated Entity, excluding Centrebet Pty Ltd, in respect of:
     Audit of the financial report - Arthur Andersen                        -  A$206,000  A$412,000          -  A$ 81,000  A$ 168,00
     Audit of the financial report - Ernst & Young                  A$474,782    157,000          -  A$210,361     99,000          -
     Regulatory and tax compliance services - Arthur Andersen               -    417,000    470,000          -    272,000    205,000
     Regulatory and tax compliance services - Ernst & Young           490,245     49,000          -    353,345     35,000          -
     Internal audit - Arthur Andersen                                       -    238,000    353,000          -    238,000    244,000
     Internal audit - Ernst & Young                                   168,689     40,000          -    140,139     40,000          -
     Taxation advice re merger-Ernst & Young (refer Note 29)          418,132          -          -    418,132          -          -
     Taxation advice re Centrebet divestment - Ernst & Young           54,410          -          -     54,410          -          -
     Other - Arthur Andersen                                                -    236,000      8,000          -          -      2,000
     Other - Ernst & Young                                            143,859          -          -          -          -          -
     Other includes international tax advice and information
       technology related services (2002: tax and other services in connection with the share buy-back and issue of reset
       preference shares in the year ended June 30, 2002)

The following remuneration was received or receivable by the auditor of Centrebet Pty Ltd, Howarth NT, in respect of audit of
  the financial report                                              A$ 25,000  A$ 25,000  A$ 15,000          -          -          -

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                                                                                       Consolidated               Company
                                                                                  ----------------------   ---------------------
                                                                                    2003         2002        2003        2002
7.     REMUNERATION OF AUDITORS AND OPERATOR (CONTINUED):

       OPERATOR - (A$ IN THOUSANDS)
       Fees are payable to the Operator, B.I. Gaming Corporation, pursuant to a Management Agreement for the operation of Conrad Jupiters and a Management Agreement and Licence Agreement for the operation of Conrad
       Treasury as follows:

             Management fees                                                      A$ 18,549    A$ 20,109   A$ 18,549   A$ 20,109
             Other services                                                             921        1,034         921       1,034
             Reimbursable expenses                                                    4,053        3,409       4,053       3,409

8.     RECEIVABLES - (A$ IN THOUSANDS)

       Trade debtors                                                              A$ 31,263    A$ 20,304   A$ 19,273   A$ 10,365
       Less provision for doubtful debts                                            (12,472)      (7,275)    (10,967)     (6,106)
                                                                                  ---------    ---------   ---------   ---------

                                                                                     18,791       13,029       8,306       4,259
       Other receivables                                                              2,972        5,391       2,588       9,070
                                                                                  ---------    ---------   ---------   ---------

                                                                                  A$ 21,763    A$ 18,420   A$ 10,894   A$ 13,329
                                                                                  =========    =========   =========   =========

9.     OTHER CURRENT ASSETS - (A$ IN THOUSANDS)
       Prepayments                                                                A$ 12,104     A$11,096   A$  9,793   A$  8,964
       Security deposit (refer Note 13)                                               5,000        5,000       5,000       5,000
       Centrebet non current assets to be sold                                       14,745            -           -           -
                                                                                  ---------    ---------   ---------   ---------
                                                                                  A$ 31,849     A$16,096   A$ 14,793   A$ 13,964
                                                                                  =========    =========   =========   =========

10.    FINANCIAL ASSETS - (A$ IN THOUSANDS)
       Securities quoted on prescribed stock exchanges:
             Units in controlled entity - at cost                                         -            -           -   A$ 22,131
       Securities not quoted on prescribed stock exchanges:
             Units/shares in controlled entities - at cost                                -            -   A$548,119     496,976
                                                                                  ---------    ---------   ---------   ---------
                                                                                          -            -   A$548,119   A$519,107
                                                                                  =========    =========   =========   =========

11.    PROPERTY, PLANT AND EQUIPMENT - (A$ IN THOUSANDS)

       LAND, BUILDINGS AND CASINO LICENCES:
       Cost
             Opening balance                                                      A$650,201    A$650,201   A$279,880   A$279,880
             Disposal                                                                (1,025)           -      (1,025)          -
                                                                                  ---------    ---------   ---------   ---------
                                                                                    649,176      650,201     278,885     279,880
                                                                                  ---------    ---------   ---------   ---------

       Accumulated depreciation and amortization
             Opening balance                                                         37,669       33,189      24,581      21,273
             Depreciation and amortization                                            6,291        4,480       4,835       3,308
                                                                                  ---------    ---------   ---------   ---------
             Closing balance                                                         43,960       37,669      29,416      24,581
                                                                                  ---------    ---------   ---------   ---------
       Net book value                                                               605,216      612,532     249,469     255,299
       Transfer security deposit and prepaid rent relating to Brisbane
       Hotel/Casino to other non current assets (refer Note 13)                     (44,528)     (45,194)    (44,528)    (45,194)
                                                                                  ---------    ---------   ---------   ---------
                                                                                    560,688      567,338     204,941     210,105
                                                                                  =========    =========   =========   =========

      PLANT AND EQUIPMENT:
      Cost
             Opening balance                                                        456,810      412,065     260,171     224,654
             Additions                                                               64,292       46,723      47,816      36,052
             Disposals                                                               (4,866)      (1,978)     (3,930)       (535)
                                                                                  ---------    ---------   ---------   ---------
             Closing balance                                                        516,236      456,810     304,057     260,171
                                                                                  ---------    ---------   ---------   ---------
       Accumulated depreciation
             Opening balance                                                        279,021      241,918     137,978     114,840
             Depreciation                                                            29,836       37,103      19,142      23,138
                                                                                  ---------    ---------   ---------   ---------
             Closing balance                                                        308,857      279,021     157,120     137,978
                                                                                  ---------    ---------   ---------   ---------
       Net book value                                                               207,379      177,789     146,937     122,193
       Transfer to other current assets pending Centrebet sale (refer Note 9)        (9,464)           -           -           -
                                                                                  ---------    ---------   ---------   ---------

                                                                                    197,915      177,789     146,937     122,193
                                                                                  =========    =========   =========   =========

       LEASED EQUIPMENT:
       Cost (no movements)                                                            8,164        8,164       8,164       8,164
                                                                                  ---------    ---------   ---------   ---------
       Accumulated amortization
             Opening balance                                                          6,424        4,840       6,424       4,840
             Amortization                                                             1,501        1,584       1,501       1,584
                                                                                  ---------    ---------   ---------   ---------
             Closing balance                                                          7,925        6,424       7,925       6,424
                                                                                  ---------    ---------   ---------   ---------
       Net book value                                                                   239        1,740         239       1,740
                                                                                  ---------    ---------   ---------   ---------

       TOTAL PROPERTY, PLANT AND EQUIPMENT, NET                                   A$758,842    A$746,867   A$352,117   A$334,038
                                                                                  =========    =========   =========   =========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

11.      PROPERTY, PLANT AND EQUIPMENT - (A$ IN THOUSANDS) (CONTINUED):

         From July 1, 2001, amounts paid in connection with the rental of the Brisbane hotel/casino complex have been reclassified (refer Note 13). This reclassification is reflected in the opening balances of cost and accumulated depreciation and amortization for land, buildings and casino licences above.

         Land, buildings and casino licences, at cost, comprise the freehold land and buildings (including casino licence) of Conrad Jupiters on the Gold Coast (including proximate lands), the leasehold improvements (including casino licence) of Conrad Treasury in Brisbane and the freehold land and buildings (including casino licence) of Breakwater Island Trust. The land, buildings and casino licence of Breakwater Island Trust are carried at the cost to the Consolidated Entity when those assets were first consolidated at June 30, 2000.

         These assets were valued using a discounted cashflow methodology by the Directors at A$1,110 million on June 30, 2003. This valuation is incorporated in the financial report by way of note only.

         The valuations reflect the future business cashflows anticipated from the properties and do not determine individual values for land and buildings nor specifically ascribe a value to the casino licences. Accordingly, an accurate or meaningful assessment of separate values of the land and casino licences cannot be made.

         Land and buildings (including the casino licence) in respect of Conrad Treasury are subject to a 75 year lease from the Queensland Government which commenced in April 1995.

         As most assets are integral to the operations of the Consolidated Entity and as there is no intention to sell them, capital gains tax has not been taken into account.

                                                                                       Consolidated               Company
                                                                                  ----------------------   ---------------------
                                                                                    2003         2002         2003       2002
12.      INTANGIBLES - (A$ IN THOUSANDS)

         Goodwill, at cost                                                        A$123,028    A$123,971           -           -
         Accumulated amortization                                                   (29,851)     (22,040)          -           -
                                                                                  ---------    ---------   ---------   ---------

         Goodwill, net                                                               93,177      101,931           -           -

         Transfer to current assets pending Centrebet sale (refer Note 9)            (4,919)           -           -           -
                                                                                  ---------    ---------   ---------   ---------

                                                                                     88,258      101,931           -           -
                                                                                  ---------    ---------   ---------   ---------

         Management contract, at cost                                                11,820       11,820   A$ 11,820   A$ 11,820
         Accumulated amortization                                                    (2,146)      (1,623)     (2,146)     (1,623)
                                                                                  ---------    ---------   ---------   ---------

         Management contract, net                                                     9,674       10,197       9,674      10,197
                                                                                  ---------    ---------   ---------   ---------

         Deferred borrowing expenses, at cost                                        14,923       14,923      14,923      14,923
         Accumulated amortization                                                    (6,164)      (4,220)     (6,164)     (4,220)
                                                                                  ---------    ---------   ---------   ---------

         Deferred borrowing expenses, net                                             8,759       10,703       8,759      10,703
                                                                                  ---------    ---------   ---------   ---------

         Total intangibles, net                                                   A$106,691    A$122,831   A$ 18,433   A$ 20,900
                                                                                  =========    =========   =========   =========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                                                                                       Consolidated              Company
                                                                                  ----------------------   ---------------------
                                                                                     2003        2002        2003        2002
13.      OTHER NON CURRENT ASSETS - (A$ IN THOUSANDS)

         Security deposit                                                                 -    A$  5,000           -   A$  5,000
         Prepaid rent                                                             A$ 39,000       34,666   A$ 39,000      34,666
         Hedge receivable - restatement of unsecured notes
            hedge (refer Notes 1 and 17)                                                  -       24,052           -      24,052
                                                                                  ---------    ---------   ---------   ---------

         Total other non current assets                                           A$ 39,000    A$ 63,718   A$ 39,000   A$ 63,718
                                                                                  =========    =========   =========   =========


         In 1995, at the commencement of the 75 year lease of the Brisbane hotel/casino, a security deposit of A$50.0 million was paid to the Queensland Government to secure future lease rentals. The deposit is refunded in each of the first ten years of the lease at $5.0 million per annum.

         The rental payments under the lease comprise A$8.0 million per annum in each of the first ten years of the lease and A$1.0 million per annum in each of the remaining 65 years of the lease. In order to match the expense with the economic benefits expected to be consumed from the leased asset in each period, rent expense of A$3.7 million per annum is recognised in each of the first ten years of the lease and A$1.7 million per annum is to be recognised in each of the remaining 65 years of the lease. The excess of the cash rental payments over the rent expense recognised during the first ten years of the lease gives rise to prepaid rent which will reduce after the initial ten year period.

         The security deposit and prepaid rent amounts were previously included in property, plant and equipment.

14.      PAYABLES - (A$ IN THOUSANDS)

         Trade creditors                                                          A$ 33,947    A$ 31,340   A$ 16,036   A$ 12,684
         Other creditors and accruals                                                53,539       60,412      36,268      40,841
                                                                                  ---------    ---------   ---------   ---------

                                                                                  A$ 87,486    A$ 91,752   A$ 52,304   A$ 53,525
                                                                                  =========    =========   =========   =========

15.      PROVISIONS - (A$ IN THOUSANDS)

         CURRENT:
         Employee benefits                                                        A$ 12,802    A$ 13,473   A$ 11,615   A$  9,660
         Dividends                                                                        -       22,148           -      22,148
         Self insurance - Queensland workers' compensation                            2,565            -       2,392           -
         Other                                                                        4,829        2,701         340         208
                                                                                  ---------    ---------   ---------   ---------

                                                                                  A$ 20,196    A$ 38,322   A$ 14,347   A$ 32,016
                                                                                  =========    =========   =========   =========

         NON-CURRENT:
         Employee benefits                                                        A$  9,705    A$ 10,622   A$  7,273   A$  9,487
                                                                                  =========    =========   =========   =========

         Aggregate employee benefits                                              A$ 22,507    A$ 24,095   A$ 18,888   A$ 19,147
                                                                                  =========    =========   =========   =========

         The number of employees on a full time equivalent basis as at June 30
            was:                                                                      4,235        4,164       3,365       3,369

         In accordance with the WorkCover Queensland Act 1996, the Consolidated
         Entity has obtained insurance from a third party to limit its exposure in respect of any individual claim to a maximum of A$0.5 million. In accordance with that Act the Consolidated Entity has provided a Bank
         Guarantee in favour of WorkCover Queensland for A$5.0 million.
         WorkCover Queensland has funded the Consolidated Entity for workers' compensation claims related to injuries sustained by its Queensland employees prior to July 1, 2002, to a limit of A$2.2 million.

16.   INTEREST BEARING LIABILITIES - (A$ IN THOUSANDS)

      Unsecured notes                                                             A$202,096    A$238,474   A$202,096   A$238,474
      Reset preference shares - unsecured                                           190,174      190,174     190,174     190,174
      Commercial bills - unsecured                                                   45,000            -      45,000           -
      Commercial bills - secured                                                          -        2,700           -           -
      Lease liabilities - secured                                                       347        2,174         347       2,174
                                                                                  ---------    ---------   ---------   ---------
                                                                                    437,617      433,522     437,617     430,822
      Less current maturities:
      Lease liabilities                                                                (347)      (1,827)       (347)     (1,827)
      Commercial bills - unsecured                                                  (45,000)           -     (45,000)          -
                                                                                  ---------    ---------   ---------   ---------
                                                                                    (45,347)      (1,827)    (45,347)     (1,827)
                                                                                  ---------    ---------   ---------   ---------

      Non-current borrowings                                                      A$392,270    A$431,695   A$392,270   A$428,995
                                                                                  =========    =========   =========   =========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

16.      INTEREST BEARING LIABILITIES - (A$ IN THOUSANDS) (CONTINUED):

         At June 30, 2003, the Consolidated Entity had committed financing facilities available to it of A$622.6 million (2002: A$628 million) comprising unsecured notes repayable in March 2006, reset preference shares, an unsecured revolving credit facility which expires in April 2004, an unsecured commercial bill standby facility, overdraft facilities and lease facilities.

         The notes were issued to institutional investors in the United States of America in March 1999 at a face value of US$135 million and will mature in March 2006. The notes were registered for trading with the U.S. Securities and Exchange Commission in September 1999 and are unsecured senior debt of the Consolidated Entity. The notes rank equally with all other unsecured senior debt of the Consolidated Entity, are primary obligations of Jupiters Limited and are guaranteed by its operating controlled entities.

         The notes were issued in U.S. dollars at a fixed coupon of 8.5% and at a discount of 0.64%. A cross currency interest rate swap agreement has been entered into to convert the principal and coupon into Australian dollars at a fixed rate of 9.0% until March 2004.

         The notes are issued under an indenture which sets out specific covenants. The full amount outstanding under the indenture becomes payable in various circumstances detailed in the indenture including if coupon payments are not made when due or when transactions are entered into that would cause certain covenants relating to interest cover to be breached.

         1,901,735 reset preference shares ("RPS") were issued on April 11, 2002, at a face value of A$100 each with a coupon of 8.15% per annum. The coupon is payable semi-annually, is cumulative and ranks senior to the payment of ordinary dividends. The RPS have a ten year term with specified terms able to be reset by the Company at the end of year five. Holders of RPS have the ability to request conversion of their securities to ordinary shares in Jupiters Limited and the Company may convert, repurchase such securities or sell them to a third party. Furthermore, the Company may repurchase the securities at the time of reset, maturity or if the coupon ceases to be tax deductible. Holders of RPS generally have no voting rights except in limited circumstances. The rights of holders of RPS are subordinated to all claims except ordinary shareholders. The RPS are quoted for trading on the Australian Stock Exchange. TABCORP Holdings Limited has offered to acquire the RPS (refer Note 29).

         The unsecured revolving credit facility is for A$150 million and is provided by a bank syndicate. The average interest rate applicable to amounts drawn under this facility during the financial year was 4.76% (2002: 4.68%).

         The full amounts outstanding under the revolving credit facility and the commercial bill facilities become immediately payable (at the lenders' option) in various circumstances detailed in the facility agreements including if repayments are not made when due or certain financial covenants relating to interest cover and gearing levels are breached.

         The lease liabilities are secured by the specific assets that are subject to the finance leases that had a carrying value of A$0.2 million at balance date. The implicit interest rates on finance leases range from 5.87% to 6.18%. Refer to Note 21(c) for details on the timing and amount of future lease payments.

         In addition to the revolving credit facility, the Consolidated Entity has access to a commercial bill standby facility of A$50 million. A$7 million of this facility has been applied towards a bank guarantee in favour of the State of Queensland in connection with the Company's performance undertakings related to the development of a convention and exhibition centre. A further A$5 million of this facility has been applied towards a bank guarantee in favour of WorkCover Queensland in connection with the Consolidated Entity's self insurance of its Queensland workers' compensation liabilities (refer Notes 1 and 15). The commercial bill standby facility is an unsecured facility that is provided on a revolving basis. To the extent that the amounts owing under the facility are repaid, the facility is available to be redrawn.

         The Consolidated Entity also has a working capital facility for the purposes of normal operating activities. That facility includes various electronic banking capabilities, credit card services and minor temporary overdraft limits.

         The above facilities are subject to periodic review by the provider and the terms of the facilities may be extended at each review.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                                                                      Consolidated                       Company
                                                               --------------------------      -------------------------
                                                                  2003             2002          2003             2002

17.  OTHER CURRENT LIABILITIES - (A$ IN THOUSANDS)

     Hedge payable - restatement of unsecured notes
     hedge (refer Notes 1 and 13)                              A$ 12,326                -      A$ 12,326               -
                                                               =========       ==========      =========      ==========

18.  CONTRIBUTED EQUITY - (A$ IN THOUSANDS)

     ORDINARY SHARES

     Balance at beginning of year                              A$310,457       A$ 466,125      A$310,457      A$ 466,125

     Shares issued - exercise of options                              67                -             67               -
     Shares issued - consideration for takeover of
         Breakwater Island Trust                                   2,430                -          2,430               -
     Shares bought back - 40,011,700 shares                            -         (155,668)             -        (155,668)
                                                               ---------       ----------      ---------      ----------
     Balance at end of year
       201,784,202 ordinary shares (2002: 201,345,729)         A$312,954       A$ 310,457      A$312,954      $A 310,457
                                                               =========       ==========      =========      ==========

     SHARE BUY-BACK

     On April 11, 2002, a buy-back was completed of 40,011,700 ordinary shares, representing 16.6% of ordinary shares on issue on that date, under the terms of buy-back agreements approved by shareholders. The total consideration paid for shares bought back plus incidentals was A$183,138,776 being an average cost of A$4.54 per share. In accordance with a private ruling from the Australian Taxation Office, 85% (ie. A$155,667,960) of the total consideration was allocated as a return of share capital and 15% (ie. A$27,470,816) was treated as a fully franked dividend and allocated against retained profits.

     TERMS AND CONDITIONS

     Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. TABCORP Holdings Limited has offered to acquire the issued ordinary shares (refer Note 29).

     During the previous year, reset preference shares were issued and are classified as interest bearing liabilities (refer Note 16).

19.  OUTSIDE EQUITY INTEREST - (A$ IN THOUSANDS)

     At June 30, 2002, the outside equity interest in the Consolidated Entity's retained profits was A$5,071,000 and in the Consolidated Entity's contributed equity was A$26,287,000 (total: A$31,358,000).

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                                                                       Consolidated                           Company
                                                           -----------------------------------  ----------------------------------
                                                               2003        2002         2001       2003         2002       2001
20.  NOTES TO THE STATEMENTS OF CASHFLOWS
     (A$ IN THOUSANDS)

     (a) For the purposes of the Statements of Cash
         Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Investments in money market instruments mature within approximately 30 days and had an average yield of 4.70% (2002:
         4.65%).

     (b) Reconciliation of net cash provided by
         operating activities to net profit before
         outside equity interest.
         Net profit before outside equity interest         A$ 59,068    A$ 78,789    A$ 79,021  A$  91,382   A$  74,667  A$ 82,751

                   Depreciation of Property, plant and
                      equipment                               43,688       39,873       37,366      27,819       22,845     21,520
                   (Profit)/loss on sale of plant and
                      equipment                                  (14)         144          372         (32)         151        (96)
                   Amortization of other non-current
                      assets                                  10,280       14,549       14,452       2,468        6,701      6,519
                   Dividends through intercompany loan
                      accounts                                     -            -            -     (51,931)     (13,995)   (11,354)
                   Decrease/(increase) in assets              (5,193)      38,788      (15,412)     (1,956)       7,133    (11,072)
                   Increase/(decrease) in liabilities         (1,082)     (15,370)       4,938       1,043        6,548      1,971
                   Decrease in income tax provisions
                      and deferred tax balances              (21,186)     (20,583)      (2,757)    (16,914)     (19,598)    (5,436)
                                                           ---------    ---------    ---------  -----------  ----------  ---------

         Net cash provided by operating activities         A$ 85,561    A$136,190    A$117,980  A$  51,879   A$  84,452  A$ 84,803
                                                           =========    =========    =========  ==========   ==========  =========

     (c) Details of the Consolidated Entity's financing facilities are included in Note 16.

     (d) In December 2002, the Consolidated Entity increased its controlling interest of Breakwater Island Trust from 47.5% to 100%. The cash consideration paid including acquisition costs totalled A$26.6 million. Assets acquired included current assets, property, plant and equipment totalling A$64.5 million, offset by current and non current liabilities acquired totalling A$8.1 million. The resulting discount on acquisition was A$0.6 million. Shares to the value of A$2.4 million (423,723 Jupiters Limited ordinary shares) were issued as part of the consideration.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                                                                           Consolidated                        Company
                                                                     -------------------------        -----------------------
                                                                       2003             2002            2003           2002
21.  COMMITMENTS - (A$ IN THOUSANDS)

     (a)  CAPITAL EXPENDITURE COMMITMENTS
          At June 30, 2003, orders had been placed for the completion of building works and purchase of furniture and equipment amounting to A$14.1 million (2002: A$15 million) and are payable within one year.

          The Company has entered into an agreement with the Queensland Government to develop the State funded
          Gold Coast Convention & Exhibition Centre.

     (b)  NON-CANCELLABLE OPERATING LEASES
          Future non-cancellable operating leases not provided for in the financial report are payable as follows:

          Not later than one year                                    A$ 6,181         A$ 6,383        A$ 3,200       A$ 3,200
          Later than one year but not later than five years             8,861           12,401           4,800          6,800
          Later than five years                                        73,200           74,400          73,200         74,400
                                                                     --------         --------        --------       --------

                                                                     A$88,242         A$93,184        A$81,200       A$84,400
                                                                     ========         ========        ========       ========

     (c)  FINANCE LEASES
          Finance lease expenditure is payable as follows:

          Not later than one year                                    A$   356         A$ 1,919        A$   356       A$ 1,919
          Later than one year but not later than five years                 -              356               -            356
                                                                     --------         --------        --------       --------
                                                                          356            2,275             356          2,275
          Future finance charges                                           (9)            (101)             (9)          (101)
                                                                     --------         --------        --------       --------

          Net finance lease liability                                     347            2,174             347          2,174
                                                                     --------         --------        --------       --------
          Reconciled to:
              Current liability                                           347            1,827             347          1,827
              Non-current liability                                         -              347               -            347
                                                                     --------         --------        --------       --------

          Total lease liability (Note 16)                            A$   347         A$ 2,174        A$   347       A$ 2,174
                                                                     ========         ========        ========       ========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

22.  REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS:

                                                                                Consolidated                     Company
                                                                          ------------------------   -----------------------------
                                                                             2003          2002          2003               2002
(a)  DIRECTORS' REMUNERATION

     The numbers of Directors of the Company who were paid, or were due to be paid, income directly or indirectly from the Company or any related party, as shown in the following bands, were:
     $              0         -      $         9,999                                                           -                 1
     $         10,000         -      $        19,999                                                           -                 1
     $         50,000         -      $        59,999                                                           -                 2
     $         80,000         -      $        89,999                                                           -                 1
     $         90,000         -      $        99,999                                                           1                 -
     $        100,000         -      $       109,999                                                           -                 1
     $        110,000         -      $       119,999                                                           2                 1
     $        220,000         -      $       229,999                                                           1                 1
     $      1,140,000         -      $     1,149,999                                                           -                 1
     $      1,210,000         -      $     1,219,999                                                           1                 -

     The aggregate income of the Directors referred
     to above:                                                                                       A$1,755,332       A$1,788,355
                                                                                                     ===========       ===========

     The total of all income paid or payable, directly or indirectly, from the respective entities of which they are a Director, or from any related party, to all the Directors of each entity in the Consolidated Entity was A$1,901,096 (2002: A$1,842,355).

(b)  EXECUTIVE OFFICERS' REMUNERATION

     Number of executive officers whose remuneration
     was within the following bands:
     $        410,000         -      $       419,999                                1            -             1                 -
     $        420,000         -      $       429,999                                -            1             -                 1
     $        540,000         -      $       549,999                                -            1             -                 1
     $        550,000         -      $       559,999                                1            -             1                 -
     $        570,000         -      $       579,999                                -            1             -                 1
     $        610,000         -      $       619,999                                1            -             1                 -

     The aggregate income of the executives referred
     to above:                                                            A$1,589,188  A$1,532,776   A$1,589,188       A$1,532,776
                                                                          ===========  ===========   ===========       ===========

     In addition, under management agreements for the operation of Conrad Jupiters and Conrad Treasury, the Operator provides services through executive employees of the Operator.

     Directors and executive officers' income does not include insurance premiums paid by the Consolidated Entity in respect of Directors' and Officers' liabilities insurance contracts, as the insurance policies do not specify premiums paid in respect of individual executives.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

22.      REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS (CONTINUED):

(c)      EXECUTIVE SHARE OPTION PLAN

         An executive share option plan permitted full time and permanent part time employees of the Consolidated Entity to be issued with options over the unissued ordinary shares of Jupiters Limited. The options are issued for a term of 10 years and are exercisable beginning on the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the Australian Stock Exchange. The percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TSR is calculated according to a formula based on a combination of share price appreciation and dividends. The peer group comprises 50 listed industrial companies nearest in size to Jupiters Limited (25 on either side) in terms of market capitalisation of ordinary shares, excluding companies whose sole activity or business is that of funds management, investment, trusteeship or internet business. After three years have elapsed from the date of issue of the options, 50% of the options vest in the relevant employee and may be exercised where TSR equals the TSR of 55% of the companies in the peer group. An additional 2% of the options vest and may be exercised for each percentage point exceeding the TSR of 55% of companies in the peer group. 100% of the options vest and may be exercised where TSR equals or exceeds the TSR of 80% of companies in the peer group. Unvested options lapse.

         The options were valued at A$1.13 on average on the initial grant date based on a calculation using the internationally accepted Black Scholes option pricing methodology performed by an independent specialist. However, the percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TABCORP Holdings Limited has offered to acquire all outstanding options (refer Note 29).

         For the purposes of valuing income of Directors and Executive Officers in Note 22(a) and 22 (b) above, a pro rata portion of the full options valuation determined at the initial grant date has been allocated to the year ended June 30, 2003 (one third). Comparatives have been restated for consistency. These allocations of option values have not been expensed in the Statements of Financial Performance.

         There were no options granted during the year. 75,250 options were forfeited during the year and 14,750 options were exercised. The closing balance of options on issue at June 30, 2003 was 1,570,000. The market value of the Company's ordinary shares at June 30, 2003 was A$6.41 each.

23.      RELATED PARTIES:

         The names of the Directors of Jupiters Limited holding office during the year were:

         Mr L.J. Willett, AO              -   Chairman
         Mr R.A. Hines                    -   Managing Director
         Sir F. Moore, AO                 -   Director
         Ms P. Morris, AM                 -   Director
         Mr J.D. Story                    -   Director

         Mr J.D. Story is a Partner of Corrs Chambers Westgarth, the Consolidated Entity's solicitors. During the year amounts were paid or are payable to the solicitors, representing legal fees incurred on a normal commercial basis and amounted to A$3,311,040 (2002:
         A$2,525,312). Of this amount A$502,871 (2002: A$132,435) was owing at
         June 30, 2003.

         Mr J. D. Story is Chairman of the committee established to oversee the sale of the business of Centrebet Pty Ltd. As compensation for his services to this committee, Mr Story will receive A$10,000 at the earliest of the completion of the sale or December 19, 2003.

         Ms P. Morris is Chairman of the committee established to oversee due diligence in respect of the merger with TABCORP Holdings Limited. Ms Morris will receive A$25,000 at the earliest of the completion of the merger or December 19, 2003.

23.      RELATED PARTIES (CONTINUED):

         The Company entered into the following transactions during the year with related parties in the wholly owned group:

         - loans were advanced and repayments received on intercompany accounts; .

         -        gaming technology and related services were provided;

         - royalties were paid in respect of the keno rights held by Breakwater Island Trust;

         -        keno agency commissions were paid to Breakwater Island Trust;
                  and

         -        management fees were paid by Breakwater Island Trust.

         A A$20 million loan advanced by Jupiters Limited to a controlled entity in a prior period has no fixed term and attracts interest of 9.0% per annum. All other loans were provided interest free with no fixed terms. The other transactions within the wholly owned group were conducted on commercial terms and conditions.

         Apart from the details disclosed in these financial reports, no Director has entered into a material contract with the Company or the Consolidated Entity since the end of the previous financial year and there were no contracts involving Directors' interests existing at year end.

         The following table shows the interests of Directors in the Company's ordinary shares as at June 30, 2003 and the movements in any such holdings since July 1, 2002.

                                                                  2003                2002
                                                                  ----                ----
Directors:

Opening balance                                                 114,330              206,973

Purchases                                                           326               34,962

Retirement of Director                                                -             (127,605)
                                                                -------             --------

Closing balance                                                 114,656              114,330
                                                                =======             ========

Directors also hold 530 Reset Preference Shares.

Details of other related party transactions are referred to in Notes 22 and 24.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

24.      CONTROLLED ENTITIES:

         INVESTMENT IN CONTROLLED ENTITIES:

                                                                                               Ownership
                                                                                               ---------
                                                                                          2003             2002
                   Entity                           Note        Class of Equity             %                %
                   ------                           ----        ---------------           ----             ----
Jupiters Trust                                                       Units                 100              100
Breakwater Island Trust                                              Units                 100               48
Breakwater Island Limited                                         Ord. Shares              100              100
Jupiters Custodian Pty Ltd                                        Ord. Shares              100              100
Jupiters Gaming Pty Ltd                                           Ord. Shares              100              100
Jupiters Machine Gaming Pty Ltd                                   Ord. Shares              100              100
Centrebet Pty Ltd                                                 Ord. Shares              100              100
Jupiters Internet Gaming Pty Ltd                                  Ord. Shares              100              100
jupiters.com Pty Ltd                                              Ord. Shares              100              100
AWA Limited                                          (a)          Ord. Shares              100              100
Jupiters International Pty Ltd                       (a)          Ord. Shares              100              100
AWA Wagering Systems Pty Ltd                         (a)          Ord. Shares              100              100
ATL Pty Ltd                                          (a)          A,B & Pref.              100              100
AWA Research and Development Pty Ltd                 (a)          Ord. Shares              100              100
AWA Research Marketing Pty Ltd                       (a)          Ord. Shares              100              100
AWA Gaming Services Pty Ltd                          (a)          Ord. Shares              100              100
AWA Infosec Pty Ltd                                  (a)          Ord. Shares              100              100
AWA Infosec Trust                                                    Units                 100              100
Jupiters Gaming (NSW) Pty Ltd                                     Ord. Shares              100              100
(formerly Club Gaming Systems Pty Ltd)
Club Gaming Systems (Holdings) Pty Ltd                            Ord. Shares              100              100
The CGS Trust                                                        Units                 100              100
Palatron Pty Ltd                                     (a)          Ord. Shares              100              100
Syndicate (Co.1) Pty Ltd                             (a)          Ord. Shares              100              100
AWA Enterprises Pty Ltd                              (a)          Ord. Shares              100              100
AWA Enterprises Trust                                                Units                 100              100
AWA Investor (No.2) Pty Ltd                          (a)          Ord. Shares              100              100
AWA Investor (No.4) Pty Ltd                          (a)          Ord. Shares              100              100
AWA Investor (No.5) Pty Ltd                          (a)          Ord. Shares              100              100
AWA Investor (No.6) Pty Ltd                          (a)          Ord. Shares              100              100
AWA Gaming Machines Pty Ltd                          (a)          Ord. Shares              100              100
AWA Microelectronics Pty Ltd                                      Ord. Shares              100               89
AWA New Media Pty Ltd                                             Ord. Shares              100              100
Hotel Gaming Systems Pty Ltd                                      Ord. Shares              100              100
Sunshinelink Pty Ltd                                              Ord. Shares              100              100
Radcoy (No.1) Limited                                             Ord. Shares              100              100
Expanse Electronics Limited                                       Ord. Shares              100              100
Millers Mechanical Equipment (NZ) Limited                         Ord. Shares              100              100
Penchant Pty Ltd                                              Ord. & Pref. Shares          100              100
Macquarie Syndication (No.1) Pty Ltd                          Ord. & Pref. Shares          100              100
Jupiters UK Limited                                               Ord. Shares              100              100
A.C.N. 082 231 383 Pty Ltd                                        Ord. Shares              100              100
(formerly Jupiters Gaming (NSW) Pty Ltd)
Centrebet Limited                                                 Ord. Shares              100                -
AWA Technology & Environmental Services Pty Ltd                   Ord. Shares              100                -

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

24.      CONTROLLED ENTITIES (CONTINUED):

         NOTES:

         (a) These companies are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly owned entities have been relieved from the requirements to prepare a financial report and Directors' Report under Class Order 98/1418 (as amended by Class Order 98/2017) issued by the Australian Securities and Investments Commission. These companies represent a "Closed Group" for the purposes of the Class Order and as there are no other parties to the Deed of Cross Guarantee that are controlled by AWA Limited, they also represent the "Extended Closed Group".

         (b) All controlled entities are incorporated in Australia except for Expanse Electronics Limited and Millers Mechanical Equipment (NZ) Limited which are incorporated in New Zealand and Centrebet Limited and Jupiters UK Limited which are incorporated in the United Kingdom.

         (c) The ultimate controlling entity of the Consolidated Entity is Jupiters Limited.

                                                                   Year Ended           Year Ended
                                                                 June 30, 2003         June 30, 2002
STATEMENT OF FINANCIAL PERFORMANCE OF THE CLOSED GROUP:

Revenue from ordinary activities:
     Gaming equipment sales and technology services               A$ 45,738            A$  41,638
     Trust distribution                                               9,959                10,200
     Other revenue                                                      677                   123
                                                                  ---------            ----------
Total revenue from ordinary activities                               56,374                51,961

Cost of goods sold                                                   (1,424)               (1,983)
Employee related expenses                                           (22,064)              (17,381)
Depreciation and amortization expense                                (1,248)                 (683)
Other expenses from ordinary activities                             (21,801)              (22,799)
                                                                  ---------            ----------
Profit from ordinary activities                                       9,837                 9,115
Income tax expense                                                   (2,335)                 (568)
                                                                  ---------            ----------

Net profit                                                        A$  7,502            A$   8,547
                                                                  =========            ==========

                                                                     2003                  2002
                                                                     ----                  ----
STATEMENT OF FINANCIAL POSITION OF THE CLOSED GROUP:

Total current assets                                               A$57,949              A$53,895
Total non-current assets                                              8,773                 8,925
                                                                   --------              --------
Total assets                                                         66,722                62,820
                                                                   --------              --------

Total current liabilities                                            11,543                10,966
Total non-current liabilities                                            50                 4,268
                                                                   --------              --------
Total liabilities                                                    11,593                15,234
                                                                   --------              --------

Net assets                                                           55,129                47,586
                                                                   ========              ========

Contributed equity                                                   42,931                42,931
Retained earnings/(accumulated losses)                               12,198                 4,655
                                                                   --------              --------

Total equity                                                       A$55,129              A$47,586
                                                                   ========              ========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

25.      SUPERANNUATION COMMITMENTS:

         The Consolidated Entity contributed in respect of employees to the Jupiters Limited Superannuation Fund, Host Plus Queensland Pty Ltd trading as Host Super, Sunsuper Superannuation Fund, Superannuation Trust of Australia, MLC Employee Retirement Plan, CARE Superannuation Plan and JUST Super.

         All funds provide lump sum accumulation type benefits payable on retirement, early retirement, death, disablement and resignation.

         Beyond the agreed contributions to the various funds, Jupiters Limited has no financial commitment to the funds.

         At June 30, 2003, Jupiters Limited Superannuation Fund had sufficient net assets to satisfy all benefits that would have been vested in the event of termination of the fund, voluntary termination of employment of all members and compulsory termination of the employment of all members.

         The Company self-funds retirement benefits for 4 non-executive Directors (2002: 4). During the year ended June 30, 2003, a provision of A$105,000 (2002: A$117,500) was made in this regard. A controlled entity (Breakwater Island Limited) also self-funds retirement benefits for all of its Directors. During the year a provision of A$237,377 (2002: A$296,646) was made in this regard.

26.      SEGMENT INFORMATION:

         (a)      SEGMENT REPORTING

                  Inter-segment pricing is determined on the basis of cost or cost plus a mark up of 10% to 30%. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and related revenue, borrowings and related expenses and goodwill and related amortization. Segment capital expenditure is the total cost incurred during the year to acquire segment assets.

         (b)      BUSINESS SEGMENTS

                  The Consolidated Entity comprises the following business segments, based on the Consolidated Entity's management reporting system.

                  Land Based Operations

                  Comprises hotel and casino operations at Hotel Conrad and Jupiters Casino (Gold Coast), Hotel Conrad and Treasury Casino (Brisbane) and Jupiters Townsville Hotel and Casino and Breakwater Marina (Townsville).

                  Wide-Area Operations

                  Comprises keno operations in Queensland and New South Wales and gaming machine monitoring and related activities in Queensland.

                  Technology Operations

                  Comprises national gaming and information technology service provider AWA Technology Services and Jupiters Technology.

                  Sportsbetting Operations

                  Comprises Centrebet sportsbetting business.

         (c)      GEOGRAPHICAL SEGMENT

                  The Consolidated Entity's business segments operate predominantly in one geographical segment, Australia.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

26.      SEGMENT INFORMATION - (A$ IN THOUSANDS) (CONTINUED):

                                                                 SPORTS-
                             LAND BASED  WIDE-AREA  TECHNOLOGY   BETTING   NET INTEREST   UNALLOCATED  ELIMINATIONS  CONSOLIDATED
    BUSINESS SEGMENTS           A$000      A$000      A$000       A$000       A$000          A$000        A$000         A$000
---------------------------------------------------------------------------------------------------------------------------------
2003

REVENUE

External sales                  599,241    122,861      30,301     30,818         1,790         2,701            -       787,712

Intersegment revenue                838          -      26,846          -             -        51,931      (79,615)            -
                                -------    -------      ------     ------       -------       -------     --------     ---------

Total segment revenue           600,079    122,861      57,147     30,818         1,790        54,632      (79,615)      787,712
                                -------    -------      ------     ------       -------       -------     --------     ---------
RESULT

Segment result                  111,615     33,383       2,726      5,799       (35,685)      (22,055)      (6,702)       89,081
                                -------    -------      ------     ------       -------       -------     --------

Income tax expense                                                                                                       (30,013)
                                                                                                                       ---------
Net profit - before outside
 equity interests                                                                                                         59,068

Net profit - attributable
 to outside equity
 interests                                                                                                                  (549)
                                                                                                                       ---------
Net profit - attributable
 to members of the Company                                                                                                58,519
                                                                                                                       =========
ASSETS

Segment assets                  902,806     46,309      20,367     30,765             -       718,807     (666,638)    1,052,416
                                                                                                                       =========
LIABILITIES

Segment liabilities              59,299     17,336       8,643     14,355             -       537,390      (63,571)      573,452
                                                                                                                       =========
OTHER INFORMATION

Acquisition of property,
 plant and equipment and
 intangible assets               46,851      7,761       2,430      6,773             -           477            -        64,292
                                                                                                                       =========
Depreciation and
 amortization                    29,693     10,873       1,354      4,134             -        11,018       (3,104)       53,968
                                                                                                                       =========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

26.      SEGMENT INFORMATION - (A$ IN THOUSANDS) (CONTINUED):

                                                                 SPORTS-
                             LAND BASED  WIDE-AREA  TECHNOLOGY   BETTING   NET INTEREST   UNALLOCATED  ELIMINATIONS  CONSOLIDATED
    BUSINESS SEGMENTS           A$000      A$000      A$000       A$000       A$000          A$000        A$000         A$000
---------------------------------------------------------------------------------------------------------------------------------
2002

REVENUE

External sales                  607,529    117,812      31,273     30,417        2,826         6,416             -       796,273

Intersegment revenue                795          -      22,907          -                     13,746       (37,448)            -
                                -------    -------      ------     ------      -------       -------      --------     ---------

Total segment revenue           608,324    117,812      54,180     30,417        2,826        20,162       (37,448)      796,273
                                -------    -------      ------     ------      -------       -------      --------     ---------
RESULT

Segment result                  142,103     25,306      (1,884)    11,631      (27,524)      (12,467)      (11,860)      125,305
                                -------    -------      ------     ------      -------       -------      --------

Income tax expense                                                                                                       (46,516)
                                                                                                                       ---------
Net profit - before outside
 equity interests                                                                                                         78,789

Net profit - attributable
 to outside equity
 interests                                                                                                                  (720)
                                                                                                                       ---------
Net profit - attributable
 to members of the Company                                                                                                78,069
                                                                                                                       =========
ASSETS

Segment assets                  908,587     46,789      14,956     30,820            -       652,678      (586,499)    1,067,331
                                                                                                                       =========
LIABILITIES

Segment liabilities              60,356     17,889       8,552     15,081            -       491,824         4,222       597,924
                                                                                                                       =========
OTHER INFORMATION

Acquisition of property,
 plant and equipment and
 intangible assets               35,531      2,787         579      4,118            -         3,708             -        46,723
                                                                                                                       =========
Depreciation and
 amortization                    26,969     13,972         851      3,109            -        13,393        (3,872)       54,422
                                                                                                                       =========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

27.      FINANCIAL INSTRUMENTS - (A$ IN THOUSANDS)

         (a)      OBJECTIVES FOR HOLDING DERIVATIVE FINANCIAL INSTRUMENTS

                  The Consolidated Entity uses derivative financial instruments to manage its exposure to the risk of movement in interest rates and foreign currency on long term borrowings. In this regard, the Consolidated Entity has entered into a cross currency interest rate swap agreement (refer Note 16).

         (b)      INTEREST RATE RISK EXPOSURES

                  The Consolidated Entity is exposed to interest rate risk through primary financial assets and liabilities, modified through derivative financial instruments such as interest rate swaps and offset agreements. The following tables summarise interest rate risk for the Consolidated Entity, together with effective interest rates as at balance date.

         (b)      INTEREST RATE RISK EXPOSURES - (A$ IN THOUSANDS) (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------
                                                         FIXED INTEREST
               2003                                     RATE MATURING IN
----------------------------------------------------------------------------------------------------------------------------
                                    FLOATING                OVER 1                    NON-
                                    INTEREST    1 YEAR        TO        MORE THAN   INTEREST                     AVERAGE
                                    RATE (i)   OR LESS     5 YEARS       5 YEARS     BEARING      TOTAL       INTEREST RATE
----------------------------------------------------------------------------------------------------------------------------
                                                                                                             FLOATING  FIXED
                                                                                                                 %       %
Financial Assets
    Cash                            A$77,933          -            -            -           -   A$  77,933      4.69%     -
    Trade debtors (net)                    -          -            -            -   A$ 18,791       18,791         -      -
----------------------------------------------------------------------------------------------------------------------------

Financial Liabilities
    Trade creditors                        -          -            -            -      33,947       33,947         -      -
    Finance lease liabilities              -  A$    347            -            -           -          347         -   5.98%
    Unsecured notes (ii)                   -          -   A$ 202,096            -           -      202,096         -    8.5%
    Hedge payable - restatement of
     unsecured notes hedge (ii)            -     12,326            -            -           -       12,326         -      -
    Unsecured commercial bills             -     45,000            -            -           -       45,000         -   5.59%
    Reset preference shares                -          -            -   A$ 190,174           -      190,174         -   8.15%
----------------------------------------------------------------------------------------------------------------------------

Net Financial Assets/(Liabilities)  A$77,933  A$(57,673)  A$(202,096)  A$(190,174)  A$(15,156)  A$(387,166)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                         FIXED INTEREST
               2002                                     RATE MATURING IN
----------------------------------------------------------------------------------------------------------------------------
                                    FLOATING                OVER 1                    NON-
                                    INTEREST    1 YEAR        TO        MORE THAN   INTEREST                     AVERAGE
                                    RATE (i)   OR LESS     5 YEARS       5 YEARS     BEARING      TOTAL       INTEREST RATE
----------------------------------------------------------------------------------------------------------------------------
                                                                                                             FLOATING  FIXED
                                                                                                                 %       %
Financial Assets
    Cash                            A$80,301          -            -            -           -   A$  80,301      4.66%     -
    Bills of exchange                      -    A$5,000            -            -           -        5,000         -   4.65%
    Trade debtors (net)                    -          -            -            -   A$ 13,029       13,029         -      -
    Hedge receivable - restatement
     of unsecured notes hedge(ii)          -          -   A$  24,052            -           -       24,052         -      -
----------------------------------------------------------------------------------------------------------------------------

Financial Liabilities
    Trade creditors                        -          -            -            -      31,340       31,340         -      -
    Finance lease liabilities              -      1,827          347            -           -        2,174         -   6.26%
    Unsecured notes (ii)                   -          -      238,474            -           -      238,474         -   8.50%
    Reset preference shares                -          -            -   A$ 190,174           -      190,174         -   8.15%
    Bill facilities                        -          -        2,700            -           -        2,700         -   5.80%
----------------------------------------------------------------------------------------------------------------------------

Net Financial Assets/(Liabilities)  A$80,301    A$3,173   A$(217,469)  A$(190,174)  A$(18,311)  A$(342,480)
----------------------------------------------------------------------------------------------------------------------------

(i) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

(ii) A cross currency interest rate swap converts the entire principal and coupon of the unsecured notes into Australian dollars at a fixed rate of interest until March 2004 net of the restatement of the unsecured notes (refer Notes 13 and 17).

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

27.      FINANCIAL INSTRUMENTS (CONTINUED):

         (c)      CREDIT RISK EXPOSURES

                  Credit exposure represents the extent of credit related losses that the Consolidated Entity may be subject to on amounts to be exchanged under the cross currency interest rate swap agreement or to be received from financial assets. The Consolidated Entity, whilst exposed to credit related losses in the event of non-performance by the counterparty to the cross currency interest rate swap agreement, does not expect the counterparty to fail to meet its obligations given its high credit rating. Receivables due from major counterparties are not normally secured by collateral, however, the creditworthiness of counterparties is regularly monitored.

                  The Consolidated Entity's exposures to items on the statement of financial position credit risk are as indicated by the carrying amounts of its financial assets.

                  The major geographic concentrations of credit risk arise from the location of the counterparties to the Consolidated Entity's financial assets as shown in the following table.

Location of Credit Risk - Net Trade Debtors                Consolidated
                                                    ---------------------------
                                                      2003               2002
                                                      ----               ----
Australia                                           A$12,458           A$11,186
Asia                                                   6,122              1,504
Other                                                    211                339
                                                    --------           --------
Net Trade Debtors (Note 8)                          A$18,791           A$13,029
                                                    ========           ========

         (d)      NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

                  The carrying amounts of financial assets and liabilities approximate their estimated fair values except as noted below. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in current transactions between willing parties after allowing for transaction costs. The net fair value of the cross currency interest rate swap at June 30, 2003, is estimated to be A$3.0 million and represents the net amount receivable if the derivative was terminated at that date (2002: A$10.8 million receivable) (refer Note 13).

                  The net fair value of the reset preference shares at June 30, 2003, is A$107.20 per share (2002: A$103.45) as determined by the closing value on the Australian Stock Exchange at that date (including accrued interest) (refer Note 16).

28.      DISCONTINUING OPERATION:

         On March 5, 2003, the Board of Directors decided to divest the sportsbetting business trading as Centrebet. The business is expected to be divested in the year ending June 30, 2004. The business to be divested comprises the entire sportsbetting business segment described in Note 26.

                                                                                  2003                 2002
                                                                                  ----                 ----
The financial performance of Centrebet for the year ended June 30, 2003 is as follows:

Revenues from ordinary activities                                              A$ 31,349            A$ 31,206
Expenses from ordinary activities                                                (25,187)             (18,866)
                                                                               ---------            ---------
Profit before income tax expense                                                   6,162               12,340
Income tax expense relating to ordinary activities                                (2,880)              (4,785)
                                                                               ---------            ---------
Profit from ordinary activities after income tax expense                           3,282                7,555
                                                                               =========            =========
The carrying amounts of total assets to be disposed of and total liabilities to be settled as at June 30, 2003 are as follows:

Total assets                                                                      31,172               31,433
Total liabilities                                                                 31,085               31,433
                                                                               ---------            ---------
Net assets                                                                            87                    -
                                                                               =========            =========
The net cashflows attributable to Centrebet for the year ended June 30,
2003 are as follows:

Operating                                                                          6,255               14,193
Investing                                                                         (6,187)              (6,218)
Financing                                                                         (3,917)              (9,133)
                                                                               ---------            ---------

Net cash outflows                                                              A$ (3,849)           A$ (1,158)
                                                                               =========            =========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

29.      MERGER WITH TABCORP HOLDINGS LIMITED:

         On March 5, 2003, the Company and TABCORP Holdings Limited announced a proposal to merge pursuant to schemes of arrangement under the Corporations Act (2001).

         On June 12, 2003, the Company and TABCORP Holdings Limited entered into an agreement to implement the merger, following the conduct by each party of detailed due diligence on the other party.

         The proposed merger is to be implemented by way of schemes of arrangement, requiring meetings of the Company's ordinary shareholders, reset preference shareholders and option holders which are scheduled to be held on October 24, 2003. The meetings are to be convened by the Supreme Court of Queensland. The merger also requires the approval of the Queensland State Government.

         If the merger proceeds, the Company will become a controlled entity of TABCORP Holdings Limited.

         The consideration offered by TABCORP Holdings Limited to holders of ordinary shares in the Company is as follows:

         For every 100 Jupiters ordinary shares held, it is proposed that Jupiters' ordinary shareholders will receive:

         - A$285 in cash;

         - 24 TABCORP Holdings Limited shares;

         - a special dividend, being a total of A$75 (fully franked); and

         - after tax net proceeds from the sale of the Company's sportsbetting business, Centrebet.

         The form of payment of the consideration may vary depending on tax rulings which have been requested from the Australian Taxation Office. In addition, the Company's ordinary shareholders can elect to receive all cash or all TABCORP Holdings Limited shares as consideration, however both the cash and shares are subject to a cap.

         TABCORP Holdings Limited has also offered consideration to reset preference shareholders consisting of A$105.26 for each reset preference share held, plus any accrued dividends.

         TABCORP Holdings Limited has offered cash consideration to option holders of A$2.07 per option for those expiring in August 2011 and A$2.14 for those expiring in November 2011.

         If the proposed merger does not proceed, the Company has agreed to pay up to A$12.2 million of merger related costs incurred by TABCORP Holdings Limited. Similarly, TABCORP Holdings Limited has agreed to pay up to A$7.5 million of merger related costs incurred by the Company.

         During the year ended June 30, 2003, the Company incurred costs totalling A$4.0 million in relation to the merger. These costs have been expensed in the Statement of Financial Performance.

30.      EVENTS SUBSEQUENT TO BALANCE DATE:

         On August 12, 2003, the Directors of Jupiters Limited declared a final dividend on ordinary shares in respect of the 2003 financial year. The total amount of the dividend is A$24,214,104 which represents a fully franked dividend of A12 cents per share. The dividend has not been provided for in the June 30, 2003 financial statements.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

31.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

         (a)      RECONCILIATION OF AUSTRALIAN GAAP TO US GAAP

         The following reconciliations have been provided to give additional information as required under US GAAP. A description of the major differences between Australian GAAP and US GAAP follows the reconciliations.

                                                                                  JUNE
                                                                   ------------------------------------
                  (A$ IN THOUSANDS)                       NOTE       2003         2002          2001
                                                          ----       ----         ----          ----
                                                                               CONSOLIDATED
                                                                               ------------
Net profit reported under Australian GAAP                           A$58,519     A$ 78,069     A$77,100
   Depreciation                                         (i)           (3,451)       (3,451)      (3,451)
   Conrad Treasury and Jupiters Keno preopening
    expenses                                            (ii)             659           659          659
   Mark to fair value of cross currency swap during     (iii)         (7,769)        3,577       14,168
    the period
   Unrealised foreign exchange gain/(loss) on Notes     (iv)          36,378        27,483      (41,779)
   Software development costs                           (v)              313        (1,564)           -
   Write back of Jupiters Machine Gaming impairment
    charge                                              (vi)            (246)        1,131            -
   Debt issuance costs                                  (vii)            191          (955)           -
   Deferred costs                                       (viii)        (1,936)       (3,285)           -
   Debt Costs - Reset Preference Share discount         (xv)          (2,232)         (240)           -
   Amortization of goodwill                             (xviii)        7,813             -            -
   Goodwill impairment charge                           (xviii)       (2,500)            -            -
   Stock based compensation                             (xix)         (1,735)            -            -
   Net deferred tax effect of adjustments                             (7,242)       (7,079)       8,665
   Cumulative effect of accounting change, net of tax   (ix)               -             -      (11,558)
                                                                   ---------     ---------    ---------
Net profit under US GAAP                                           A$ 76,762     A$ 94,345    A$ 43,804
                                                                   =========     =========    =========

Basic Earnings per share (cents)                        (x)             38.1          40.5         18.1
Diluted Earnings per share (cents)                      (x)             37.2          40.5         18.1
                                                                   =========     =========    =========

Shareholders' equity as reported under Australian GAAP             A$478,964     A$469,407    A$620,644
   Accumulated depreciation                             (i)          (34,236)      (30,785)     (27,334)
   Conrad Treasury and Jupiters Keno preopening
    expenses                                            (ii)         (14,219)      (14,905)     (15,592)
   Dividends payable                                    (xi)               -        22,148       24,136
   Capitalized interest income                          (xii)          1,844         1,872        1,899
   Breakwater Island Trust - Outside Equity Interest    (xiii)             -       (31,358)     (30,638)
   Breakwater Island Trust - distribution paid to
    Outside Equity Interest                             (xiii)             -         4,375        3,620
   Cumulative effect of exchange rates on Notes         (iv)          12,326       (24,052)     (51,536)
   Cumulative effect of change in swap fair value       (iii)          3,008        10,777        7,200
   Software development costs                           (v)           (1,251)       (1,564)           -
   Write back of Jupiters Machine Gaming impairment
    charge                                              (vi)             885         1,131            -
   Debt issuance costs                                  (vii)           (764)         (955)           -
   Pre approval costs                                   (viii)        (5,221)       (3,285)           -
   Cumulative effect of debt costs - Reset Preference
    Share discount                                      (xv)          (2,473)         (240)           -
   Beneficial conversion factor                         (xv)          10,009        10,009            -
   Amortization of goodwill                             (xviii)        7,813             -            -
   Goodwill impairment charge                           (xviii)       (2,500)            -            -
   Net deferred tax effect of adjustments                             11,187        18,429       25,509
                                                                   ---------     ---------    ---------
Shareholders' equity under US GAAP                                 A$465,372     A$431,004    A$557,908
                                                                   =========     =========    =========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

31.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

(a)      RECONCILIATION OF AUSTRALIAN GAAP TO US GAAP - (CONTINUED)

                                                                                  JUNE
                                                                  -------------------------------------
                  (A$ IN THOUSANDS)                     NOTE         2003         2002          2001
                                                        ----         ----         ----          ----
                                                                                 COMPANY
                                                                                 -------
Net profit reported under Australian GAAP                         A$ 91,382     A$ 74,667     A$ 82,751
   Investment in controlled entity                                      497           120           235
   Depreciation                                        (i)           (1,693)       (1,693)       (1,693)
   Conrad Treasury preopening expenses                 (ii)             155           155           155
   Mark to fair value of cross currency swap during
    the period                                         (iii)         (7,769)        3,577        14,168
   Unrealised foreign exchange gain/(loss) on Notes    (iv)          36,378        27,483       (41,779)
   Software development costs.                         (v)              313        (1,564)            -
   Cumulative effect of accounting change, net of tax  (ix)               -             -       (11,558)
   Debt issuance costs                                 (vii)            191          (955)            -
   Deferred costs                                      (viii)        (1,936)       (3,285)            -
   Debt Costs - Reset Preference Share discount        (xv)          (2,232)         (240)            -
   Stock based compensation                            (xix)         (1,735)            -             -
   Net deferred tax effect of adjustments                            (7,823)       (6,589)        9,256
                                                                  ---------     ---------     ---------
   Net profit under US GAAP                                       A$105,728     A$ 91,676     A$ 51,535
                                                                  =========     =========     =========

Basic Earnings per share (cents)                       (x)             52.4          39.4          21.3
Diluted Earnings per share (cents)                     (x)             49.2          39.4          21.3
                                                                  =========     =========     =========

Shareholders' equity as reported for Australian GAAP              A$507,280     A$435,692     A$590,447
   Investment in controlled entity                                      761           264           144
   Accumulated depreciation                            (i)          (13,870)      (12,178)      (10,484)
   Conrad Treasury preopening expenses                 (ii)         (12,203)      (12,385)      (12,568)
   Dividends payable                                   (xi)               -        22,148        24,136
   Capitalized interest income                         (xii)          1,844         1,871         1,899
   Cumulative effect of exchange rates on Notes        (iv)          12,325       (24,052)      (51,536)
   Cumulative effect of change in swap fair value      (iii)          3,008        10,777         7,200
   Software development costs.                         (v)           (1,251)       (1,564)            -
   Debt issuance costs                                 (vii)           (764)         (955)            -
   Deferred costs                                      (viii)        (5,221)       (3,285)            -
   Cumulative effect of debt costs - Reset Preference
    Share discount                                     (xv)          (2,473)         (241)            -
   Beneficial conversion factor                        (xv)          10,009        10,009             -
   Net deferred tax effect of adjustments                            11,021        18,844        25,433
                                                                  ---------     ---------     ---------
Shareholders' equity under US GAAP                                A$510,466     A$444,945     A$574,671
                                                                  =========     =========     =========

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

31.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) -
         (CONTINUED)

         (a)      RECONCILIATION OF AUSTRALIAN GAAP TO US GAAP (CONTINUED)

         (i)      DEPRECIATION

                  Both Australian GAAP and US GAAP specify that non-current assets (including buildings) are to be depreciated over the useful life of such assets to the business. The useful life of the Conrad Jupiters' and Conrad Treasury buildings have been adjusted to 40 years to achieve consistency with general practice in the application of US GAAP. The Consolidated Entity expects the useful life of those assets to exceed that timeframe.

         (ii)     CONRAD TREASURY AND JUPITERS KENO PREOPENING EXPENSES

                  Under Australian GAAP expenses may be deferred to future accounting periods where the estimated future benefits to be derived from such expenses are likely to be sufficient to recover those expenses. The Economic Entity has deferred certain costs incurred during the development and start up phase of both the Conrad Treasury and the real-time, wide-area keno operations and these costs are amortised over the period of estimated future benefit. Under US GAAP, such costs must be expensed when incurred.

        (iii)     MARK TO FAIR VALUE OF CROSS CURRENCY SWAP DURING THE PERIOD

                  Under US GAAP, in accordance with Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative instruments and Hedging Activities" (SFAS 133), derivatives are carried on the statement of financial position at fair value and except in certain circumstances where hedge accounting is adopted, changes in the fair value of derivatives are recorded through net profit. On this basis, hedge accounting has not been adopted in accounting for the cross currency swap. For Australian GAAP purposes, hedge accounting has been applied and no mark-to-market adjustment has been recorded.

         (iv)     UNREALISED FOREIGN EXCHANGE LOSS ON NOTES

                  Under Australian GAAP, hedge accounting has been applied and the United States denominated debt principal has been stated at the spot foreign exchange rate in effect at the reporting date. An amount has been recorded as a hedge receivable to reflect the effect of exchange rate movements sheltered by the related swap agreement. For US GAAP purposes, the hedge accounting has not been applied and the movements in the hedge receivable amount have been recorded through net profit.

         (v)      INTERNAL SOFTWARE DEVELOPMENT COSTS

                  Under Australian GAAP, the Consolidated Entity has capitalized certain costs associated with the internal development of software to be used in its gaming operations, which can also be marketed to third parties. These costs include internal costs associated with completing a detailed program design, including investigating the feasibility of various alternative designs.

                  Under US GAAP, SFAS 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" indicates that costs associated with computer software to be sold, leased or otherwise marketed cannot be capitalized until "technological feasibility" has been achieved. Based on the provisions of this standard, the Consolidated Entity was required to expense certain costs for US GAAP reporting that were capitalized for Australian GAAP reporting.

                  During the financial year to June 30, 2003, the Consolidated Entity began amortizing the above software development costs. As these software development costs were previously expensed under US GAAP, the current period amortization has been reversed.

         (vi)     WRITE BACK OF JUPITERS MACHINE GAMING IMPAIRMENT CHARGE

                  Under Australian GAAP, specifically the provisions of AASB 1010, "Recoverable Amount of Non-Current Assets," the Consolidated Entity recognized an impairment charge of A$1,500,000 relating to deferred costs that are not expected to be fully recoverable. Under US GAAP, the Consolidated Entity performed a separate analysis of its long-lived assets, based on the undiscounted cashflow methodology described in SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." On this basis, no impairment charge was recognized for US GAAP reporting, therefore under US GAAP depreciation is recorded in excess of that recorded under Australian GAAP.

         (vii)    DEBT ISSUANCE COSTS

                  During the year to June 30, 2002, the Consolidated Entity capitalized the cost of an interest rate swaption contract associated with a debt raising as disclosed in "Financial Statements - Note 15 - "Interest Bearing Liabilities". Under US GAAP, SFAS 133 requires that the cost of this swaption be expensed, therefore under US GAAP depreciation is recorded in excess of that recorded under Australian GAAP.

                  During the financial year to June 30, 2003, the Consolidated Entity amortized the capitalized cost of the above interest rate swaption. As this expense was previously expensed under US GAAP, the current period amortization has been reversed.

         (viii)   DEFERRED COSTS

                  Under Australian GAAP, expenses may be deferred to future accounting periods where the estimated future benefits to be derived from such expenses are likely to be sufficient to recover those expenses.

                  In 2002 and 2003, the Consolidated Entity has deferred certain costs incurred during the pre approval phase of the Gold Coast Convention Centre and certain other projects. Under US GAAP, in accordance with Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities" costs incurred in construction projects prior to the securing of a contact for that project must be expensed.

                  In 2003, the Consolidated Entity has also deferred certain costs incurred in making available the Centrebet business unit. Under USGAAP, such costs should be expensed as incurred.

         (ix)     CUMULATIVE EFFECT OF ACCOUNTING CHANGE

                  During the year to June 30, 2001, in accordance with SFAS 133, the Consolidated Entity changed its method of accounting for derivative instruments for US GAAP purposes. The effect of this adjustment was a reduction to net profit under US GAAP of A$11.6 million, or A4.8 cents per share for the year ended June 30, 2001.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

31.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) -
         (CONTINUED)

         (a)      RECONCILIATION OF AUSTRALIAN GAAP TO US GAAP (CONTINUED)

         (x)      EARNINGS PER SHARE

                                 12 MONTHS ENDED JUNE 30, 2003       12 MONTHS ENDED JUNE 30, 2003
                                          CONSOLIDATED                          PARENT
                                                          PER                                  PER
                                                          SHARE                               SHARE
                                INCOME A$     SHARES     A$ CENTS   INCOME A$      SHARES    A$ CENTS
BASIC EPS
Income available to common
 stockholders                   76,762,000  201,521,688      38.1  105,728,000  201,521,688      52.4

EFFECT OF DILUTIVE SECURITIES   13,082,000   39,970,175             13,082,000   39,970,175

DILUTED EPS
Income available to common
 stockholders                   89,844,000  241,491,863      37.2  118,810,000  241,491,863      49.2

                  The reported basic and diluted earnings per share were not materially different for the years ended June 30, 2002 and 2001 for both the Parent and Consolidated entities and hence the underlying computations are not disclosed.

         (xi)     DIVIDENDS PAYABLE

                  Effective July 1, 2002, the Consolidated Entity adopted AASB 1044 for Australian reporting purposes. Under AASB 1044 a provision for dividend is only recognized at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. In accordance with this Standard, no provision for dividend has been recognized for the year ended June 30, 2003. Similarly under United States GAAP, dividends and distributions are recognized in the period in which they are declared and become legally payable.

         (xii)    CAPITALIZED INTEREST INCOME

                  Interest income on unutilized funds was capitalized during the construction of Conrad Treasury. Under Australian GAAP, this interest income was capitalized and included in the development costs and amortized over the useful life of the project. Under US GAAP, this interest income is accounted for as income in the year earned.

         (xiii)   BREAKWATER ISLAND TRUST - OUTSIDE EQUITY INTEREST

                  Outside equity interest was included in shareholders' equity reported for Australian GAAP in the 2002 and 2001 financial years. The amount reported for these years does not reflect distributions to outside equity interests. Under US GAAP, outside equity interest does not form part of shareholders' equity. For US GAAP purposes, outside equity interest has been reduced by distributions to outside equity interests and has been removed from Shareholders' Equity in the subsequent years.

                  At December 31, 2002, the outside equity interest was converted to Jupiters Limited ("Chief Entity") interest in accordance with transactions as disclosed in Note 20 (d) "Notes to the Statement of Cashflows."

         (xiv)    INVESTMENT IN BREAKWATER (A$ IN THOUSANDS)

                  As at June 30, 2000, the Consolidated Entity began consolidating Breakwater Island Trust for Australian GAAP purposes. For US GAAP purposes, the investment in Breakwater Island Trust would have been accounted for as an equity basis investment in the 2002 and 2001 financial years. However, on December 31, 2002, Jupiters Limited effectively increased its ownership interest to 100%. The following are the assets and liabilities of Breakwater Island Trust as presented included in the Australian GAAP Balance Sheet at June 30, 2002 and 2001, prior to 100% ownership.

       ASSET/LIABILITY                         JUNE 30, 2002     JUNE 30, 2001
Cash Assets - Current                            A$ 3,431          A$ 6,975
Receivables - Current                                 372               348
Inventories - Current                                 250               248
Prepayments - Current                                 443               462
Property, Plant and Equipment - Non Current        55,479            57,236
Deferred Tax Assets - Non Current                     752               375
Payables - Current                                  2,889               879
Tax Liabilities                                       216               984
Other Provisions                                    1,666             3,793
Interest Bearing Liabilities - Non Current          2,700             6,000
Other Provisions - Non Current                        986               833

                  These assets and liabilities would not appear on the 2002 and 2001 US GAAP balance sheet. Instead, for US GAAP purposes, the balance sheet would include a non-current asset, Investment in Associates, of A$22,396,000 and A$22,276,000 at June 30, 2002
                  and June 30, 2001 respectively. In addition, for Australian GAAP purposes, the Statement of Financial Performance for the 2002 financial year would have included operating revenues of A$38,415,000 (2001: A$41,769,000) and operating expenses of
                  A$36,840,000 (2001: A$37,363,000) attributable to Breakwater
                  Island Trust.

                  The following are the cash flows of Breakwater Island Trust that are included in the Australian GAAP Statement of Cash Flows for the 2002 and 2001 financial years:

                                                    2002                2001
Cash flows from operating activities              A$ 4,356            A$ 5,635
Cash flows from investing activities                (1,725)             (1,510)
Cash flows from financing activities                (6,175)             (3,710)

                  These cash flows would not have appeared in the United States GAAP Statement of Cash Flows for June 30, 2002, and June 30, 2001, respectively.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

31.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) -
         (CONTINUED)

         (a)      RECONCILIATION OF AUSTRALIAN GAAP TO US GAAP  - (CONTINUED)

         (xv)     BENEFICIAL CONVERSION FACTOR

                  1,901,735 reset preference shares ("RPS") were issued on April 11, 2002, at a face value of A$100 each with a coupon of 8.15% per annum. The coupon is payable semi-annually, is cumulative and ranks senior to the payment of ordinary dividends. The RPS have a ten year term with specified terms able to be reset by the Company at the end of year five. Holders of RPS have the ability to request conversion of their securities to ordinary shares in Jupiters Limited and the Company may convert, repurchase such securities or sell them to a third party. Furthermore, the Company may repurchase the securities at the time of reset, maturity or if the coupon ceases to be tax deductible. Holders of RPS generally have no voting rights except in limited circumstances. The rights of holders of RPS are subordinated to all claims except ordinary shareholders. The RPS are quoted for trading on the Australian Stock Exchange. For the purposes of United States GAAP these instruments may be classified as either mezzanine or debt, but not as permanent equity. Because the company presents the RPS as debt, dividends and amortization of the beneficial conversion feature are classified as interest expense.

                  For the purposes of Australian GAAP, the RPS have been recorded as Non-Current Interest Bearing Liabilities. In accordance with United States GAAP, specifically EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the value of the embedded conversion feature has been determined to be approximately A$10 million and has been recorded as paid in capital. This beneficial conversion factor is being amortized in accordance with an effective annual interest rate method over the five-year period to the first reset date.

         (xvi)    PLAYER INCENTIVES - CASH REWARDS (A$ IN THOUSANDS)

                  The Consolidated Entity, through the operation of a "cash back rewards scheme" in place at its casino operations in Brisbane and on the Gold Coast, refunds to certain customers a cash reward based on the volume of play by those customers. For Australian GAAP, these refunds are recorded as marketing expenditure. In accordance with United States GAAP, specifically EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", customer cash rewards should be recorded as a deduction to revenue and not as an expense. Accordingly, revenues reported under Australia GAAP should have the following amounts deducted for the purposes of determining revenue in accordance with United States GAAP:

                             JUNE 30,             JUNE 30,              JUNE 30,
                               2003                 2002                  2001
Cash Rewards                 A$11,567             A$12,292              A$12,879

         (xvii)   FINANCIAL STATEMENTS OF GUARANTORS

                  A number of controlled entities of the Consolidated Entity are guarantors to the United States dollar denominated debt. The consolidated position, performance and cash flows of the consolidated guarantors are not materially different to the position, performance and cash flow of the Consolidated Entity after the exclusion of amounts related to Breakwater Island Limited.

         (xviii)  GOODWILL

                  In July 2001, the Financial Accounting Standards Board issued SFAS No. 141,"Accounting for Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". The Consolidated Entity adopted these standards on July 1, 2002. These standards affect accounting for business combinations consummated after June 30, 2001, and existing goodwill and other intangible assets of the Consolidated Entity.

                  The standards require, among other provisions, companies to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. The standards no longer require the amortization of goodwill while other intangible assets will continue to be amortized over their estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. Intangible assets with indeterminable useful lives will not be amortized but assessed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

                  During the year ended June 30, 2001, the Consolidated entity recorded goodwill amortization of A$7,933,000 which decreased basic and diluted earnings per share by A3.3 cents per share.

                  During the year ended June 30, 2002, the Consolidated entity recorded goodwill amortization of A$7,848,000 which decreased basic and diluted earnings per share by A3.4 cents per share.

                  During the year ended June 30, 2003, the Consolidated entity wrote back the amortisation of goodwill recorded under Australian GAAP and recognised an impairment charge related to goodwill in accordance with United States GAAP.

         (xix)    Executive Option Plan

                  The Chief Entity has established an executive share option plan whereby certain employees have been granted options to purchase the Chief Entity's shares at a price equal to the market value of the shares on the date the options were granted. These options vest three years after the grant date. The number of options that will ultimately vest is dependent upon the overall return to shareholders during the three-year vesting period compared to a benchmark group of similar sized Companies listed on the stock exchange.

                  Under Australian GAAP, no compensation expense will be recognized relating to these share options. Under USGAAP, the Consolidated Entity elected to account for stock based employee compensation in accordance with APB25, "Accounting for Stock Issued to Employees", and related interpretations. This standard requires the Consolidated Entity to record compensation expense when it becomes probable that the conditions for vesting will be achieved. In 2003, management determined that it is probable that the conditions for vesting will be achieved. Consequently, compensation expense has been recorded in 2003 based on the vested portion of the difference between the price an employee must pay on the vesting date to acquire the shares underlying the option and the market price of the shares at June 30, 2003. The compensation expense will be remeasured at each reporting date until the final vesting date.

         (b)      ADDITIONAL DISCLOSURES FOR US INVESTORS

                  Defined Contribution Superannuation Funds

                  The Consolidated Entity makes payments in respect of employees into defined contribution superannuation funds. The total amount paid during the year was A$16.2 million (2002: A$14.7 million; 2001: A$13.9 million).

                  Employee Share Plan

                  The Consolidated Entity had established an employee share plan whereby shares may be purchased on behalf of employees on market through payroll deductions. This share plan was terminated during the 2003 financial year.

                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

31.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) -
         (CONTINUED)

         (b) ADDITIONAL DISCLOSURES FOR US INVESTORS (A$ IN THOUSANDS) - (CONTINUED)

                  Commitments

                  The aggregate amounts of principal maturities (excluding finance leases) outstanding at June 30, 2003, comprise unsecured Notes of US$135 million repayable in March 2006 and A$45 million drawn under a multi-option syndicated facility agreement dated April 26, 2001.

                  Also outstanding at June 30, 2003, were A$190 million Reset Preference Shares ("RPS"). Details of RPS issued and outstanding at June 30, 2003, are contained in Financial Statements - Note 16 - "Interest Bearing Liabilities".

                  Land, Buildings and Casino Licenses

                  Land, buildings and casino licenses at cost as shown in the financial statements, includes costs of A$102 million associated with the acquisition of the casino license for Conrad Treasury.

                  Contingent Liabilities

                  From time to time the Consolidated Entity is the subject of enquiries by various regulatory bodies. Management does not believe that there are any such enquiries that would currently have a material effect on the Company's results of operations and financial position.

                  During the year ended June 30, 2003, the Australian Taxation Office concluded its investigation into the use of prior period tax losses by AWA Limited, controlled entity of Jupiters Limited. The matter concluded in the favour of AWA Limited and no financial penalties or loss were incurred.

                  Allowances (A$ in thousands)

The Consolidated Entity has made the following allowances at June 30, 2001, 2002 and 2003:


                           Balance At                     Balance At                       Balance At                     Balance At
                            June 30,             Deduc-    June 30,                Deduc-   June 30,              Deduc-   June 30,
                              2000    Additions   tions      2001      Additions    tions     2002     Additions   tions     2003
                          ---------- ----------  ------   ----------   ---------   ------  ----------  ---------  ------   ---------
Allowance for Doubtful Debts  3,900     5,400     (1,200)    8,100          --       (825)    7,275      6,630    (1,433)    12,472

Allowance for Diminution in
Inventory Value               3,696       200         --     3,896        2,132      (973)    5,055        507      (412)     5,150

                  Disposal of Centrebet Sports Betting Operations (A$ in thousands)

                  In connection with the proposed merger of Jupiters and TABCORP, on June 12, 2003, management committed to sell the business of Centrebet Pty Ltd ("Centrebet") and determined that the plan of sale criteria in FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," had been met. The carrying value of the assets of Centrebet are disclosed in Note 28.

                  For the purposes of USGAAP the business operations of Centrebet would be considered to be an asset held for sale that represented a discontinuing operation at June 30, 2003. The following income from continuing and discontinuing operations would be presented for USGAAP:

                                                                                    June
                                                                       2003         2002         2001
                                                                     ----------------------------------
Income from continuing operations before income tax under USGAAP     A$107,805    A$135,600    A$73,463
Income taxes                                                           (34,325)     (48,810)    (34,676)
                                                                     ----------------------------------
Income from continuing operations under USGAAP                          73,480       86,790      38,787
Income from operations of discontinued component under USGAAP            6,162       12,340       8,651
Income tax expense                                                      (2,880)      (4,785)     (3,634)
                                                                     ----------------------------------
Income from discontinued operations                                      3,282        7,555       5,017
Net income under US GAAP                                             A$ 76,762     A$94,345    A$43,804
Basic earnings per share from continuing operations                A36.5 cents   A37.3 cents  A16.0 cents
Diluted earnings per share from continuing operations              A35.8 cents   A37.3 cents  A16.0 cents
Basic earnings per share from discontinuing operations              A1.6 cents    A3.2 cents   A2.1 cents
Diluted earnings per share from discontinuing operations            A1.4 cents    A3.2 cents   A2.1 cents

                  Interest Expense Net

                  "Interest Expense Net" is calculated as "Borrowing Costs" less applicable "Interest from other persons".


                  Subsequent Event -- Unaudited

                  On September 29, 2003, Jupiters entered into a contract for the sale of the business of Centrebet to the SportsOdds Group for A$46.55 million. All conditions required to be met prior to the sale of the Centrebet business have now been fulfilled and settlement occurred on October 27, 2003. The Merger Implementation Agreement between Jupiters and TABCORP provides for the sale of the Centrebet business.

                  Note 29 refers to the proposed merger by way of schemes of arrangement requiring approval of the Company's ordinary shareholders, reset preference shareholders and option holders. Approval of the various schemes of arrangement by shareholders was given on October 24, 2003. At the date of this report, the merger still required the approval of the Queensland State Government.

ITEM 19. EXHIBITS

EXHIBIT NO.                      DESCRIPTION OF DOCUMENT

1.1      Constitution of Jupiters Limited, as amended.

2.1+ Indenture dated March 11, 1999 among Centrebet Pty Ltd, Jupiters Custodian Pty Ltd, Jupiters Gaming Pty Ltd, Jupiters Machine Gaming Pty Ltd, as subsidiary guarantors, Jupiters Limited and The Bank of New York, as trustee (the "Indenture").

2.2* Supplemental Indenture dated August 12, 1999 among Jupiters Limited, the then existing subsidiary guarantors under the Indenture, jupiters.com Pty Ltd (now called Jupiters Internet Gaming Pty Ltd) and The Bank of New York, as trustee, pursuant to which jupiters.com Pty Ltd (now called Jupiters Internet Gaming Pty Ltd) became a party to, and a subsidiary guarantor under, the Indenture.

2.3* First Amendment to the Indenture dated October 12, 1999 among Jupiters Limited, the then existing subsidiary guarantors under the Indenture and The Bank of New York, as trustee.

2.4* Supplemental Indenture dated April 19, 2000 among Jupiters Limited, the then existing subsidiary guarantors under the Indenture, jupiters.com Pty Ltd, AWA Limited and The Bank of New York, as trustee, pursuant to which jupiters.com Pty Ltd and AWA Limited each became a party to, and a subsidiary guarantor under, the Indenture.

2.5* Supplemental Indenture dated December 21, 2000 among Jupiters Limited, the then existing subsidiary guarantors under the Indenture, Club Gaming Systems Pty Ltd, Jupiters International Pty Ltd, AWA Gaming Services Pty Ltd and AWA Wagering Systems Pty Ltd and The Bank of New York, as trustee, pursuant to which Club Gaming Systems Pty Ltd, Jupiters International Pty Ltd, AWA Gaming Services Pty Ltd and AWA Wagering Systems Pty Ltd each became a party to, and a subsidiary guarantor under, the Indenture.

2.6# Supplemental Indenture dated February 7, 2002, among Jupiters Limited, the then existing subsidiary guarantors under the Indenture, Jupiters UK Limited and The Bank of New York, as trustee, pursuant to which Jupiters UK Limited became a party to, and a subsidiary guarantor under, the Indenture.

2.7# Second Amendment to the Indenture dated April 15, 2002 among Jupiters Limited, the then existing subsidiary guarantors under the Indenture and The Bank of New York, as trustee.

4.1+ Jupiters Casino Agreement Act 1983, as amended, among the State of Queensland, The Trustees Executors and Agency Company Limited and Jupiters Management Limited.

4.2* Jupiters Casino Agreement Amendment Act 2000, assented to on November 17, 2000 among Jupiters Limited, Jupiters Custodian Pty Ltd and the State of Queensland

4.3# Casino Agreements Legislation Amendment Act 2002, assented to on March 13, 2002 among Jupiters Limited, Jupiters Custodian Pty Ltd and the State of Queensland.

4.4+ Brisbane Casino Agreement dated May 6, 1993, as amended, between the State of Queensland and Jupiters Limited.

4.5# Foundation Agreement Termination Deed dated February 19, 2002 among Jupiters Limited, BI Gaming Corporation and CSS/PSS Pty Ltd.

4.6+ Brisbane Management Agreement, as amended among Conrad International Royalty Corporation, BI Gaming Corporation and Jupiters Limited.

4.7# Brisbane Management Agreement Amendment Deed dated July 23, 2002 between BI Gaming Corporation and Jupiters Limited.

4.8+ Second Management Agreement - Gold Coast, as amended among Conrad International Royalty Corporation, BI Gaming Corporation, Jupiters Limited and Jupiters Custodian Pty Ltd.

4.9# Gold Coast Management Agreement Amendment Deed dated July 23, 2002 among BI Gaming Corporation, Jupiters Limited and Jupiters Custodian Pty Ltd.

4.10* Gold Coast Convention & Exhibition Centre Development Agreement dated December 20, 2000 between Jupiters Limited and the State of Queensland.

4.11# Deed of Variation to Development Agreement dated August 27, 2001 between Jupiters Limited and the State of Queensland

4.12* Gold Coast Convention & Exhibition Centre Management Agreement dated December 20, 2000 between Jupiters Limited and the State of Queensland.

4.13# Gold Coast Convention & Exhibition Centre Construction Contract dated February 8, 2002 between Jupiters Limited and Multiplex Constructions Pty Ltd excluding Schedules 2, 4-6, 8-22 Specifications and Drawings.

4.14*    Jupiters Limited Executive Option Plan dated February 8, 2001.

4.15# Employment agreement between Jupiters Limited and Robert Hines dated September 4, 2001 for an initial period of 5 years.

4.16# Syndicated Facility Agreement dated April 26, 2001 among Jupiters Limited, as borrower, certain of its subsidiaries as guarantors, Australia and New Zealand Banking Group Limited, Bank of Western Australia Limited, BOS International (Australia) Limited and Westpac Banking Corporation, as lenders, and Australia and New Zealand Banking Group Limited, as agent.

4.17# Terms and Conditions of Jupiters Limited Reset Preference Shares as included at Appendix A of the prospectus for the public offer of Jupiters Limited Reset Preference Shares dated February 28, 2002.

4.18 Terms and Conditions of Jupiters Limited Reset Preference Shares as included at Appendix A of the prospectus for the public offer of Jupiters Limited Reset Preference Shares dated February 28, 2002 and amended on June 12, 2003.

4.19 Merger Implementation Agreement between Jupiters Limited and TABCORP Holdings Limited dated 12 June 2003.

6.1      Computation of Earnings per Share.

7.1      Computation of Ratio of Earnings to Fixed Charges.

8.1 List of Subsidiaries of Jupiters Limited (refer Item 17 - Financial Statements - Note 24).

31.1 Certification by the Chief Executive Officer of Jupiters Limited in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification by the Chief Financial Officer of Jupiters Limited in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification by the Chief Executive Officer of Jupiters Limited in accordance with Section 906 of the Sarbanes-Oxley Act 2002

32.2 Certification by the Chief Financial Officer of Jupiters Limited in accordance with Section 906 of the Sarbanes-Oxley Act 2002

# Incorporated by reference to the exhibits filed with Jupiters annual report on Form 20-F dated October 31, 2002 (File No. 333-10374)

* Incorporated by reference to the exhibits filed with Jupiters annual report on Form 20-F dated October 26, 2001 (File No. 333-10374)

+ Incorporated by reference to the exhibits filed with Jupiters registration statement on Form F-4 dated May 24, 1999 (File No. 333-10374)

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                     JUPITERS LIMITED


                                                     /s/ Laurence M. Carsley
                                                     ------------------------
                                                     (Signature)

                                                     Laurence M. Carsley
                                                     Chief Financial Officer

Date: October 24, 2003